Exhibit 2.1

EXECUTION VERSION

EQUITY PURCHASE AGREEMENT

among

ADT INC.,

IRIS BUYER LLC

and

FIRE & SECURITY HOLDINGS, LLC

(SOLELY FOR THE PURPOSES SET FORTH HEREIN)

Dated as of August 7, 2023

i

- ii -

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Exhibit

Exhibit A	Form of Transition Services Agreement
Exhibit B	Form of Brand Licensing Agreement
Exhibit C	Form of Master RELAs
Exhibit D	Form of Section 336(e) Agreement
Exhibit E	Purchase Price Allocation
Exhibit F	Reference Working Capital Statement

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INDEX OF DEFINED TERMS

Defined Term	Location of Definition
401(k) Employees	Section 8.06(b)
401(k) Transition Date	Section 5.06(f)
Accounting Principles	Section 8.06(b)
Actual Fraud	Section 8.06(b)
Affiliate	Section 8.06(b)
Affiliate Contract	Section 8.06(b)
Agreement	Preamble
Alternative Proposal	Section 8.06(b)
Announcements	Section 5.08
Anti-Corruption Laws	Section 3.23(a)
Apollo	Section 8.06(b)
Approvals	Section 5.30
Assumed Benefit Plan	Section 8.06(b)
Assumed Credit Support Obligations	Section 5.20(a)
Assumed Liabilities	Section 8.06(b)
Audited Financial Statements	Section 8.06(b)
Automobile or Workers Compensation Claim	Section 5.24(c)
Available Insurance Policies	Section 5.24(b)
Bankruptcy Exceptions	Section 2.02
Benefit Plan	Section 8.06(b)
BIS	Section 8.06(b)
Brand Licensing Agreement	Section 1.03(g)
Business	Section 8.06(b)
Business Continuing Credit Support Obligation	Section 5.20(b)
Business Day	Section 5.24(b)
Business Employee	Section 8.06(b)
Business Employee List	Section 3.15(d)
Business Insurance Policies	Section 3.22
Business Licensed IP	Section 8.06(b)

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Business Software	Section 3.09(h)
Cap	Section 7.03(c)
CARES Act	Section 8.06(b)
Cash	Section 8.06(b)
Change of Control Payments	Section 8.06(b)
Closing	Section 1.02
Closing Cash	Section 1.04(b)
Closing Change of Control Payments	Section 1.04(a)
Closing Date	Section 1.02
Closing Indebtedness	Section 1.04(a)
Closing Statement	Section 1.04(b)
Closing Transaction Expenses	Section 1.04(a)
Closing Working Capital	Section 1.04(b)
COBRA	Section 8.06(b)
Code	Section 8.06(b)
Collection Costs	Section 7.03(b)
Collective Bargaining Agreement	Section 8.06(b)
Collective Bargaining Obligations	Section 5.06(i)
Commercial Competitive Activity	Section 8.06(b)
Commercial Customer	Section 8.06(b)
Commercial Field	Section 8.06(b)
Company Multiemployer Plan	Section 8.06(b)
Competing Business	Section 4.11
Confidentiality Agreement	Section 5.03(a)
Consent	Section 2.03(b)
Continuing Employee	Section 5.06(b)
Contract	Section 8.06(b)
control	Section 8.06(b)
controlled	Section 8.06(b)
controlling	Section 8.06(b)
Coverage Claims	Section 5.24(b)
COVID-19	Section 8.06(b)
COVID-19 Measures	Section 8.06(b)
Cravath	Section 8.07(a)
Credit Support Obligations	Section 8.06(b)
Current Assets	Section 8.06(b)
Current Liabilities	Section 8.06(b)
Current Representation	Section 8.07(a)

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D&O Indemnitee	Section 5.14(a)
D&O Indemnitees	Section 5.14(a)
DCP Obligations	Section 5.06(h)
Debt Commitment Letter	Section 4.06(a)
Debt Financing	Section 4.06(a)
Dependent Services	Section 5.34
Environmental Laws	Section 8.06(b)
Equity Commitment Letter	Section 4.06(a)
Equity Financing	Section 4.06(a)
Equity Interest	Section 8.06(b)
ERISA	Section 8.06(b)
ERISA Affiliate	Section 8.06(b)
Escheat Liabilities	Section 8.06(b)
Estimated Cash	Section 1.04(a)
Estimated Closing Change of Control Payments	Section 1.04(a)
Estimated Closing Indebtedness	Section 1.04(a)
Estimated Closing Statement	Section 1.04(a)
Estimated Closing Transaction Expenses	Section 1.04(a)
Estimated Working Capital	Section 1.04(a)
Exchange Act	Section 8.06(b)
Excluded Benefit Plan Liabilities	Section 5.06(f)
Excluded Liabilities	Section 8.06(b)
Executive Premises	Section 8.06(b)
FCPA	Section 3.23(a)
Final Closing Date Amount	Section 8.06(b)
Final Purchase Price Allocation	Section 5.07(f)
Financial Statements	Section 8.06(b)
Financing	Section 4.06(a)
Financing Letters	Section 4.06(a)
GAAP	Section 8.06(b)
General Liability Insurance Cap	Section 5.24(c)
General Liability Insurance Claim	Section 5.24(c)
Government Contract	Section 8.06(b)
Governmental Entity	Section 2.03(b)
Group Companies	Section 8.06(b)
Group Company Covered Products	Section 8.06(b)
Group Company Covered Third Parties	Section 8.06(b)
Group Company Covered Third Party Services	Section 8.06(b)
Group Company Intellectual Property	Section 8.06(b)
Group Company Licensees	Section 5.28(a)(i)
Group Company Registered Intellectual Property	Section 3.09(a)
Group Subsidiary	Section 8.06(b)

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Group Subsidiary Stock Right	Section 3.04
Guarantee	Section 4.10
Guarantors	Recitals
Hazardous Substances	Section 8.06(b)
HSR Act	Section 5.04(b)
Indebtedness	Section 8.06(b)
indemnified party	Section 8.18(a)
Indemnified Taxes	Section 8.06(b)
indemnifying party	Section 8.18(a)
Independent Expert	Section 8.06(b)
Initial Closing Date Amount	Section 8.06(b)
Initial TSA Employee	Section 8.06(b)
Injunction	Section 5.04(c)
Inside Date	Section 1.02
Intellectual Property	Section 8.06(b)
Intercompany Accounts	Section 8.06(b)
Internet Properties	Section 8.06(b)
IP Licenses	Section 3.10(b)
IT Systems	Section 8.06(b)
Judgment	Section 2.03(a)
Knowledge	Section 8.06(b)
Latest Balance Sheet	Section 8.06(b)
Law	Section 2.03(a)
Lease	Section 3.08(b)
Leased Real Property	Section 3.08(b)
Lender Related Parties	Section 8.06(b)
Lenders	Section 4.06(a)
Licensed Software	Section 8.06(b)
Licensed TSA IP	Section 8.06(b)
Liens	Section 8.06(b)
Losses	Section 5.20(a)
Master RELAs	Section 8.06(b)
Material Adverse Effect	Section 8.06(b)
Material Contracts	Section 3.10(b)
Material Customers	Section 3.20
Material Suppliers	Section 3.20
Mobile Safety Solutions	Section 8.06(b)
Modifications	Section 8.06(b)

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Multiemployer Plan	Section 8.06(b)
Multifamily Customer	Section 8.06(b)
Names	Section 8.06(b)
Non-Competition Period	Section 5.13(a)
Notice of Disagreement	Section 1.04(c)
NYSE	Section 8.06(b)
OFAC	Section 8.06(b)
Offer Conditions	Section 5.06(m)
Open Source Software	Section 8.06(b)
Outside Date	Section 7.01(a)(iv)(A)
Owned Real Property	Section 3.08(a)
Parent	Preamble
Parent 401(k) Plan	Section 8.06(b)
Parent Business	Section 8.06(b)
Parent Business Field	Section 8.06(b)
Parent Claim	Section 8.06(b)
Parent CNTS Acquiror	Section 5.28(b)(ii)(B)
Parent Consolidated Group	Section 8.06(b)
Parent Continuing Credit Support Obligation	Section 5.20(a)
Parent Covered Products	Section 8.06(b)
Parent Covered Third Parties	Section 8.06(b)
Parent Covered Third Party Services	Section 8.06(b)
Parent Credit Agreements	Section 8.06(b)
Parent Deferred Compensation Plan	Section 5.06(h)
Parent Disclosure Letter	Section 8.06(b)
Parent Equity Awards	Section 3.14(j)
Parent Fundamental Representations	Section 8.06(b)
Parent Insurance Policies	Section 5.24(c)
Parent Licensed IP	Section 8.06(b)
Parent Licensees	Section 8.06(b)
Parent Notes	Section 8.06(b)
Parent Parties	Section 8.06(b)
Parent Portion	Section 5.19(a)
Parent Related Parties	Section 7.03(c)
Participating Business Employees	Section 5.06(h)
Patents	Section 8.06(b)
Permit	Section 3.11
Permitted Liens	Section 8.06(b)
Person	Section 8.06(b)
Personal Information	Section 8.06(b)

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Pre-Closing Actions	Section 5.18
Pre-Closing Income Taxes	Section 8.06(b)
Pre-Closing Separate Return	Section 8.06(b)
Pre-Closing Tax Period	Section 8.06(b)
Privacy Laws	Section 8.06(b)
Privacy Laws and Requirements	Section 3.09(f)
Proceeding	Section 3.13
Projections	Section 4.07(b)
Purchase Price	Section 1.01
Purchase Price Allocation	Section 5.07(f)
Purchaser	Preamble
Purchaser Benefit Plans	Section 5.06(d)
Purchaser CNTS Acquiror	Section 5.28(b)(i)(B)
Purchaser Fundamental Representations	Section 8.06(b)
Purchaser Material Adverse Effect	Section 4.01
Purchaser Parties	Section 8.07(a)
Purchaser Portion	Section 5.19(a)
Purchaser Related Parties	Section 7.03(c)
Purchaser’s 401(k) Plan	Section 5.06(e)(iii)
PwC	Section 8.07(a)
Redacted Fee Letter	Section 8.06(b)
Redundant Employee	Section 5.06(n)
Reference Time	Section 8.06(b)
Reference Working Capital Statement	Section 8.06(b)
Related Parties	Section 8.06(b)
Remedy Actions	Section 5.04(c)
Representatives	Section 5.23(c)
Required Information	Section 5.23(c)
Required Regulatory Approvals	Section 8.06(b)
Residential Customer	Section 8.06(b)
Restraints	Section 6.01(a)
Restricted Cash	Section 8.06(b)
Retained Credit Support Obligations	Section 5.20(b)
RSB Competitive Activity	Section 8.06(b)
Sanctioned Country	Section 8.06(b)
Sanctioned Person	Section 8.06(b)
Sanctions	Section 8.06(b)
Section 336(e) Agreement	Section 5.07(ii)(d)(i)(2)

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Section 336(e) Elections	Section 5.07(ii)(d)(i)
Section 336(e) Group Companies	Section 5.07(ii)(d)(i)(1)
Securities Act	Section 8.06(b)
Security Incident	Section 8.06(b)
Seller	Recitals
Shared CBAs	Section 8.06(b)
Shared Contract	Section 8.06(b)
Shared Union Business Employees	Section 8.06(b)
Small Business Customer	Section 8.06(b)
Software	Section 8.06(b)
Solvent	Section 8.06(b)
Specified Licensed TSA IP	Section 8.06(b)
Straddle Period	Section 8.06(b)
Subsidiary	Section 8.06(b)
Tax Accounting Firm	Section 5.07(d)(iii)
Tax Amount	Section 5.07(d)(ii)
Tax Return	Section 8.06(b)
Taxes	Section 8.06(b)
Taxing Authority	Section 8.06(b)
Termination Charges	Section 5.34
Termination Fee	Section 7.03(a)
Termination Notice Response	Section 5.34
Termination Services	Section 5.34
Third Party Claim	Section 8.18(a)
Title IV Plan	Section 8.06(b)
Trade Laws	Section 8.06(b)
Trade Secrets	Section 8.06(b)
Trademarks	Section 8.06(b)
Transaction Agreements	Section 8.06(b)
Transaction Expenses	Section 8.06(b)
Transaction Materials	Section 4.07(b)
Transaction Tax Deductions	Section 5.07(i)
Transaction-Related Matters	Section 7.03(c)
Transactions	Section 1.01
Transfer Taxes	Section 8.06(b)
Transferred Company	Preamble
Transferred Company Guaranteed Obligations	Section 8.15(a)
Transferred Company Guaranty	Section 8.15(a)

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Transferred Company Stock Right	Section 3.03
Transferred Equity Interests	Recitals
Transferred HR Liabilities	Section 5.06(e)(i)
Transferred Patent	Section 8.06(b)
Transition Services Agreement	Section 1.03(e)
Transition Services Termination Notice	Section 5.34
TSA Employee	Section 5.07(i)
TSA IP	Section 5.07(i)
Unaudited Financial Statements	Section 8.06(b)
Voting Group Subsidiary Debt	Section 3.04
Voting Transferred Company Debt	Section 3.03
Working Capital	Section 8.06(b)
Working Capital Deficit	Section 8.06(b)
Working Capital Lower Target	Section 8.06(b)
Working Capital Surplus	Section 8.06(b)
Working Capital Upper Target	Section 8.06(b)

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EQUITY PURCHASE AGREEMENT, dated as of August 7, 2023 (this “Agreement”), among ADT Inc., a Delaware corporation (“Parent”), Iris Buyer LLC, a Delaware limited liability company (“Purchaser”), and, solely with respect to Section 8.15, Fire & Security Holdings, LLC, a Delaware limited liability company (the “Transferred Company”).

WHEREAS, The ADT Security Corporation, a wholly-owned Subsidiary of Parent (the “Seller”), holds all of the issued and outstanding equity interests of the Transferred Company (the “Transferred Equity Interests”);

WHEREAS, Purchaser desires to purchase the Transferred Equity Interests from the Seller, and Parent desires to cause the Seller to sell the Transferred Equity Interests to Purchaser, pursuant to the terms and conditions of this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, GTCR Fund XIII/B LP, GTCR Fund XIII/C LP, GTCR Co-Invest XIII LP, GTCR (A-1) Investors LP and GTCR (A-2) Investors LP, each a Delaware limited partnership (collectively, the “Guarantors”), are entering into the Guarantee with respect to certain payment obligations of Purchaser under this Agreement.

NOW THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties agree as follows:

ARTICLE I

Purchase and Sale of the Transferred Equity Interests; Closing

SECTION 1.01 Purchase and Sale of the Transferred Equity Interests. On the terms and subject to the conditions of this Agreement, at the Closing, Parent shall cause the Seller to sell, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from the Seller, the Transferred Equity Interests, free and clear of all Liens (except Liens on transfer imposed under applicable securities Laws), for an aggregate purchase price of $1,612,500,000 (the “Purchase Price”), payable as set forth in Section 1.03, subject to adjustment as provided in Section 1.04. The purchase and sale of the Transferred Equity Interests, together with the consummation of the other transactions contemplated by this Agreement and the other Transaction Agreements, are referred to as the “Transactions”.

SECTION 1.02 Closing Date. The closing of the Transactions (the “Closing”) shall take place via electronic (including pdf, DocuSign or otherwise) exchange of documents at 10:00 a.m., New York City time, on the third Business Day following the satisfaction (or, to the extent permitted by applicable Law, the waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VI (other than those conditions which by their nature can only be satisfied at the Closing but subject to the satisfaction at the Closing or waiver of such conditions at such time), or at such other place, time and date as shall be agreed between Parent and Purchaser; provided that in no event shall the Closing occur prior to October 2, 2023 without the express written consent of each of Parent and Purchaser (which consent may be given or withheld in the sole and absolute discretion of each of Parent and Purchaser) (the “Inside Date”). The date on which the Closing occurs is referred to as the “Closing Date”. The Closing shall be deemed to be effective as of 12:01 a.m., New York City time, on the Closing Date.

SECTION 1.03 Transactions to be Effected at the Closing. At the Closing:

(a) Purchaser shall deliver to Parent, and Parent shall accept (on behalf of the Seller), payment by wire transfer of immediately available funds to a bank account designated in writing by Parent at least three Business Days prior to the Closing Date, in an amount equal to the Initial Closing Date Amount;

(b) Parent shall cause the Seller to deliver to Purchaser certificates (if any) representing the Transferred Equity Interests, duly endorsed to Purchaser, and/or duly executed instruments of transfer and assignment of the Transferred Equity Interests, in form and substance reasonably satisfactory to Purchaser, duly executed by the Seller;

(c) Parent shall deliver to Purchaser the certificate required to be delivered pursuant to Section 6.02(e);

(d) Purchaser shall deliver to Parent the certificate required to be delivered pursuant to Section 6.03(c);

(e) Parent shall deliver to Purchaser the Transition Services Agreement, substantially in the form attached hereto as Exhibit A (the “Transition Services Agreement”), duly executed by Parent;

(f) Purchaser shall deliver to Parent the Transition Services Agreement, duly executed by Purchaser;

(g) Parent shall deliver to Purchaser the Brand Licensing Agreement, in the form attached hereto as Exhibit B (the “Brand Licensing Agreement”), duly executed by its Affiliates party thereto;

(h) Parent shall deliver to Purchaser the Master RELAs, duly executed by its Affiliate party thereto;

(i) Purchaser shall deliver to Parent the Master RELAs, duly executed by its Affiliate party thereto;

(j) Parent shall deliver to Purchaser the forms and agreements required to be delivered pursuant to Section 5.07(e);

(k) Parent shall deliver to Purchaser evidence reasonably acceptable to Purchaser of the release, discharge and termination effective as of the Closing (such evidence shall include, to the extent applicable, UCC-3 terminations, Intellectual Property security agreement terminations, account control agreement terminations, mortgage releases and landlord waiver terminations, drafts of which, in each case, shall be provided to

Purchaser at least three Business Days prior to Closing), of (i) any Liens (other than Permitted Liens) on the Transferred Equity Interests, the Group Companies or any of their assets securing the obligations of Parent or any of its Subsidiaries under any of the Parent Credit Agreements or any of the Parent Notes, (ii) except as set forth in Section 1.03(k) of the Parent Disclosure Letter, any guarantees of indebtedness for borrowed money provided by any of the Group Companies in respect of the obligations of Parent or any of its Subsidiaries under any of the Parent Credit Agreements or any of the Parent Notes and (iii) any agreements required to be terminated pursuant to Section 5.07(c);

(l) Parent shall deliver to Purchaser evidence reasonably acceptable to Purchaser of (i) the settlement of all Intercompany Accounts in accordance with and pursuant to Section 5.22 and (ii) the termination of all Contracts listed on Section 1.03(l)(ii) of the Parent Disclosure Letter without any further liability to the Group Companies; and

(m) Parent shall deliver the resignation letters in accordance with and pursuant to Section 5.16.

SECTION 1.04 Purchase Price Adjustment. (a) Not less than three Business Days prior to the anticipated Closing Date, Parent shall prepare in good faith and deliver to Purchaser a statement (the “Estimated Closing Statement”) setting forth Parent’s good faith estimate of (i) Closing Cash (“Estimated Cash”), (ii) Closing Working Capital (“Estimated Working Capital”), and based on the Estimated Working Capital, the Working Capital Surplus or the Working Capital Deficit, if any, (iii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iv) Closing Transaction Expenses (“Estimated Closing Transaction Expenses”), (v) Closing Change of Control Payments (“Estimated Closing Change of Control Payments”) and (vi) the Initial Closing Date Amount, in each case, together with reasonable supporting documentation for such estimates and calculations. The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles and the terms of this Agreement. Following the delivery of Parent’s calculation of the foregoing, to the extent reasonably requested by Purchaser, Parent shall, and shall cause Seller and each Group Company to, make available to Purchaser supporting documentation used in preparing such estimate. Parent shall consider any reasonable comments provided by Purchaser based on Purchaser’s review of the Estimated Closing Statement and any such documentation and make any corresponding changes to the Initial Closing Date Amount that Parent deems appropriate based on Purchaser’s proposed adjustments (provided that in no event shall the Closing be delayed on account of any review by Purchaser of the Estimated Closing Statement). Without limiting the foregoing but subject to Section 1.04(g), Purchaser and its Affiliates may rely upon the Estimated Closing Statement, and in no event shall Purchaser have any liability to Parent, Seller, the Group Companies and/or any other person on account of payments made in accordance with the Estimated Closing Statement.

(b) Within 120 calendar days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent a statement (the “Closing Statement”) setting forth Purchaser’s good faith calculation of (i) Cash as of the Reference Time (but giving effect to any subsequent cash dividends or distributions to Parent or its Subsidiaries (other than the Group Companies) prior to the Closing) (“Closing Cash”), (ii) Working Capital as of the Reference Time (“Closing Working Capital”), and based on the Closing Working Capital, the Working Capital Surplus or

the Working Capital Deficit, if any, (iii) Indebtedness as of the Reference Time (but giving effect to any subsequent incurrence of Indebtedness by Parent, Seller and/or any of the Group Companies prior to the Closing) (“Closing Indebtedness”), (iv) Transaction Expenses incurred but not paid as of the Reference Time (“Closing Transaction Expenses”), (v) Change of Control Payments to the extent not paid as of the Reference Time (“Closing Change of Control Payments”) and (vi) the Final Closing Date Amount. The Closing Statement shall be prepared in accordance with the Accounting Principles and the terms of this Agreement.

(c) During the 60 calendar day period following Purchaser’s delivery of the Closing Statement, Parent and any accountants, counsel or financial advisers retained by Parent in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 shall be permitted to review the working papers of Purchaser and each Group Company relating to the Closing Statement. The Closing Statement shall become final and binding upon the parties on the 60th calendar day following delivery thereof, unless Parent gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to Purchaser on or prior to such date, which disagreement shall be limited to mathematical errors and calculations of amounts not being made in accordance with the Accounting Principles and this Agreement. Any Notice of Disagreement shall specify in reasonable detail the item(s), dollar amount(s), nature and basis of any disagreement so asserted. Each of Purchaser and Parent shall be deemed to have agreed with all other items contained in the Closing Statement that are not subject to the Notice of Disagreement. If a Notice of Disagreement is delivered to Purchaser within the 60 calendar day period referred to above, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Purchaser and Parent resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 1.04. During the 60 calendar day period following the delivery of a Notice of Disagreement, Purchaser and Parent shall discuss in good faith any differences that they may have with respect to the matters specified in the Notice of Disagreement; provided that all negotiations between Purchaser and Parent regarding the matters specified in such Notice of Disagreement shall (unless otherwise agreed by Purchaser and Parent) be governed by Rule 408 of the U.S. Federal Rules of Evidence and any comparable applicable state rule. If Purchaser and Parent have not resolved such matters at the end of such 60 calendar day period, Purchaser and Parent shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement. The parties shall instruct the Independent Expert to render its decision as to the unresolved disputed matters and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than 60 calendar days after the date of such submission. Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the unresolved disputed matters, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such unresolved disputed matters; provided that no party shall be obligated to provide access or information if such party determines, in its reasonable judgment, that doing so may violate any applicable Law or jeopardize protection of attorney client privileges. In the event any party (or any of its Affiliates or representatives) shall participate in teleconferences or meetings with, or make presentations to, or otherwise have correspondence with or provide information to, the Independent Expert, the other party shall be entitled to participate in such teleconferences, meetings and presentations and receive copies of such correspondence and information. The terms of the appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing, whether pursuant to a customary engagement letter or otherwise.

(d) Purchaser and Parent shall jointly instruct the Independent Expert that, in resolving any such unresolved disputed matter, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as a disputed matter (other than matters thereafter resolved by mutual written agreement of the parties) and shall base its determination solely on the submissions described in Section 1.04(c), (iii) shall not assign a value to any disputed matter greater than the greatest value for such matter claimed by either party or less than the smallest value for such matter claimed by either party in the Closing Statement or in the Notice of Disagreement and (iv) shall make its determinations solely in accordance with the Accounting Principles and this Agreement.

(e) Purchaser and Parent shall jointly instruct the Independent Expert that the final determination by the Independent Expert of the matters submitted to it pursuant to Section 1.04(c) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Closing Date Amount, (iii) include the Independent Expert’s determination of each matter submitted to it pursuant to Section 1.04(c) and (iv) include a brief summary of the Independent Expert’s reasons for its determination of each matter.

(f) Absent manifest error or fraud, the resolution of disputed matters by the Independent Expert shall be final and binding, and the determination of the Independent Expert shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 1.04 shall be borne equally by Parent and Purchaser.

(g) Within five Business Days after the Closing Statement becomes final and binding upon the parties:

(i) if the Final Closing Date Amount is less than the Initial Closing Date Amount, Parent shall pay to Purchaser the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Purchaser; or

(ii) if the Final Closing Date Amount is greater than the Initial Closing Date Amount, Purchaser shall pay to Parent the amount of such difference by wire transfer of immediately available funds to the bank account designated in writing by Parent.

(h) During the period from the Closing until such time as the Closing Statement shall become final and binding upon the parties in accordance with this Section 1.04, Purchaser shall (i) preserve the records of the Group Companies on which the Closing Statement is to be based and not take any action with respect to such records that would obstruct, prevent or otherwise affect the procedures or the results of the procedures set forth in this Section 1.04 and

(ii) afford, and shall cause each Group Company to afford, to Parent and any accountants, counsel or financial advisers retained by Parent in connection with any adjustment to the Purchase Price contemplated by this Section 1.04 reasonable access during normal business hours, upon reasonable advance notice, to the properties, books, Contracts and records of the Group Companies, and the work papers of Purchaser and the Group Companies, relevant to the adjustments contemplated by this Section 1.04, and shall provide, upon Parent’s reasonable request, copies of any such books, Contracts, records and work papers to Parent.

SECTION 1.05 Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser, its Affiliates and any applicable withholding agent shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as Purchaser or its Affiliates are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of U.S. federal, state, local or non-U.S. Tax Law. Purchaser shall use reasonable best efforts to (a) provide Parent with written notice of its (or its Affiliates’) intention to deduct or withhold and of the amounts subject to deduction or withholding (other than any deduction or withholding arising with respect to (A) compensatory payments or (B) the failure of Parent to deliver the form described in Section 5.07(e)) as soon as reasonably practicable and prior to the anticipated time of payment and (b) provide Parent a reasonable opportunity to deliver or cause to be delivered such forms, certificates or other evidence as would eliminate or reduce any such required deduction or withholding. Purchaser shall use reasonable best efforts to cooperate, and cause its Affiliates to cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld on payments made pursuant to this Agreement to the extent permitted by applicable Law. To the extent that amounts are deducted or withheld in accordance with this Section 1.05 and timely paid to the appropriate taxing authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

SECTION 1.06 Designation of Affiliates. Without limiting Section 8.02, prior to the Closing, Purchaser may, after providing Parent with five Business Days’ advance notice, designate one or more Affiliates to, at the Closing, acquire all or part of the Transferred Equity Interests or pay all or any portion of the Purchase Price, in which event references herein to Purchaser will be deemed to refer to such Affiliates, as appropriate; provided, however, that no such designation (i) would reasonably be expected to prevent or materially delay the consummation of the Transactions and (ii) will in any event limit or affect the obligations of Purchaser under this Agreement to the extent not performed by such Affiliates.

ARTICLE II

Representations and Warranties Relating to Parent and the Transferred Equity Interests

Except as set forth in the Parent Disclosure Letter (it being understood that each item set forth in any section of the Parent Disclosure Letter shall be deemed to apply to the representation and warranty of Parent contained in this Agreement to which such section corresponds in number and to each other section of the Parent Disclosure Letter and each other representation and warranty of Parent contained in this Agreement, in each case, to which its relevance is reasonably apparent from the face of such disclosure), Parent hereby represents and warrants to Purchaser as follows:

SECTION 2.01 Organization and Standing; Power. Each of Parent and the Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Parent has the requisite corporate or other organizational power and authority to enable it to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The Seller has the requisite corporate or other organizational power and authority to enable it to own the Transferred Equity Interests. Each of Parent and the Seller has, or will have at the Closing, the requisite corporate or other organizational power and authority to execute, deliver and perform each other Transaction Agreement to which it is or will be party and to consummate the Transactions.

SECTION 2.02 Authority; Execution and Delivery; Enforceability. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action. Parent has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at Law) (the “Bankruptcy Exceptions”). The execution, delivery and performance by each of Parent and the Seller of each other Transaction Agreement to which it is or will be party and the consummation by each of Parent and the Seller of the Transactions have been, or will be at the Closing, duly authorized by all necessary corporate or other organizational action. Each of Parent and the Seller has, or will have at the Closing, duly executed and delivered each other Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Purchaser and its Affiliates, as applicable, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 2.03 No Conflicts; Consents. (a) The execution, delivery and performance by each of Parent and the Seller of this Agreement and each other Transaction Agreement to which it is or will be party, the consummation of the Transactions hereby and thereby and the compliance by each of Parent and the Seller with the terms hereof and thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, amendment, suspension, revocation or acceleration of any obligation or to loss of a material benefit under, result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of Parent or the Seller under, or result in the loss of any benefit under, or require Parent, the Seller or any Group Company to make any payment under, or require any consent by, or notice to, any Person (other than such notices and consents that have already been obtained or delivered and are in full force and effect and not subject to any contingency) under, (i) the organizational documents of Parent or the Seller or (ii) assuming that the Consents referred to in Section 2.03(b)

and Section 3.05(b) are obtained prior to the Closing Date and the registrations, declarations and filings referred to in Section 2.03(b) and Section 3.05(b) are made prior to the Closing Date, (A) any Material Contract or other Contract material to the Business, in each case to which Parent or the Seller is a party or by which any of the properties or assets of Parent or the Seller is bound or (B) any judgment, ruling, injunction, directive, determination, award or order (whether temporary, preliminary or permanent) or decree by or of any Governmental Entity (a “Judgment”) or any federal, national, multinational, state, local, provincial, municipal or foreign statute, law, common law, ordinance, rule, code, order (including any Judgment), act, requirement, rule of law or regulation enacted, adopted, issued, promulgated or otherwise implemented by any Governmental Entity (a “Law”) applicable to Parent or the Seller or the properties or assets of Parent or the Seller, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, (x) would not reasonably be expected to have a Material Adverse Effect or (y) would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

(b) No consent, approval, license, permit, order or authorization (a “Consent”) of, or registration, declaration or filing with, any federal, state, local, national, multinational, provincial, municipal or foreign government or any court of competent jurisdiction, regulatory or administrative authority, department, board, bureau, administrative agency, political subdivision or commission or other governmental authority or instrumentality or any court, tribunal or judicial or arbitral body (public or private), domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent or the Seller in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) filings required under, and compliance with other applicable requirements of, the Securities Act and the Exchange Act, (iii) compliance with the rules and regulations of the NYSE, (iv) compliance with any applicable state securities or “Blue Sky” laws, (v) those that may be required solely by reason of the participation of Purchaser or any of its Affiliates (as opposed to any other third party) in the Transactions and (vi) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to be, individually or in the aggregate, material to Parent, the Seller, the Group Companies and/or the Business or the ability of any of the foregoing Persons to consummate the Transactions.

SECTION 2.04 The Transferred Equity Interests. The Seller is the sole record and beneficial owner of the Transferred Equity Interests and has good and valid title to the Transferred Equity Interests, free and clear of all Liens, except Liens on transfer imposed under applicable securities Laws. Assuming Purchaser has the requisite corporate or other organizational power and authority to be the lawful owner of the Transferred Equity Interests, upon completion of the actions described in Section 1.03(b) and Parent’s receipt (on behalf of the Seller) of the Initial Closing Date Amount, Purchaser shall be the record and beneficial owner of the Transferred Equity Interests, free and clear of all Liens, other than Liens on transfer imposed under applicable securities Laws or those arising from acts of Purchaser or its Affiliates and, after giving effect to such transactions, neither Parent nor any of its Affiliates will own any of or have any interest in any of the Transferred Equity Interests. The Transferred Equity Interests constitute all of the outstanding Equity Interests of the Transferred Company. After giving effect to the transactions contemplated by Section 5.22, the Group Companies will not owe any Indebtedness or similar obligations of any kind to Parent or any of its Affiliates (other than the Group Companies). The Transferred Equity Interests are duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent such concept is applicable) and were not issued in violation of any applicable Law or preemptive or other similar rights.

SECTION 2.05 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except Citigroup Global Markets Inc. and RBC Capital Markets, LLC, whose fees and expenses will be paid by or on behalf of Parent.

SECTION 2.06 Proceedings. As of the date of this Agreement, there are not any, and since January 1, 2021 there have been no, (a) outstanding Judgments against Parent or any of its Affiliates relating to the Business or the Group Companies, (b) Proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Affiliates relating to the Business or the Group Companies or (c) investigations by any Governmental Entity that are pending or, to the Knowledge of Parent, threatened against Parent or any of its Affiliates that, in any such case, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s ability to perform its obligations under this Agreement or the other Transaction Agreements to which Parent or Seller is a party or will become a party or to consummate the Transactions prior to the Outside Date. No Proceeding is pending or, to the Knowledge of Parent, threatened against Parent which would be reasonably likely to prevent or materially delay or impair Parent’s ability to consummate the Transactions.

ARTICLE III

Representations and Warranties Relating to the Group Companies and the Business

Except as set forth in the Parent Disclosure Letter (it being understood that each item set forth in any section of the Parent Disclosure Letter shall be deemed to apply to the representation and warranty of Parent contained in this Agreement to which such section corresponds in number and to each other section of the Parent Disclosure Letter and each other representation and warranty of Parent contained in this Agreement to which its relevance is reasonably apparent from the face of such disclosure), Parent hereby represents and warrants to Purchaser as follows:

SECTION 3.01 Organization and Standing; Power. (a) Each of the Group Companies is duly organized, validly existing and in good standing (in each case, to the extent such concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized. The Transferred Company has the requisite organizational power and authority to enable it to execute, deliver and perform its obligations under this Agreement and each other Transaction Agreement to which it is or may become party to and to consummate the transactions contemplated hereby and thereby. Each Group Company has the requisite corporate or other organizational power and authority to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. Each Group Company is duly qualified to do business and in good standing (in each case, to the extent such concept is recognized by the applicable jurisdiction) in each jurisdiction in which the conduct or nature of its business or the ownership or lease of its properties or assets makes such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to be material to the Group Companies (taken as a whole) and/or the Business.

(b) Parent has made available to Purchaser complete copies of the organizational documents of the Group Companies, as amended, which are in full force and effect. Each Group Company is in compliance in all material respects with its respective governing or organizational documents.

SECTION 3.02 Authority; Execution and Delivery; Enforceability. The execution, delivery and performance by the Transferred Company of this Agreement and the consummation by the Transferred Company of the transactions contemplated hereby have been duly authorized by all necessary organizational action. The Transferred Company has duly executed and delivered this Agreement and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions. The execution, delivery and performance by the Transferred Company of each other Transaction Agreement to which it is or will be party to and the consummation by the Transferred Company of the Transactions have been, or will be at the Closing, duly authorized by all necessary corporate or other organizational action. The Transferred Company has, or will have at the Closing, duly executed and delivered each other Transaction Agreement to which it is or will be party to, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Purchaser and its Affiliates, as applicable, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 3.03 Capitalization. The Seller is the sole member of the Transferred Company. Except for the Transferred Equity Interests set forth on Section 3.03 of the Parent Disclosure Letter, there are no shares of capital stock or other Equity Interests of the Transferred Company issued, reserved for issuance or outstanding. There are no bonds, debentures, notes or other indebtedness of the Transferred Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Voting Transferred Company Debt”). There are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, restricted stock units, phantom equity, profit participation, profit appreciation, stock or stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Transferred Company is party or by which the Transferred Company is bound (a) obligating the Transferred Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests of the Transferred Company, or any security convertible into, or exercisable or exchangeable for, or the value of which is measured by reference to, any capital stock or other Equity Interest of the Transferred Company or any Voting Transferred Company Debt or (b) obligating the Transferred Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking (each, a

“Transferred Company Stock Right”). There are no other agreements to which the Transferred Company is a party, or among the holders of the Transferred Equity Interests, with respect to the voting of the Transferred Equity Interests. There are no other agreements to which the Transferred Company is a party, or among the holders of shares of capital stock or other Equity Interests of the Transferred Company, with respect to the voting of such capital stock or Equity Interests.

SECTION 3.04 The Group Subsidiaries. Section 3.04 of the Parent Disclosure Letter sets forth, as of the date hereof, the authorized capitalization of each Group Subsidiary, the number of shares of capital stock or other Equity Interests of each such Group Subsidiary and the record and beneficial owners thereof, such Group Subsidiary’s jurisdiction of organization and the percentage of its Equity Interests directly or indirectly held by the Transferred Company. All of the outstanding shares of capital stock or other Equity Interests of each of the Group Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent such concept is applicable), were not issued in violation of any applicable Law or preemptive or other similar rights and are owned by the Transferred Company or by another Group Subsidiary free and clear of Liens, other than any Liens on transfer imposed under applicable securities Laws. There are no bonds, debentures, notes or other indebtedness of any of the Group Subsidiaries having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which holders of shares of capital stock or other Equity Interests of such Group Subsidiaries may vote (“Voting Group Subsidiary Debt”). There are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, restricted stock units, phantom equity, profit participation, profit appreciation, stock or stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which any Group Subsidiary is party or by which any such Group Subsidiary is bound (a) obligating any such Group Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other Equity Interests of any such Group Subsidiary, or any security convertible into, or exercisable or exchangeable for, or the value of which is measured by reference to, any capital stock or other Equity Interest of any such Group Subsidiary or any Voting Group Subsidiary Debt or (b) obligating any such Group Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking (each, a “Group Subsidiary Stock Right”). There are no other agreements to which any Group Subsidiary is a party, or among the holders of shares of capital stock or other Equity Interests of such Group Subsidiaries, with respect to the voting of such capital stock or Equity Interests. Except for its interests in the Group Subsidiaries, the Transferred Company does not own, directly or indirectly, any capital stock or other Equity Interests of any Person.

SECTION 3.05 No Conflicts; Consents. (a) Neither the execution, delivery and performance of the Transaction Agreements nor the consummation of the Transactions will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation, amendment, suspension, revocation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than any Permitted Liens) upon any of the properties or assets of any Group Company under, (i) the organizational documents of any Group Company or (ii) assuming that the Consents referred to in Section 2.03(b) and Section 3.05(b) are obtained prior to the

Closing Date and the registrations, declarations and filings referred to in Section 2.03(b) and Section 3.05(b) are made prior to the Closing Date, (A) any Material Contract to which any Group Company is a party or by which any of its properties or assets is bound, (B) any Judgment or Law applicable to any Group Company or any of its properties or assets or (C) any Privacy Laws and Requirements, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to any Group Company in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) filings required under, and compliance with other applicable requirements of, the Securities Act and the Exchange Act, (iii) compliance with the rules and regulations of the NYSE, (iv) compliance with any applicable state securities or “Blue Sky” laws, (v) those that may be required solely by reason of the participation of Purchaser or any of its Affiliates (as opposed to any other third party) in the Transactions and (vi) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.06 Financial Statements; No Undisclosed Liabilities; Internal Controls over Financial Reporting. (a) Section 3.06(a)(i) of the Parent Disclosure Letter sets forth true, complete and correct copies of the Financial Statements. The Audited Financial Statements have been prepared in accordance with GAAP and on that basis fairly present in all material respects the financial position, results of operations and cash flows of the Business as of the dates and for the periods indicated therein, except (x) as may be indicated in the notes to the Audited Financial Statements and (y) the Business has not operated as a separate standalone entity and has received certain allocated charges or credits that may not reflect the expense the Business would have incurred as a standalone company for the periods indicated therein. The Unaudited Monthly Financial Statements have been prepared in accordance with GAAP and on that basis fairly present in all material respects the financial position and results of operations of the Business as of the date and for the period indicated therein, except (I) the Unaudited Monthly Financial Statements are not carve-out financial statements and do not include certain corporate allocations and do not include all year-end adjustments or footnote disclosures required to present the Unaudited Monthly Financial Statements in conformity with GAAP and (II) as set forth in Section 3.06(a)(ii) of the Parent Disclosure Letter.

(b) The Group Companies and the Business are not subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, except for those liabilities and obligations (i) specifically disclosed, reflected or reserved against or provided for in the Financial Statements, (ii) incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a liability for breach of warranty or tort), (iii) incurred pursuant to this Agreement or the other Transaction Agreements or otherwise incurred in connection with the Transactions, (iv) set forth in Section 3.06(b) of the Parent Disclosure Letter or (v) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c) The system of internal controls over financial reporting of Parent, taken as a whole, is designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. There are no, and since January 1, 2021 there have not been any, (i) material deficiencies or material weaknesses in the design or operation of the internal controls of Parent, in respect of the Business, that adversely affect the ability of Parent to record, possess, summarize and report financial information relating to the Business, (ii) fraud or other wrongdoing that involves any of the management or other employees of the Group Companies who have, or have had, a role in the preparation of the financial statements or the internal accounting controls used by the Group Companies or (iii) any claim or allegation regarding any of the foregoing.

(d) All existing accounts receivable of the Business (i) are bona fide receivables arising from sales actually made or services actually performed and were incurred in the ordinary course of business, (ii) to the extent in existence on applicable date(s), are properly reflected in the Financial Statements and (iii) are not subject to any setoffs, counterclaims, credits or other offsets, and are current and collectible and will be collected in accordance with their terms at their recorded amounts, in each case subject to reserves (which were determined in accordance with GAAP consistently applied) against accounts receivable reflected in the Financial Statements. No Person has any Lien (other than Permitted Liens) on any accounts receivable of the Business or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by the Business with respect to any existing accounts receivable other than in the ordinary course of business.

(e) Except as set forth on Section 3.06(e) of the Parent Disclosure Letter, as of the date of this Agreement, no Group Company has any indebtedness for borrowed money other than the Intercompany Accounts.

SECTION 3.07 Personal Property. The Group Companies have, or will have at the Closing, good and valid title to, or a valid leasehold interest in, all of the material personal property reflected on the Latest Balance Sheet or thereafter acquired, other than those assets disposed of since the date of the Latest Balance Sheet, in each case free and clear of any Liens (other than any Permitted Liens). Except as is not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all such assets are free of defects and in good operating condition in all respects and in a state of good maintenance and repair, subject to normal wear and tear.

SECTION 3.08 Real Property. (a) Section 3.08(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the addresses of all of the material owned real property used in the Business (the “Owned Real Property”). A Group Company has, or will have at the Closing, free and clear of all Liens other than Permitted Liens, good, insurable and indefeasible fee simple title to each Owned Real Property. Except as is not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each Owned Real Property: (i) there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase any such Owned Real Property or any portion thereof or interest therein, (ii) there is no condemnation or other proceeding in eminent domain, pending or, to the Knowledge of Parent, threatened, affecting such Owned Real Property or any portion thereof or interest therein and (iii) the applicable Group Company has not leased or granted to any third party a right to use or occupy all or any portion of such Owned Real Property.

(b) Section 3.08(b) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the addresses of all of the leased, subleased, licensed or other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property used in the Business (the “Leased Real Property”) other than any leased real property that will be covered by the Master RELA from ADT LLC, as licensor, to ADT Commercial LLC, as licensee. A Group Company has, or will have at the Closing, free and clear of all Liens other than Permitted Liens, a good and valid leasehold, subleasehold or license interest (as lessee, sublessee or licensee) in each Leased Real Property. Except as is not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each underlying lease, sublease, license, concession or occupancy agreement or other agreement (written or oral) for each Leased Real Property (each, a “Lease”): (i) such Lease is legal, valid, binding and in full force and effect and is, or will be at the Closing, enforceable by the Group Company party thereto in accordance with its terms, subject to the Bankruptcy Exceptions; (ii) neither the applicable Group Company nor, to the Knowledge of Parent, any other party to such Lease is in material breach or default thereunder, and, to the Knowledge of Parent, no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a material breach or default or permit the termination, modification or acceleration of rent under such Lease; (iii) Parent has provided Purchaser with a true and complete copy of each such Lease, together with all material amendments and modifications thereto; (iv) the applicable Group Company has not subleased or granted to any third party a right to use or occupy all or any portion of such Leased Real Property; and (v) the applicable Group Company has not collaterally assigned or granted any other security interest in such Lease or any interest therein (other than Permitted Liens).

SECTION 3.09 Intellectual Property; Privacy; IT Systems. (a) Section 3.09(a) of the Parent Disclosure Letter sets forth a list, as of the date of this Agreement, of all (i) registered (and applications for registration of) Group Company Intellectual Property (the “Group Company Registered Intellectual Property”), and (ii) material unregistered Trademarks and material Software, in each case constituting Group Company Intellectual Property. A Group Company is, or will be at the Closing, the sole and exclusive owner of all right, title, and interest in and to the Group Company Intellectual Property (other than the TSA IP and the Retained Patents), free and clear of all Liens other than Permitted Liens. All of the Group Company Registered Intellectual Property (and to the extent capable of being subsisting, valid, or enforceable, any other Group Company Intellectual Property) is subsisting, valid, and enforceable in all material respects.

(b) There are no Judgments or Proceedings pending, and since January 1, 2021, there have not been any Judgments or Proceedings threatened in writing, or, to the Knowledge of Parent, otherwise threatened, contesting the validity, ownership or enforceability of any of the material Group Company Intellectual Property.

(c) There are no, and since January 1, 2021, there have been no, Proceedings pending against Parent or any of its Subsidiaries (to the extent related to the Business) or against any Group Company by any Person, and none of Parent or any of its Subsidiaries or any Group Company has received any written notice, written requests to license, or written allegations alleging that the operation or conduct of the Business constitutes (or has constituted) an, infringement or misappropriation of, or unauthorized use of, the Intellectual Property rights of any Person. Except as would not be material to the Group Companies, none of the Parent or any of its Subsidiaries (to the extent related to the Business), any of the Group Companies, or the conduct or operation of the Business (i) as conducted on the date of this Agreement, infringes, misappropriates or engages in or constitutes the unauthorized use of any Intellectual Property rights of any Person, or (ii) since January 1, 2021, has infringed, misappropriated or engaged in the authorized use of any Intellectual Property rights of any Person.

(d) There are no Proceedings pending or threatened by Parent or any of its Subsidiaries (to the extent related to the Business) or by any Group Company, nor has Parent or any of its Subsidiaries, since January 1, 2021, sent any written notice to any Person, alleging the infringement, misappropriation or other unauthorized use of any Group Company Intellectual Property. To the Knowledge of Parent, no Person is infringing, misappropriating or engaging in the unauthorized use of, any material Group Company Intellectual Property.

(e) Parent and its Subsidiaries (to the extent related to the Business) and the Group Companies are using, and have used, reasonable best efforts (and implemented reasonable measures) to protect the confidentiality of the Trade Secrets included in the Group Company Intellectual Property or held by (or, with respect to a service provider or vendor, on behalf of) the Group Companies or, in connection with the Business, Parent or any of its other Subsidiaries. Except as would not be material to the Group Companies, each Business Employee and each other Person who has participated in the authorship, conception, creation, reduction to practice, or development of any Intellectual Property for the Business or any Group Company have entered into written Contracts providing for (i) the confidentiality and non-disclosure by such Business Employee or Person of all Trade Secrets included in the Group Company Intellectual Property or so held and (ii) the assignment by such Business Employee or Person (by way of a present grant of assignment) to a Group Company or Parent or any of its Subsidiaries of all right, title, and interest in and to such Intellectual Property, or otherwise arising out of such Business Employee’s or Person’s employment by, engagement by, or contract with the Group Company or Parent or Subsidiary. Except as would not be material to the Group Companies, no such Trade Secrets have been disclosed or authorized to be disclosed by Parent or any of its Subsidiaries (including any Group Companies) to any Person, other than pursuant to an appropriate confidentiality and non-disclosure Contract. Parent and its Subsidiaries (including the Group Companies) are not, and to the Knowledge of Parent, no other Person is, in material violation of any Contract referenced in this Section 3.09(e).

(f) Parent and its Subsidiaries (to the extent related to the Business) and the Group Companies are, and since January 1, 2021 have been, in compliance in all material respects with (i) all Privacy Laws, (ii) the publicly posted written policies of Parent and its Subsidiaries (to the extent related to the Business) and the Group Companies and (iii) contractual obligations into which the Parent or its Subsidiaries (to the extent related to the Business) or a Group Company has entered or by which it is otherwise bound, in the case of clauses (ii) and (iii), solely as they relate to privacy, data protection, data security or privacy breach notification or Personal Information (clauses (i)-(iii), collectively, “Privacy Laws and Requirements”) and have taken commercially reasonable measures to protect and maintain the privacy and security of all Personal Information. Since January 1, 2021, none of Parent or its Subsidiaries (to the extent related to the Business) or the Group Companies have received written notice of any Proceedings with respect to any of their compliance with Privacy Laws and Requirements. Since January 1, 2021, none of Parent or any of its Subsidiaries (to the extent related to the Business) or the Group Companies have been legally required to provide any notices to Governmental Entities, data owners or individuals in connection with a loss or disclosure of, or unauthorized access to, Personal Information.

(g) Parent and its Subsidiaries (to the extent related to the Business) and the Group Companies are using and, since January 1, 2021 have used, reasonable best efforts to implement reasonable procedures to protect, preserve and maintain in all material respects the performance and security of their IT Systems. Since January 1, 2021, no IT Systems have failed to any material extent or have been subject to any breach, Security Incident, or unauthorized access by any third party and the data that they process has not been corrupted or compromised to any material extent during the same period. Since January 1, 2021, Parent and its Subsidiaries (to the extent related to the Business) and the Group Companies have not received any written notice or complaint from any third party (including any of its employees or agents) or any Governmental Entity relating to any Security Incidents. Since January 1, 2021, Parent and its Subsidiaries (to the extent related to the Business) and the Group Companies have implemented and maintained commercially reasonable disaster recovery and business continuity plans, procedures, and facilities and the IT Systems are, in all material respects, sufficient for in the operation of the Business as conducted as of the date of this Agreement and the Closing.

(h) Neither Parent and its Subsidiaries (including the Group Companies) have disclosed, released or escrowed (other than to a Business Employee or, in the ordinary course of business subject to appropriate confidentiality and non-disclosure obligations and for the provision of software development, support or maintenance services to the Group Companies, an independent contractor of the Group Companies) any of the source code for material Software, which source code constitutes Group Company Intellectual Property in use by or provided to third parties by the Group Companies (such Software, the “Business Software”) and no Person (other than a Business Employee or, in the ordinary course of business subject to appropriate confidentiality and non-disclosure obligations and for the provision of software development, support or maintenance services to the Group Companies, an independent contractor of the Group Companies) has been granted any rights thereto or agreed to disclose, release, or escrow any Business Software under any circumstance. Except as would not be material to the Group Companies, no event has occurred, and no circumstance or condition exists that will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, released or escrowed to any Person who is not as of the date of this Agreement a current Business Employee or, in the ordinary course of business subject to appropriate confidentiality and non-disclosure obligations and for the provision of software development, support or maintenance services to the Group Companies, an independent contractor of the Group Companies. Except as would not be material to the Group Companies, no Open Source Software is included, incorporated or embedded in, linked to, combined or distributed with, any Business Software in a manner that (i) has required or would require (or otherwise condition any grant of rights on) the disclosure, contribution, licensing, or otherwise making available to any Person of Business Software for any purpose, or (ii) limits any ability to charge license fees or otherwise seek compensation in connection with any Group Company Intellectual Property. With respect to any Open Source Software used in connection with the Business, the Seller and its Subsidiaries are in compliance in all material respects with the terms and conditions of all applicable licenses with respect thereto. Except for the TSA IP, which is in part subject to the license under Section 5.28 of this Agreement, as of Closing, none of Parent or any of its Subsidiaries (other than the Group Companies) will have possession of any, and the Group Companies have sole possession of all, Business Software (including the source code therefor).

SECTION 3.10 Contracts. (a) Section 3.10(a) of the Parent Disclosure Letter sets forth a list, as of the date of this Agreement, of all Contracts of the following types in effect as of the date of this Agreement to which Parent or any of its Subsidiaries (including any Group Company) or its Affiliates (to the extent related to the Business) is a party or by which Parent or any of its Subsidiaries (including any Group Company) or its Affiliates (to the extent related to the Business) is bound, in each case, that relate to the Business, but excluding, in each case, (1) any Benefit Plan and (2) any Collective Bargaining Agreement:

(i) Contract relating to the acquisition or disposition of any business, entity, Equity Interests or material assets (whether by merger, sale of stock or other equity, sale of assets or otherwise) or the acquisition or disposition of any properties or assets of the Business (whether by merger, sale of stock or other equity, sale of assets or otherwise) for aggregate consideration of more than $5,000,000 and that was entered into after January 1, 2021 or pursuant to which any Group Company will have material continuing obligations following the date of this Agreement;

(ii) Contract under which any Group Company has borrowed any money from, or issued any note, bond, debenture, indenture, loan, credit agreement or other evidence of indebtedness for borrowed money to, any Person (other than any Group Company), in any such case which, individually, is in excess of $1,000,000;

(iii) Contract under which (A) any Person, other than any Group Company, has directly or indirectly guaranteed indebtedness for borrowed money of any Group Company or (B) any Group Company has directly or indirectly guaranteed Indebtedness for borrowed money of any Person (other than any Group Company), in any such case where such Indebtedness, individually, is in excess of $1,000,000;

(iv) Contract under which any Group Company, directly or indirectly, has made or is required to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit given in the ordinary course of business), in any such case which, individually, is in excess of $1,000,000;

(v) Shared Contract that is material to the Business;

(vi) joint venture, partnership, minority investment or other similar Contract involving co-investment between any Group Company and a third party;

(vii) Contract (A) granting any third party the right to use any Group Company Intellectual Property, other than (I) non-disclosure and confidentiality agreements, (II) Contracts granting to customers in the ordinary course of business non-exclusive licenses of any such Group Company Intellectual Property, and (III) Contracts in which the licenses granted to Intellectual Property are non-exclusive licenses incidental to the transaction contemplated in such Contract, the commercial purpose of which is something other than such license, (B) granting any Group Company the right to use any Intellectual Property owned by a third party that is, in the aggregate, material to the operation of the Group Companies taken as a whole and is not disclosed on Section 3.10(a)(xi) of the Parent Disclosure Letter, or (C) pursuant to which Seller or any of its Subsidiaries (including any Group Company) has granted to any Person any option to acquire title to any material Group Company Intellectual Property;

(viii) Contract entered into since January 1, 2021 involving any resolution or settlement of any actual or threatened Proceeding which imposes monetary obligations in excess of $1,000,000 or which imposes non-monetary obligations (other than customary confidentiality obligations) on any Group Company;

(ix) Contract requiring capital expenditures of more than $1,000,000;

(x) Government Contract resulting in sales of more than $1,000,000 for the 12 months ended December 31, 2022;

(xi) Contract with a Material Customer or a Material Supplier;

(xii) Contract containing any of the following provisions applicable to the Business and/or Group Companies: (A) a covenant not to engage or compete in any business or to compete with any Person in any geographical area, (B) a covenant not to solicit or hire any Person (other than as agreed in any customer contract or confidentiality agreement entered into in the ordinary course of business and made available to Purchaser), (C) a provision containing “take or pay” or minimum purchase obligations in excess of $3,000,000 per annum or (D) a provision requiring the purchase of all or substantially all of the Business’s requirements of any product that is material to the Business from a single supplier;

(xiii) Contract that grants any right of first refusal or right of first offer or similar right with respect to any material assets or businesses of the Group Companies;

(xiv) Contract resulting in sales in excess of $1,000,000 per annum that contains a “most favored nation” or other similar term providing preferential pricing or treatment to a third party; or

(xv) Contract not otherwise listed in this Section 3.10(a) that would reasonably be expected to require payments to or from any Group Company in excess of $5,000,000 per annum and that is not terminable by either the counterparty or any Group Company on less than 90 calendar days prior notice for a reasonably estimated cost of less than $5,000,000;

(b) All Contracts listed in Section 3.10(a) of the Parent Disclosure Letter and any Contract granting (I) any Group Company the right to use any Intellectual Property owned by a third party, and (II) any third party the right to use any Group Company Intellectual Property (“IP Licenses” and with the Contracts listed in Section 3.10(a) of the Parent Disclosure Letter, all Benefit Plans and all Collective Bargaining Agreements, collectively, the “Material Contracts”) are valid, binding and in full force and effect and are enforceable by the Group Company party thereto in accordance with their terms, subject to the Bankruptcy Exceptions and except for such failures to be valid, binding, in full force and effect or enforceable that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each Group Company or Parent or Affiliate party to a Material Contract has performed all obligations required to be performed by it under such Material Contract, and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder and, to the Knowledge of Parent, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any respect thereunder, except in any of the foregoing cases, for such noncompliance, breaches and defaults that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Parent has made available to Purchaser a true and complete (i) copy of each written Material Contract (other than IP Licenses that are not required to be disclosed on Section 3.10(a) (except Section 3.10(a)(vii)) of the Parent Disclosure Letter) (including all amendments and supplements applicable thereto other than statements of works, sales or purchase orders or other documents of a similar nature) and (ii) reasonably detailed summary of all of the material terms and conditions of each oral Material Contract (other than IP Licenses that are not required to be disclosed on Section 3.10(a) (except Section 3.10(a)(vii)) of the Parent Disclosure Letter).

SECTION 3.11 Permits. Parent and its Subsidiaries (to the extent related to the Business) and the Group Companies possess, and since January 1, 2021 have possessed, all certificates, licenses, permits, authorizations, filings, privileges and approvals of all Governmental Entities necessary to conduct the Business or own or occupy their facilities (each, a “Permit”), other than such Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. All such Permits are, and since January 1, 2021 have been, validly held by, binding on, and in full force and effect with respect to, Parent, its applicable Subsidiary or the applicable Group Company, as applicable, and Parent, its applicable Subsidiary or the applicable Group Company, as applicable, has complied in all respects with all terms and conditions thereof, in each case, except for any such invalidity or noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of Parent or any of its Subsidiaries (to the extent related to the Business) and the Group Companies are, or since January 1, 2021 have been, in default or violation of any of the Permits and no Proceeding to revoke any Permit is pending or has been threatened in writing since January 1, 2021. No Permits will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions, except for any such suspensions, modifications, revocations or nonrenewals that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.12 Taxes.

(a) All income and other material Tax Returns required to be filed with any Taxing Authority by or on behalf of any Group Company have been timely filed (taking into consideration all valid extensions) and are complete and accurate in all material respects and were prepared in compliance with applicable Law.

(b) Each of the Group Companies has timely paid in full all material Taxes required to have been paid by it (other than Taxes that are being contested in good faith by appropriate Proceedings that are disclosed on the Parent Disclosure Letter and whether or not shown as due on any Tax Return).

(c) All material Taxes required to be withheld or collected by each Group Company have been withheld and collected and, to the extent required by applicable Law, timely paid (taking into consideration all valid extensions) to the appropriate Taxing Authority.

(d) There are no Liens (other than Permitted Liens described in clause (iii) of the definition thereof) for material Taxes on the property or assets of or equity in any Group Company.

(e) There are no ongoing audits, examinations, contests or other Proceedings with respect to Taxes of any Group Company, and no such audit, examination, contest or other Proceeding has been threatened in writing.

(f) The U.S. federal income tax classification for (i) each of the Group Companies, (ii) Indoor Robotics, Ltd. and (iii) Halodi Robotics AS is listed on Section 3.12(f) of the Parent Disclosure Letter.

(g) There are no outstanding agreements extending or waiving the statutory period of limitations for the collection or assessment of material Taxes of any Group Company and no request for any such waiver or extension is currently pending, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course.

(h) No Group Company has engaged in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(i) No Group Company will be required to include any material amount of income in, or exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or use of an improper method of accounting prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date or (iv) prepaid amount received or deferred revenue accrued prior to the Closing.

(j) No Group Company (i) has any liability for the Taxes of any Person (other than another Group Company or a member of the Parent Consolidated Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise, or (ii) is a party to, is bound by or has any obligation under any Tax sharing, allocation or similar agreement or arrangement.

(k) No written claim has been made by any Taxing Authority in a jurisdiction where any Group Company has not filed a Tax Return that such Group Company is or may be subject to taxation by that jurisdiction.

(l) No Group Company (i) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code or (ii) distributed stock of another Person, or had its stock distributed by another Person in a transaction that was purported or intended to be governed by Section 361 of the Code.

SECTION 3.13 Proceedings. Section 3.13 of the Parent Disclosure Letter sets forth a complete list of each pending or, to the Knowledge of Parent, threatened claim, suit, action, proceeding, litigation, administrative charge, investigation, audit, complaint or arbitration (a “Proceeding”) against Parent or any of its Subsidiaries or Affiliates (to the extent related to the Business) or against any Group Company or any employee, officer, director or manager of any Group Company (in his or her capacity as such) since January 1, 2021, other than such Proceedings that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. None of Parent or any of its Subsidiaries or Affiliates (to the extent related to the Business) or any Group Company, or any assets or properties thereof, is, or since January 1, 2021 has been, a party to or subject to or in default under any Judgment, other than such Judgments that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.14 Benefit Plans. (a) Section 3.14(a) of the Parent Disclosure Letter sets forth a complete list of each material Benefit Plan, and separately designates each Assumed Benefit Plan. With respect to each such material Benefit Plan, Parent has made available to Purchaser complete and accurate copies of (i) the Benefit Plan documents (or, in the case of any unwritten Benefit Plans, written descriptions thereof), including any material amendments thereto and summary plan descriptions, provided that, in the case of any Benefit Plan that is an individual agreement to which a Business Employee is a party, Parent may instead make available a form or sample of such agreement, so long as the individual agreement with the Business Employee does not materially deviate from such form or sample, (ii) the most recent determination letter received from the Internal Revenue Service with respect to each Benefit Plan intended to be qualified under Code Section 401(a), and (iii) the most recent financial statement and actuarial valuation reports. With respect to each Assumed Benefit Plan, Parent has made available to Purchaser copies of the following (as applicable): (i) any trust, insurance, annuity or other funding Contract related thereto; (ii) the most recent annual report required to be filed with the applicable Governmental Entity with respect thereto; and (iii) any non-routine correspondence with any Governmental Entity for the past three years.

(b) Each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a current favorable determination letter as to its qualification (or has filed for such a letter before the expiration of the applicable remedial amendment period), and each trust established in connection with any Benefit Plan which is intended to be exempt from U.S. federal income taxation under Section 501(a) of the Code is so exempt, and nothing has occurred that would reasonably be expected to adversely affect such qualification or exemption.

(c) With respect to the Business Employees, each Benefit Plan has been established, maintained, funded, administered and operated in accordance with the terms of the applicable Benefit Plan, and in compliance with all applicable Laws, and nothing has occurred and no condition exists with respect to any Benefit Plan that could result in a Tax, penalty or other liability or obligation of any Group Company, including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or with respect to Sections 4980B, 4980D or 4980H of the Code, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Assumed Benefit Plan required to have been approved by a Governmental Entity has been so approved, and no such approval has been revoked nor, to the Knowledge of Parent, has revocation been threatened. All contributions, distributions, reimbursements, premiums and other payments in relation to any Benefit Plan that are required to be made by any Group Company or, with respect to the Business Employees, Parent or any of its Affiliate, in each case, have been timely made or paid in accordance with the Benefit Plan’s terms and in compliance with applicable Laws, or have been properly accrued as a financial indebtedness of such Group Company on the Audited Financial Statements.

(d) None of Parent or any of its Subsidiaries (solely to the extent related to the Business) or any Group Company has received any notice of any, and, there are no investigations by any Governmental Entity with respect to, or other Proceedings (except routine claims for benefits payable in the ordinary course) against or involving, any Benefit Plan that could result in material liability to any Group Company or, with respect to Business Employees, Parent or any of its Affiliates, and, to the Knowledge of Parent, there is no fact or circumstance that could reasonably be expected to give rise to any such investigation or Proceeding.

(e) None of the execution and delivery of this Agreement or the consummation of the Transactions, either alone or in combination with the occurrence of any other event would be reasonably likely to, (i) entitle any Business Employee, former employee of the Business or other current or former individual service provider to the Business to any payment (whether in cash, property or the vesting of property) of retention, change in control or any other compensation or benefits or cause any Business Employee, former employee of the Business or other current or former individual service provider to the Business to become eligible for any increase in severance benefits, (ii) accelerate the timing of payment or vesting, or trigger any funding of, compensation or benefits, or increase the amount of any compensation or benefits payable or to be provided, or trigger any other obligation due to, or in respect of, any Business Employee, former employee of the Business or other current individual service provider to the Business, (iii) result in the forgiveness of any loan or similar obligation of any Business Employee, former employee of the Business, or other current or former individual service provider to the Business or (iv) result in the payment (whether in cash, property or the vesting of property) of any amount or provision of any benefit that could, individually or together with any other payment or benefit, constitute an “excess parachute payment” as defined in Section 280G of the Code.

(f) No Benefit Plan provides to any current or former Business Employee, and no Group Company has any current or potential obligation to provide to any Person, post-termination, post-ownership or retiree welfare benefits, other than as required by COBRA for which the covered Person pays the full cost of coverage.

(g) Except as set forth in Section 3.14(g) of the Parent Disclosure Letter, no Group Company nor, with respect to Business Employees, Parent or any of its Affiliates maintains, sponsors, participates in, contributes to, or has any obligation to contribute to, or has any other current or contingent liability or obligation (including on account of an ERISA Affiliate) under or with respect to: (i) any Multiemployer Plan; or (ii) any Title IV Plan, in each case, that could result in liability to Purchaser or the Group Companies. No Group Company by reason of its affiliation with any ERISA Affiliate has incurred or is reasonably expected to incur, any liability imposed under Title IV of ERISA, Section 302 or 4068(a) of ERISA or Section 430(k) or 4971 of the Code or other similar applicable Law or as a result of a Benefit Plan.

(h) Each Company Multiemployer Plan is listed on Section 3.14(h) of the Parent Disclosure Letter. With respect to each Company Multiemployer Plan: (i) none of Parent, the Group Companies or any of their respective Affiliates has incurred (whether or not asserted) or will in connection with the Transactions incur any liability as a result of a complete withdrawal or a partial withdrawal (as defined in Section 4203 or 4205 of ERISA, respectively); (ii) all contributions and payments (including installments) required to be made by Parent, the Group Companies, or any of their respective Affiliates have been timely made; (iii) no Company Multiemployer Plan is in endangered, critical or critical and declining status (within the meaning of Section 432 of the Code or Section 305 of ERISA) so as to result directly or indirectly in any increase in contributions or other liability or obligation of the Group Companies or any of their respective Affiliates; and (iv) no Company Multiemployer Plan (A) is in or is reasonably expected to be in insolvency, (B) has undergone or is reasonably expected to undergo a mass withdrawal or (C) has filed a notice of termination (or treatment of a plan amendment as termination) under Section 4041A of ERISA.

(i) None of Parent, Seller or any Group Company has any current or contingent make whole, reimbursement, indemnity or “gross-up” obligation to any current or former employee of, or individual service provider to, the Business, including any Business Employee, for any Taxes.

(j) As of the date of this Agreement, Parent has delivered to Purchaser a true and complete schedule of each outstanding equity or equity-based award granted under any Benefit Plan and held by a Business Employee (the “Parent Equity Awards”), on an individual-by-individual basis, including for each such Parent Equity Award, the name of the Business Employee, the type of award, the number of shares of Parent common stock subject thereto, the grant date, the expiration date, the Benefit Plan under which the award was granted, the exercise price (if applicable) and the vesting schedule (including the portion of the Parent Equity Award that is vested and unvested).

(k) Each Assumed Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code and the rules, regulations and guidance promulgated thereunder) has been established, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and the rules, regulations and guidance promulgated thereunder. No amount under any such Assumed Benefit Plan or arrangement is or has been subject to any Tax under Section 409A of the Code.

SECTION 3.15 Labor Matters. (a) Section 3.15(a) of the Parent Disclosure Letter sets forth a true and complete list of each Collective Bargaining Agreement that any Group Company or, in respect of the Business or Business Employees, Parent or any of its Affiliates is subject to, party to or bound by. Neither Parent nor any of its Affiliates (in respect of the Business), nor any of the Group Companies have breached or otherwise failed to comply with any provision of any Collective Bargaining Agreement to which they have been subject or party, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies (taken as a whole) and/or the Business.

(b) Parent and its Affiliates (including each of the Group Companies) have timely satisfied any requirement to provide notice to, receive the consent of, consult with, provide information to, bargain with or render or receive an opinion or formal advice by, any labor or trade union, works council or other labor organization or employee representative or any Governmental Entity with jurisdiction over labor matters in connection with the Transactions, including as required for Parent to enter into this Agreement or to consummate the Transactions.

(c) There is no, and since January 1, 2021, there has been no, labor strike, material slowdown, work stoppage, lockout, material picketing, material handbilling, unfair labor practice charge, material grievance, labor arbitration or complaint or other material labor dispute pending, or, to the Knowledge of Parent, threatened, against or involving any Group Company or, with respect to the Business or Business Employees, Parent or its Affiliates. To the Knowledge of Parent, there are no, and since January 1, 2021, there have been no, pending or threatened, activities or proceedings, including by any labor union or other employee representative organization, to organize any Business Employees or, with respect to the Business, former employees of the Business, and, with respect to the Business, no petition or demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union or other labor organization, employee representative or group of employees.

(d) Section 3.15(d) of the Parent Disclosure Letter sets forth, as of no earlier than three Business Days prior to the date of this Agreement, a true and complete list of each Business Employee, together with the following for each such employee: (i) name; (ii) job title; (iii) work location; (iv) union or non-union status; (v) employing entity; (vi) hourly wage rate or base salary (as applicable); (vii) exempt or non-exempt status; (viii) active or inactive status (and as applicable, type of leave and anticipated return date); (ix) full-time or part-time status; (x) visa status; (xi) date of hire; and (xii) accrued, unused vacation and other paid time off (collectively, the “Business Employee List”). There have been no material changes to the information contained in the Business Employee List between the date of such information and the date of this Agreement. Except for such services contemplated by the Transition Services Agreement, the Business Employees are sufficient in number and skill to operate the Business in substantially the same manner as conducted by Parent and its Affiliates (including the Group Companies).

(e) To the Knowledge of Parent, the Group Companies and, in respect of the Business and the Business Employees, Parent and its Affiliates, have reasonably investigated all sexual harassment, or other material harassment, discrimination or retaliation allegations against any current or former Business Employee with the title of Director or above. To the Knowledge of Parent, there are no such allegations against any such Business Employee that, individually or in the aggregate, are reasonably expected to be material to the Group Companies and/or the Business.

SECTION 3.16 Absence of Changes or Events. (a) Since the date of the Latest Balance Sheet through the date hereof, there has been no event, change, circumstance, development, condition, state of facts or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(b) Since the date of the Latest Balance Sheet, the Business has been conducted in the ordinary course of business in all material respects.

(c) Without limiting the generality of clauses (a) and (b) hereof, since the date of the Latest Balance Sheet through the date of this Agreement, none of Parent or any of its Subsidiaries (to the extent related to the Business) or any Group Company has taken any action that, if taken after the date of this Agreement without Purchaser’s consent, would constitute a breach of clauses (i), (ii), (iii), (iv), (ix), (x) or (xiv) of Section 5.01.

SECTION 3.17 Compliance with Applicable Laws. Parent and its Subsidiaries and Affiliates (to the extent related to the Business) and the Group Companies are, and have been since January 1, 2021, in compliance with all applicable Laws, except for instances of noncompliance that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.18 Environmental Matters.

(a) Parent and its Subsidiaries and Affiliates (in each case, to the extent related to the Business) and the Group Companies are, and have been since January 1, 2021, in compliance in all material respects with all applicable Environmental Laws;

(b) Parent and its Subsidiaries and Affiliates (in each case, to the extent related to the Business) and each Group Company holds, and is and has been since January 1, 2021 in compliance in all material respects with, all Permits required under applicable Environmental Laws;

(c) Since January 1, 2021 (or earlier to the extent unresolved), no written notice has been received by, and there are and have been no Proceedings or Judgments pending or, to the Knowledge of Parent, threatened against, Parent or any of its Subsidiaries or Affiliates (in each case, to the extent related to the Business) or any Group Company, in each such case, alleging a material violation of or material liability under Environmental Laws;

(d) Neither Parent nor its Subsidiaries and Affiliates (in each case, to the extent related to the Business) nor any Group Company has manufactured, marketed, sold, distributed, installed, treated, stored, generated, disposed of, arranged for or permitted the disposal of, transported, handled, released or exposed any Person to any Hazardous Substance, or owned or operated any property or facility contaminated by any Hazardous Substance, in a manner or at a concentration that has resulted, or would reasonably be expected to result, in any material liabilities to any Group Company pursuant to any applicable Environmental Laws, including any requirement to conduct or fund pursuant to applicable Environmental Law any investigation or remediation with respect to Hazardous Substances (including at any Owned Real Property or Leased Real Property);

(e) Neither Parent nor its Subsidiaries or Affiliates (in each case, to the extent related to the Business) nor any Group Company has assumed, provided an indemnity with respect to, or received notice that it is, or may be, subject to, any material liability of any other Person that arises under Environmental Laws; and

(f) Parent, its Subsidiaries and the Group Companies have made available to Purchaser all written Phase I and Phase II environmental site assessments and, to the extent completed since July 1, 2022 or bearing on material unresolved liabilities, all material written environmental compliance audits and reports and other similar material environmental, health or safety documents, in each case in their possession or reasonable control and relating to any current or former facilities, properties or operations of any Group Company or the Business.

SECTION 3.19 Sufficiency of the Assets. (a) The assets, properties, rights and facilities, owned, leased or licensed by the Group Companies (after giving effect to the Pre-Closing Actions), taking into account all services, licenses and rights to be delivered or given pursuant to the Transaction Agreements, constitute all of the assets, properties, rights and facilities (i) that are primarily used in or primarily held for use in the Business as of immediately prior to the Closing, (ii) necessary and sufficient to enable Purchaser to conduct the Business immediately following the Closing in substantially the same manner as the Business was conducted during the twelve (12)-month period prior to the Closing and (iii) that are sufficient for Purchaser to perform its obligations as of immediately following the Closing under the Transition Services Agreement.

(b) All of the tangible assets of the Group Companies have been maintained in accordance with Law and normal industry practice, are in good operating condition and repair (normal wear and tear excepted) and are suitable for the purposes for which they are presently used in the conduct of the Business as currently operated, except, in each case, as is not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.20 Material Customers and Material Suppliers. Section 3.20 of the Parent Disclosure Letter sets forth (i) the ten largest customers of the Business, determined based on the dollar value of sales to such customers for the 12 months ended December 31, 2022 (the “Material Customers”), and (ii) the ten largest suppliers of the Business, determined based on the dollar value of goods or services purchased from such suppliers for the 12 months ended December 31, 2022 (the “Material Suppliers”). As of the date of this Agreement, no Material Customer or Material Supplier has ceased doing business with the Business and none of Parent or any of its Subsidiaries (to the extent related to the Business) or any of the Group Companies has received, from any Material Customer or Material Supplier, written or, to the Knowledge of Parent, oral notice (x) terminating, or stating the intent to terminate, such Material Customer’s or Material Supplier’s relationship with the Business, (y) indicating that such Material Customer intends to materially reduce its purchase of goods or services from the Business or that such Material Supplier intends to materially reduce its sale of goods or services to the Business, in each case from the levels achieved during the 12-month period ending on December 31, 2022, or (z) indicating that it will materially alter the terms upon which it is willing to do business with the Business (in each case, whether as a result of the consummation of the Transactions or otherwise).

SECTION 3.21 Transactions with Affiliates. Except as contemplated by the Transition Services Agreement, the Brand Licensing Agreement, the Master RELAs or this Agreement, there are no Contracts, transactions and other arrangements between any Group Company, on the one hand, and Parent or any of its Subsidiaries (other than any Group Company), or any officer, director or employee of Parent or any of its Subsidiaries (other than any Group Company), on the other hand. Except as contemplated by the Transition Services Agreement, the Brand Licensing Agreement, the Master RELAs or this Agreement, upon the Closing, neither Seller nor any of its Subsidiaries (other than the Group Companies) shall own any material asset used in or necessary for the conduct or operation of the Business, or have any right, title, or interest in or to any asset or property owned by any Group Company (including any Group Company Intellectual Property).

SECTION 3.22 Insurance. Parent has delivered or made available to Purchaser true and complete copies of all material insurance policies (including programs of self-insurance) or binders in effect on the date hereof that cover the Business or any Group Company (the “Business Insurance Policies”). To the Knowledge of Parent, none of Parent or any of its Subsidiaries (to the extent related to the Business) or any Group Company is in material breach of, or default in any material respect under, any such insurance policies. Except as would not reasonably be expected to be material to the Business, (i) the Business Insurance Policies provide insurance in such amounts and against such risks as is sufficient to: (A) comply with applicable Law and (B) conduct the Business in the ordinary course in all material respects; (ii) all Business Insurance Policies are in full force and effect; (iii) none of Parent or any of its Subsidiaries is in breach of, or default under, any Business Insurance Policy, and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which, with the giving of notice or lapse of time or both, would constitute such a breach or default; and (iv) since January 1, 2021, no written notice of cancellation or termination, or any written indication of an intention not to renew, has been received with respect to any Business Insurance Policy, other than in the ordinary course of business. There is no material claim pending under any Business Insurance Policy as to which coverage has been denied by the underwriters of such policies (it being understood that a reservation of rights or similar notice by an insurer does not constitute a denial).

SECTION 3.23 Anti-Corruption; Sanctions; Import and Export Control Laws. (a) None of Parent or its Subsidiaries (to the extent related to the Business) or the Group Companies or their respective directors, managers, officers or employees or, to the Knowledge of Parent, Representatives authorized to act on their behalf have, since January 1, 2021, (i) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to, from or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act, as amended (the “FCPA”)), foreign political party or official thereof, political campaign, public international organization or any other Person in violation of the FCPA or any other anti-bribery and anti-corruption Laws or orders in any jurisdiction in which Parent, any of its Subsidiaries (to the extent related to the Business) or any of the Group Companies does business or is subject to jurisdiction, or otherwise in which the Business is conducted (collectively, “Anti-Corruption Laws”); or (ii) otherwise taken or failed to take any action that would cause Parent, its Subsidiaries (to the extent related to the Business) or any of the Group Companies to violate any Anti-Corruption Laws in any material respect.

(b) Parent and its Subsidiaries and the Group Companies, and their respective directors, managers, officers, employees and, to the Knowledge of Parent, Representatives authorized to act on their behalf are, and have been since January 1, 2021, in compliance with Trade Laws and Sanctions. There are no Proceedings related to Sanctions, Trade Laws or Anti-Corruption Laws pending or, to the Knowledge of Parent, threatened against Parent and its Subsidiaries (to the extent related to the Business) or against any Group Company or, to the Knowledge of Parent, any officer or director thereof by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(c) None of Parent or any of its Subsidiaries (to the extent related to the Business) or any Group Company, or any director, manager, officer or employee thereof, or, to the Knowledge of Parent, any Representative authorized to act on their behalf is currently, or since January 1, 2021 has been, (i) engaging in, directly or indirectly, any dealings or transactions in a Sanctioned Country or with, on behalf of, or for the benefit of any Sanctioned Person or (ii) a Sanctioned Person.

SECTION 3.24 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of the Group Companies or the Business, except Citigroup Global Markets Inc. and RBC Capital Markets, LLC, whose fees and expenses will be paid by or on behalf of Parent.

SECTION 3.25 Government Contracts. Except as set forth on Section 3.25 of the Parent Disclosure Letter, there exists no material breach, default or violation on the part of any Group Company pertaining to any Government Contract. Except as set forth on Section 3.25 of the Parent Disclosure Letter, since January 1, 2021, the Group Companies: (a) have complied in all material respects with all applicable statutory and regulatory requirements pertaining to any Government Contract; (b) have not been suspended or debarred from bidding on government contracts by a Governmental Entity; (c) have not been audited or investigated by any Governmental Entity with respect to any Government Contract (other than audits conducted in the ordinary course of business that neither had nor are reasonably expected to have a cost or financial impact on the Group Companies in excess of $25,000); (d) have not conducted or initiated any internal investigation or made any disclosure with respect to any alleged irregularity, misstatement, act or omission arising under or relating to a Government Contract;

(e) have not received from any Governmental Entity or any other Person any written notice of default, cure notice, or show cause notice with respect to any Government Contract; (f) have not had any Government Contract terminated by any Governmental Entity or any other Person for default or failure to perform; (g) have not been awarded any Government Contract based on small business status or small disadvantaged business status; and (h) have not been awarded any Government Contracts payable on a cost-reimbursement basis as such term is used in the Federal contracting context. Each Group Company has established and maintains adequate practices and procedures for compliance with its Government Contracts. Since January 1, 2021, all invoices and claims for payment, reimbursement or adjustment submitted by any Group Company under a Government Contract were accurate and complete in all material respects. There are no material outstanding claims or disputes in connection with any Group Company’s Government Contracts. To the Knowledge of Parent, there are no outstanding or unsettled allegations of fraud, false claims or overpayments with regard to any Group Company’s Government Contracts.

ARTICLE IV

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Parent as follows:

SECTION 4.01 Organization and Standing; Power. Purchaser is duly organized, validly existing and in good standing (in each case, to the extent such concept is recognized by the applicable jurisdiction) under the laws of the jurisdiction in which it is organized. Purchaser has the requisite corporate or other organizational power and authority to enable it to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. Purchaser has the requisite corporate or other organizational power and authority to enable it to own the Transferred Equity Interests. Purchaser has, or will have at the Closing, the requisite corporate or other organizational power and authority to execute, deliver and perform each other Transaction Agreement to which it is or will be party and to consummate the Transactions. Purchaser possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the Transactions (a “Purchaser Material Adverse Effect”).

SECTION 4.02 Authority; Execution and Delivery; Enforceability. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate or other organizational action. Purchaser has duly executed and delivered this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions. The execution, delivery and performance by Purchaser or an Affiliate of Purchaser of each other Transaction Agreement to which it is or will be party and the consummation by Purchaser or an Affiliate of Purchaser of the Transactions have been, or will be at the Closing, duly authorized by all necessary corporate or other organizational action. Purchaser or an Affiliate of Purchaser has, or will have at the Closing, duly executed and delivered each other Transaction Agreement to which it is or will be party, and each such Transaction Agreement, assuming the due authorization, execution and delivery of each such Transaction Agreement by Parent and its Affiliates (including the Group Companies), as applicable, constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to the Bankruptcy Exceptions.

SECTION 4.03 No Conflicts; Consents. (a) The execution, delivery and performance by Purchaser or an Affiliate of Purchaser of each Transaction Agreement to which it is or will be a party, the consummation of the Transactions and the compliance by Purchaser or an Affiliate of Purchaser with the terms thereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its Affiliates under, (i) the organizational documents of Purchaser or any of its Affiliates or (ii) assuming that the Consents referred to in Section 4.03(b) are obtained prior to the Closing Date and the registrations, declarations and filings referred to in Section 4.03(b) are made prior to the Closing Date, (A) any Contract to which Purchaser or any of its Affiliates is a party or by which any of their respective properties or assets is bound or (B) any Judgment or Law applicable to Purchaser or any of its Affiliates or their respective properties or assets, other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or any of the other Transaction Agreements or the consummation of the Transactions, other than (i) the Required Regulatory Approvals, (ii) those that may be required solely by reason of the participation of Parent and the Transferred Company or any of their respective Affiliates (as opposed to any other third party) in the Transactions and (iii) those the failure of which to obtain or make, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.04 Proceedings. As of the date hereof, there are not any (a) outstanding Judgments against Purchaser or any of its Affiliates, (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Affiliates or (c) investigations by any Governmental Entity that are, to the knowledge of Purchaser, pending or threatened against Purchaser or any of its Affiliates that, in any such case, individually or in the aggregate, would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 4.05 Securities Act. Purchaser is acquiring the Transferred Equity Interests for investment only and not with a view to any public distribution thereof. Purchaser acknowledges that the Transferred Equity Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that the Transferred Equity Interests may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

SECTION 4.06 Financing. (a) Purchaser has delivered to Parent true, correct and complete copies of (i) a fully executed commitment letter dated on or about the date of this Agreement (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.23, the “Equity Commitment Letter”) from the Guarantors, providing, subject only to the terms and conditions therein, for an equity investment in Purchaser in cash in the aggregate amount set forth therein (the “Equity Financing”), and (ii) a fully executed commitment letter and Redacted Fee Letter dated on or about the date of this Agreement from the financial institutions and the other Persons identified therein (as such parties may be supplemented or amended from time to time, the “Lenders”) (such letters, together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.23, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Letters”), providing, subject only to the terms and conditions set forth therein, for debt financing in cash in the amounts set forth therein (collectively, the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date of this Agreement, neither of the Financing Letters in the form delivered to Parent has been amended or modified, and, to the knowledge of Purchaser, no such amendment or modification is contemplated except as contemplated in Section 5.23(a), and none of the obligations or commitments contained therein have been, to the knowledge of Purchaser, withdrawn, terminated, repudiated or rescinded in any respect and, to the knowledge of Purchaser, no such withdrawal, termination, repudiation or rescission is contemplated. As of the date of this Agreement, Purchaser (or one of its Affiliates) has fully paid any and all commitment fees and other fees pursuant to the Financing Letters or otherwise in connection with the Financing that are due, earned and payable on or prior to the date of this Agreement. Assuming the Financing is funded in accordance with the Financing Letters, the net proceeds thereof contemplated by the Financing Letters will in the aggregate be sufficient to enable Purchaser to consummate the Transactions on the Closing Date (including the payment of the Purchase Price and all other amounts required to be paid by Purchaser in connection with the Transactions) and otherwise perform its obligations hereunder. As of the date of this Agreement, each Financing Letter in the form delivered to Parent (x) constitutes the legal, valid and binding obligation of Purchaser and each of the other parties thereto, (y) is enforceable in accordance with its terms against Purchaser and each of the other parties thereto, subject to the Bankruptcy Exceptions, and (z) is in full force and effect. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Purchaser or any other party thereto under any Financing Letter or otherwise cause any portion of the Financing to be unavailable or delayed. Assuming the accuracy in all material respects of the representations and warranties of Parent set forth in Article II and III, the satisfaction of the conditions contained in Section 6.01 and Section 6.02, and the performance by Parent and its Subsidiaries of their other obligations under this Agreement, as of the date of this Agreement, Purchaser does not have any reason to believe that it or any other party to any Financing Letter will be unable to satisfy any term or condition of any Financing Letter required to be satisfied by it, that the conditions thereof will not otherwise be satisfied, or that the full amount of the Financing will not be available, in each case on the Closing Date. The only conditions precedent or other contingencies related to the obligations of the Guarantors to fund the full amount of the Equity Financing and the Lenders to fund the full amount of the Debt Financing are those expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter, respectively. As of the date of this Agreement, there are no side letters or any other Contracts, arrangements or understandings to which Purchaser or any of its Affiliates is a party related to the funding of the Financing other than as expressly contained in the Financing Letters and/or delivered to Parent prior to the date of this Agreement that would reasonably be expected to (i) (A) reduce (or would have the effect of reducing) the aggregate amount of the Financing or (B) reduce (or would have the effect of reducing) the amount of the Debt Financing, unless the Equity Financing is increased by a corresponding amount such that the aggregate amount of the Financing is sufficient to consummate the Transactions on the Closing Date (after taking into account the available cash of Purchaser and its Subsidiaries and other binding commitments in favor of Purchaser and its Subsidiaries), including the payment of the Purchase Price and all other amounts required to be paid by Purchaser in connection with the Transactions, (ii) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Financing Letters in a manner that would reasonably be expected to delay or prevent or make less likely to occur the funding of the Financing (or the satisfaction of the conditions to the Financing) on the Closing Date or (iii) adversely impact the ability of Purchaser to enforce its rights and remedies against any other party to the Financing Letters.

(b) Assuming (i) satisfaction of the conditions to Purchaser’s obligation to consummate the Transactions and after giving effect to the Transactions and the payment of the Purchase Price and all other amounts required to be paid by Purchaser in connection with the consummation of the Transactions, (ii) the accuracy of the representations and warranties made by Parent set forth in Article II, Article III and the certificate delivered pursuant to Section 6.02(e) in all material respects and (iii) any estimates, projection or forecasts prepared by or on behalf of Parent have been prepared in good faith based on assumptions that were, at the time, reasonable, Purchaser and its Subsidiaries, on a consolidated basis, will be Solvent immediately after the Closing and giving effect to the Transactions (including, if any, the Debt Financing and the Equity Financing).

SECTION 4.07 No Additional Representations; No Reliance. (a) Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in Article II, Article III, the certificate delivered pursuant to Section 6.02(e) or any other Transaction Agreement, neither Parent nor any of its Affiliates nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Transferred Equity Interests or Parent or its Affiliates, or any matter relating to any of them, including their respective businesses, results of operations, financial condition, cash flows and prospects, or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, its Affiliates or any of their respective representatives by or on behalf of Parent or any of its Affiliates, and that any such representations or warranties are expressly disclaimed.

(b) Without limiting the generality of the foregoing, Purchaser acknowledges and agrees that neither Parent nor any of its Affiliates nor any other Person on their behalf has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to (i) any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of their respective representatives (“Projections”), including with respect to future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent or its Affiliates or the Business (including the reasonableness of the assumptions underlying any of the foregoing) or (ii) except as expressly set forth in Article II, Article III, the certificate delivered pursuant to Section 6.02(e) or any other Transaction Agreement, any other information relating to the Transferred Equity Interests or Parent or its Affiliates, or any matter relating to any of them, including any information, documents or materials made available to Purchaser, its Affiliates or any of their respective representatives, whether orally or in writing, in any “data room”, offering memoranda, confidential information teaser, confidential information memoranda, management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or its Affiliates or in any other form in connection with the Transactions (such information, together with the Projections, “Transaction Materials”), and that any such representations or warranties are expressly disclaimed.

(c) Purchaser hereby acknowledges and agrees that none of Parent, the Group Companies, their respective Affiliates or any of their respective representatives will have or be subject to any liability to Purchaser, its Affiliates or any of their respective representatives or equityholders or any other Person resulting from Parent or any of its Affiliates or any Person on their behalf making available to Purchaser, its Affiliates or their respective representatives, or Purchaser’s, its Affiliates’ or their respective representatives’ or any other Person’s use of, any Transaction Materials, except in the case of Actual Fraud. In particular, Purchaser acknowledges and agrees that (i) there are uncertainties inherent in preparing and making the Projections, (ii) Purchaser is familiar with such uncertainties and (iii) Purchaser is not relying on the Projections and is taking full responsibility for making its own evaluation of the adequacy and accuracy of the Projections.

(d) Purchaser further acknowledges and agrees that no representative of Parent, the Group Companies or their respective Affiliates has any authority, express or implied, to make any representations, warranties, covenants or agreements not specifically set forth in this Agreement or any other Transaction Agreement. Except as expressly set forth in Article II, Article III, the certificate delivered pursuant to Section 6.02(e) or any other Transaction Agreement, no representation or warranty (express or implied) is made with respect to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to the Transferred Equity Interests or any of the properties or assets of Parent or its Affiliates, and Purchaser expressly disclaims reliance on any representation or warranty beyond those expressly and specifically made in Article II, Article III, the certificate delivered pursuant to Section 6.02(e) or any other Transaction Agreement.

SECTION 4.08 Independent Investigation. Purchaser acknowledges and agrees that (a) it is sophisticated and knowledgeable about the industry in which the Group Companies operate, (b) it has conducted its own independent investigation, review and analysis of the Business, results of operations, financial condition, cash flows and prospects of the Business, which investigation, review and analysis was conducted solely by Purchaser and its representatives, (c) it and its representatives have been permitted reasonable access to the books and records, facilities, equipment, Tax Returns, Contracts and other properties and assets of Parent and its Affiliates that it and its representatives have desired or requested to see or review, and it and its representatives have had a reasonable opportunity to meet with the officers and employees of Parent and its Affiliates to discuss the Business, (d) it has reviewed all documents and other information with respect to the Business made available to it, whether in the electronic “data room” established by Parent or otherwise, and (e) it is purchasing the Transferred Equity Interests based solely upon the results of the aforementioned investigation, review and analysis and the representations and warranties made to it in Article II, Article III, the certificate delivered pursuant to Section 6.02(e) or any other Transaction Agreement, and not in reliance on any representation or warranty of Parent, the Group Companies, their respective Affiliates or any of their respective representatives not expressly set forth therein.

SECTION 4.09 Brokers or Finders. No agent, broker, investment banker or other firm or Person is or will be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Purchaser or any of its Affiliates, except for any such Person whose fees and expenses will be paid by Purchaser.

SECTION 4.10 Guarantee. Concurrently with the execution of this Agreement, Purchaser has delivered to Parent the duly executed guarantee of the Guarantors, dated as of the date of this Agreement, in favor of Parent in respect of certain of Purchaser’s obligations arising under this Agreement (the “Guarantee”). The Guarantee (a) constitutes a legal, valid and binding obligation of each Guarantor, duly authorized by all necessary action on the part of such Guarantor and duly executed and delivered by such Guarantor, (b) is enforceable against each Guarantor in accordance with its terms, subject to the Bankruptcy Exceptions, and (c) is in full force and effect. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Guarantors under the Guarantee.

SECTION 4.11 Competing Businesses. As of the date of this Agreement, neither Purchaser nor any of its Affiliates (a) owns or operates any business that competes directly and materially with the Business (a “Competing Business”) or (b) is party to or negotiating any agreement to effect any merger, acquisition or similar transaction involving a Competing Business, in each case, that would reasonably be expected to (x) have a Purchaser Material Adverse Effect or (y) prevent or materially delay the consummation of the Transactions.

SECTION 4.12 No other Representations or Warranties of Purchaser. Except as expressly set forth in this Article IV, the certificate delivered pursuant to Section 6.03(c) or any other Transaction Agreement, none of Purchaser, its Affiliates or any of their respective Representatives or any other person makes or have made any other representation or warranty, express or implied, at law or in equity, in respect of Purchaser or the Transactions, including with respect to (a) any other information made available (orally or in writing) to Parent, Seller, the Group Companies or their respective Affiliates or (b) any other matter, as the case may be. Any such other representation or warranty is hereby expressly disclaimed by Purchaser.

ARTICLE V

Covenants

SECTION 5.01 Covenants Relating to Conduct of Business. (a) Except as (1) set forth in Section 5.01 of the Parent Disclosure Letter, (2) required by applicable Law, Judgment or any Governmental Entity, (3) consented to by Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed) or (4) otherwise expressly permitted or required by the terms of this Agreement or any other Transaction Agreement (including to consummate the Pre-Closing Actions), from the date of this Agreement to the Closing, Parent shall (with respect to the Business), and shall cause each Group Company and, with respect to the Business, each other Subsidiary of Parent to, use reasonable best efforts to conduct the Business in the ordinary course in substantially the same manner as previously conducted and to maintain and preserve substantially intact the business organizations, operations, assets and goodwill of the Business and maintain in all material respects the relationships with employees, customers vendors, suppliers, lessors and other key Persons with whom Parent and its Subsidiaries (with respect to the Business) and the Group Companies do business. In addition, except as (x) set forth in Section 5.01 of the Parent Disclosure Letter, (y) required by applicable Law, Judgment or any Governmental Entity or (z) otherwise expressly permitted or required by the terms of this Agreement or any other Transaction Agreement (including to consummate the Pre-Closing Actions), from the date of this Agreement to the Closing, Parent shall not (with respect to the Business), and shall not permit any Group Company and, solely with respect to the Business, any other Subsidiary of Parent to, do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):

(i) amend or waive any material provision of the organizational documents of any Group Company;

(ii) in the case of any Group Company only, adjust, split, subdivide, combine, reduce, amend the terms of or reclassify any shares of its capital stock or other Equity Interests;

(iii) in the case of any Group Company only, issue, deliver, sell, redeem or transfer any shares of its capital stock or other Equity Interests, any Transferred Company Stock Right, any capital stock or other Equity Interests of any Group Subsidiary or any Group Subsidiary Stock Right, other than issuances, deliveries, sales, redemptions or transfers of capital stock or other Equity Interests of any Group Subsidiary to another Group Company;

(iv) in the case of any Group Company only, declare, make or pay any dividend or make any other distribution (cash or non-cash) to its equityholders; provided, however, that (A) dividends and distributions may be made by any Group Company to another Group Company, (B) subject to Section 5.01(a)(xviii), dividends and distributions of cash may be made by the Transferred Company to Parent or a Subsidiary of Parent, (C) subject to Section 5.01(a)(xviii), distributions may be made by the Transferred Company to Parent or a Subsidiary of Parent to pay off intercompany Indebtedness and (D) distributions may be made as expressly contemplated by the Pre-Closing Actions pursuant to Section 5.18;

(v) except as (A) may be required under any Benefit Plan or Collective Bargaining Agreement as in effect as of the date of this Agreement or entered into after the date of this Agreement in compliance with this Agreement, (B) required by Section 5.06 of this Agreement or (C) in the case of any action with respect to a broad-based Benefit Plan that is a health, welfare, qualified retirement or fringe benefit plan or policy and that is generally applicable to employees of Parent and its Affiliates in a particular jurisdiction or geographical area and does not materially increase the cost to any Group Company, (1) grant to any Business Employee, former employee of the Business or other current or former individual service provider to the Business, any increase in compensation or benefits, including any increase in severance, change of control, retention or termination pay, other than with respect to increases made in the ordinary course of business consistent with past practice for employees whose annual base salary would not exceed (either before or after any increase to salaries) $150,000; provided, however, that, subject to clause (5) below, the foregoing shall not restrict any Group Company from providing, or making available to, employees who are newly hired in the ordinary course of business compensation and benefit arrangements and Benefit Plans that are substantially consistent with the compensation and benefit arrangements and Benefit Plans previously provided or made available by the applicable Group Company to newly hired employees in similar positions, (2) grant any new change in control, transaction, deferred compensation, severance, retention, equity or equity-based compensation or other similar compensation or benefits to any Business Employee, former employee of the Business or other current or former individual service provider to the Business, (3) accelerate or modify the time of payment or vesting of, the lapsing of restrictions or waiving of performance conditions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Benefit Plan (or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be a Benefit Plan if in effect on the date hereof), (4) establish, modify, adopt, enter into, terminate or amend any Benefit Plan or any other benefit or compensation plan, policy, program, contract, agreement or arrangement that would be an Benefit Plan if in effect on the date hereof, in each case, with respect to the Business Employees, (5) hire or engage any Person dedicated primarily to the Business whose annual base compensation would exceed $150,000, other than to replace a departed Business Employee in the ordinary course of business or (6) terminate any Business Employee (other than for cause as determined by Parent) whose annual base salary exceeds $150,000;

(vi) other than borrowings in the ordinary course of business and drawdowns of lines of credit or similar arrangements, in each case, pursuant to or under a Group Company’s existing credit facilities and in existence as of the date of this Agreement, create, incur, assume, become obligated for or guarantee any Indebtedness for borrowed money in an amount in excess of $5,000,000 individually or $10,000,000 in the aggregate, other than such Indebtedness (A) as will be repaid, extinguished or released at or prior to the Closing or (B) that is owed by any Group Company to any other Group Company, as applicable;

(vii) voluntarily subject any of its material properties or assets to any Lien (other than any Permitted Lien) that would have been required to be set forth in Section 3.07 or Section 3.08(b) of the Parent Disclosure Letter if it existed on the date of this Agreement;

(viii) loan or advance any amount to, or enter into any agreement or arrangement with, Parent or any of its Affiliates, except for (subject in all cases to the limitations set forth in Section 5.01(a)(xviii)) (A) transactions between or among the Group Companies only or (B) intercompany transactions in the ordinary course of business;

(ix) make any change in any method of financial accounting or financial accounting practice or policy other than those required or permitted by GAAP or other applicable accounting standards or required by applicable Law, or conduct its cash management practices other than in the ordinary course of business (including with respect to the collection of accounts receivable, payments of accounts payable and accrued expenses and credit practices and operation of cash management practices generally);

(x) enter into any joint venture or similar arrangement with any third party or acquire, by merging or consolidating with, or by purchasing a substantial portion of the properties or assets of, or by any other manner, or dispose of, any business or any Person or division thereof, or otherwise acquire, or dispose of, or lease any properties or assets that are material to the Business other than (A) acquisitions or dispositions of properties or assets in the ordinary course of business or (B) renewals of existing Leases in the ordinary course of business on arm’s-length terms;

(xi) sell, lease (as lessor), sublease (as sublessor), license (as licensor) or otherwise dispose of any real property or tangible asset that is material, individually or in the aggregate with other like real property or tangible assets then being sold, leased, subleased, licensed or disposed, to the Business, except for (A) disposals of real properties or assets in the ordinary course of business and (B) subleases or licenses of Leased Real Property in the ordinary course of business, in each case, consistent with past practice;

(xii) abandon, allow to lapse or fail to maintain any Group Company Registered Intellectual Property (other than abandonments, expirations, cancellations and the like occurring in the ordinary course of business with respect to Intellectual Property that is not material, individually or in the aggregate, to the Business);

(xiii) transfer, assign, sell, subject to any Lien or grant any license or sublicense to any Person of or with respect to any Group Company Intellectual Property, other than (A) the grant of non-exclusive licenses by a Group Company to an unaffiliated third Person pursuant to written license agreements on arms’ length terms in the ordinary course of business and (B) any such transfer, assignment or grant of non-material Group Company Intellectual Property that may be required pursuant to a Material Contract;

(xiv) adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Group Company;

(xv) (A) enter into, modify, amend, terminate, cancel, extend or grant any Consent or waiver of any provision under, or settle or agree to subsidize any termination fee or similar payment in respect of, any Material Contract (other than any Shared Contract to the extent unrelated to the Business), in each case other than in the ordinary course of business or (B) enter into any agreement which, if entered into prior to the date hereof, would have been a Material Contract under clauses (v), (xi), (xii) and (xiv) of Section 3.10(a);

(xvi) compromise, settle, discharge, waive or agree to settle any material Proceeding involving the Business or any Group Company (other than any compromise, settlement, dischargement, waiver or agreement that imposes a monetary obligation for which any Group Company will have liability of less than $2,000,000 individually, provided that (1) no non-monetary obligations (other than customary confidentiality obligations) are imposed on any Group Company and (2) no Group Company admits to any wrongdoing);

(xvii) enter into any commitment for capital expenditures of the Group Companies in excess of 10% of the amounts specified in the budget attached to Section 5.01(a)(xvii) of the Parent Disclosure Letter;

(xviii) from the Reference Time (after giving effect to the Pre-Closing Actions) through the consummation of the Closing, (A) pay or discharge any Transaction Expenses, Change of Control Payments or Indebtedness, (B) pay any dividends or distributions or repurchase any Equity Interests (except solely between or among Group Companies) or (C) pay any fees, commissions or other similar amounts to the holders of Equity Interests of the Transferred Company or to any Affiliates of such holders of Equity Interests;

(xix) (A) disclose any Trade Secrets included in the Group Company Intellectual Property to any Person other than in the ordinary course of business pursuant to a valid and enforceable written Contract providing for the confidentiality and non-disclosure by such Person of all such Trade Secrets or (B) disclose, release or escrow any of the source code for material Software, which source code constitutes Group Company Intellectual Property to any Person other than to a Business Employee or, in the ordinary course of business pursuant to a valid and enforceable written Contract providing for the confidentiality and non-disclosure by such Person and for the provision of software development, support or maintenance services to the Group Companies, an independent contractor of the Group Companies, of all such source code subject to appropriate confidentiality and non-disclosure obligations and for the provision of software development, support or maintenance services to the Group Companies, an independent contractor of the Group Companies;

(xx) (A) modify, extend, negotiate, terminate or enter into any Collective Bargaining Agreement or (B) recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any Business Employees;

(xxi) (A) reassign the duties of (I) a Business Employee such that he or she is no longer a Business Employee or (II) any other employee of Parent or its Affiliates such that he or she would be a Business Employee, except to replace a departed employee of the Business in the ordinary course of business consistent with past practice, or (B) except as expressly provided in Section 5.06(a), transfer the employment of (I) any Business Employee from a Group Company to Parent or any Affiliate of Parent (other than any Group Company) or (II) any employee of Parent or any Affiliate (other than any Group Company) that is not a Business Employee from such entity to a Group Company;

(xxii) other than in connection with a Tax Return of the Parent Consolidated Group, (A) make, change or revoke any Tax election (other than consistent with past practice), (B) amend any Tax Return, (C) consent to any settlement or compromise of any Tax claim or assessment, (D) make any change to or adopt any method of Tax accounting, (E) surrender any claim for a material refund of Taxes, (F) enter into any closing agreement with respect to any Taxes, (G) agree to an extension or waiver of a statute of limitations period applicable to any Tax claim or assessment, (H) fail to pay any Tax when due or payable (including estimated Taxes), (I) incur any Taxes outside the ordinary course of business or (J) file any Tax Return inconsistent with past practice; or

(xxiii) agree or commit, whether in writing or otherwise, to do any of the foregoing.

(b) Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Agreement or any other Transaction Agreement shall prevent Parent, its Affiliates or any Group Company from taking any action or failing to take any good faith action (1) in response to COVID-19 or COVID-19 Measures, in each case, to the extent reasonably necessary to mitigate a proximate risk to health and human safety and to the extent reasonably consistent with any such actions (or omissions) as Parent, its Affiliates or any Group Company has taken in response thereto prior to the date hereof and (2) in response to COVID-19 Measures to the extent reasonably necessary to comply with such COVID-19 Measures, taking into account (x) the scope and duration of such act or failure to act and (y) the actions being taken by companies that are similarly situated and that operate in similar industries as the Group Companies in response to COVID-19 Measures, in each case, provided, that Parent, such Affiliate or such Group Company, to the extent reasonably practicable, first provides Purchaser with reasonable advance notice of such action (or inaction) and a reasonable opportunity to comment, which comments Parent, such Affiliate or such Group Company will consider in good faith.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing contained in this Agreement or any other Transaction Agreement shall in any event limit or restrict any actions or failure to take actions by Parent or any of its Affiliates (other than the Group Companies) with respect to any matter to the extent unrelated to the Business so long as any action or failure to take any action by Parent or any of its Affiliates (other than the Group Companies) would not reasonably be expected to give rise to any material liability that would be borne by the Group Companies and/or the Business following the Closing.

(d) During the period beginning on January 1, 2023 and ending on the Closing Date, Parent shall cause the Group Companies to fully purchase, pay for, acquire and receive at least 285 new vehicles in the ordinary course of business.

(e) Each of Parent and Purchaser shall (and, to the extent required, shall cause its Affiliates (in the case of Parent, including the Group Companies) to), as promptly as practicable after the date of this Agreement, file or cause to be filed with the appropriate Governmental Entities the applications described in Item 2 of Section 3.05(b) of the Parent Disclosure Letter.

SECTION 5.02 Access to Information. From the date of this Agreement to the Closing, Parent shall, and shall cause each of its Subsidiaries to, afford to Purchaser and its accountants, counsel and other representatives and Lenders reasonable access, upon reasonable notice during normal business hours, to all the personnel, properties, books, Contracts, Tax Returns and records of the Group Companies or the Business and, during such period, shall furnish to Purchaser any information concerning any Group Company or the Business as Purchaser may reasonably request (other than any of the foregoing to the extent related to the negotiation and execution of this Agreement, any other Transaction Agreement or the Transactions or any proposals to or from other parties relating to any competing or alternative transactions); provided, however, that Purchaser and its accountants, counsel and other representatives and Lenders shall conduct any such permitted activities in such a manner as not to interfere unreasonably with the business or operations of Parent or any of its Affiliates; provided further, however, that (i) none of Parent or any of its Subsidiaries shall be required to provide such access if Parent determines, in its reasonable judgment, that doing so could (A) violate applicable Law or an applicable Judgment or (B) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (it being understood that Parent shall use reasonable best efforts to provide such access in a manner that does not violate any such Law or Judgment or jeopardize any such privilege or protection), provided, that in the event Parent does not disclose information due to the foregoing matters, Parent shall use reasonable best efforts to seek alternative means to disclose such information to the maximum extent possible, including by entering into a joint defense or similar agreement, (ii) such access shall not include any Phase II environmental investigations or any other environmental testing or sampling of, at or under any Owned Real Property or Leased Real Property by or on behalf of Purchaser, its accountants, counsel or its other representatives or Lenders and (iii) Parent and its Subsidiaries shall not be required to provide any such access or information to the extent unrelated to the Business. All requests for information made pursuant to this Section 5.02 shall be directed to the executive officer or other Person designated by Parent. Nothing in this Section 5.02 shall be construed to require Parent or any of its Representatives to prepare any reports, analyses, appraisals or opinions that are not readily available (it being understood that Parent shall not be required to prepare any financial projections, forecasts or any other prospective or pro forma financial information).

SECTION 5.03 Confidentiality. (a) Purchaser agrees that the information being provided to it in connection with the Transactions (including the terms of the Transaction Agreements and the contents of the Parent Disclosure Letter) will remain subject to the terms of the confidentiality agreement, dated as of March 8, 2023, between GTCR LLC and Parent (the “Confidentiality Agreement”). Effective upon the Closing, the Confidentiality Agreement shall automatically terminate. Effective upon the Closing, Parent shall use reasonable best efforts to cause any confidentiality agreements entered into between Parent or the Group Companies or any of their respective Affiliates, on the one hand, and any potential purchaser in a proposed transaction similar to the Transactions, on the other hand, to be assigned to the Group Companies, such that the Group Companies and their Affiliates receive the benefit of, and full right to enforce, such confidentiality agreements from and after the Closing.

(b) From and after the Closing until the fifth anniversary of the Closing, Purchaser shall, and shall cause its Affiliates and its and their respective officers, directors, employees, agents and representatives to, keep confidential and not disclose to any other Person any Trade Secrets, confidential or non-public information not relating solely to the Business provided to Purchaser or any of its Affiliates, or any of their respective officers, directors, employees, agents and representatives, by Parent or any of its Affiliates, or any of their respective officers, directors, employees, agents and representatives, in each case, in connection with the Transactions contemplated by this Agreement. The obligations of Purchaser under this Section 5.03(b) shall not apply to information which (i) is or becomes generally available to the public without breach of Purchaser’s obligations under this Section 5.03(b) or (ii) is required to be disclosed by applicable Law or any Judgment; provided, however, that in the case of clause (ii), Purchaser shall notify Parent as early as practicable prior to disclosure to allow Parent to take appropriate measures to preserve the confidentiality of such information.

SECTION 5.04 Efforts to Consummate the Transactions. (a) On the terms and subject to the conditions of this Agreement, Parent and Purchaser shall each use its reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to cause the Closing to occur as promptly as practicable, including taking all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Closing. Parent and Purchaser shall not, and shall not permit any of their respective Affiliates to, acquire or make any investment in any Person or any division or assets thereof if such acquisition or investment would, or would reasonably be expected to, result in a material delay in the satisfaction of any of the conditions set forth in Article VI or any of such conditions not being satisfied.

(b) Each of Parent and Purchaser shall (and, to the extent required, shall cause their respective Affiliates to) as promptly as practicable file or cause to be filed with the appropriate Governmental Entities any notices and applications necessary to obtain clearance under any applicable Laws for the consummation of the Transactions, including the Required Regulatory Approvals. Without limiting the generality of the foregoing, each of Parent and Purchaser agrees to make (or, to the extent required, cause its applicable Affiliates to make) an appropriate filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), with respect to the Transactions within 10 Business Days following the date hereof. Parent and Purchaser shall (and shall cause their respective Affiliates to) furnish each other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary or advisable under such Laws. Parent and Purchaser shall (and shall cause their respective Affiliates to) keep each other apprised of the status of any material communications with, and any inquiries or requests for additional or supplemental information from, any Governmental Entities in connection with such filings or any of the Required Regulatory Approvals and shall (and, to the extent required, shall cause their respective Affiliates to) promptly make or cause to be made an appropriate response to any additional or supplemental information request from a Governmental Entity in connection with any such filings or the Required Regulatory Approvals, as necessary or advisable to obtain all Required Regulatory Approvals (including the expiration or early termination of any applicable waiting periods) as promptly as practicable. Neither Parent nor Purchaser shall (nor shall it permit any of its respective Affiliates to) “pull and re-file” any HSR Act filing applicable to the Transactions pursuant to 16 C.F.R. § 803.12(c), enter into any timing agreement with any Governmental Entity or otherwise consent to any voluntary delay of the Closing or extension of any applicable waiting period, or permit any the foregoing actions to be taken, without the consent of the other.

(c) For purposes of this Section 5.04, (i) the “reasonable best efforts” of Parent and Purchaser shall include Parent (and its Affiliates) and Purchaser (and its Subsidiaries) (A) contesting and resisting any Proceeding instituted (or threatened to be instituted) by a Governmental Entity challenging the Transactions as violative of any Law and (B) attempting to have repealed, rescinded or made inapplicable any applicable Law, and to have vacated, lifted, reversed or overturned any Judgment or other restraint or prohibition (an “Injunction”), that is enacted, entered, promulgated or enforced by a Governmental Entity of competent jurisdiction that would make the Transactions illegal or would otherwise prohibit or impair or delay the consummation of the Transactions, and (ii) the “reasonable best efforts” of Purchaser shall also include Purchaser (and its Subsidiaries) (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses, product lines, assets or operations of Purchaser or any of its Subsidiaries or of the Group Companies, (B) conducting its and its Subsidiaries’ businesses or the Group Companies’ businesses in a specified manner, or proposing and agreeing or permitting to conduct any of such businesses in a specified manner, including by agreeing to undertakings required by a Governmental Entity that it or any of its Subsidiaries or any Group Company will take, or refrain from taking, any action, and (C) otherwise taking or committing to take actions that after the Closing Date would limit Purchaser’s or its Subsidiaries’ ability to retain one or more of the businesses, product lines, assets or operations of Purchaser or any of its Subsidiaries or any Group Company, in each case, to the extent necessary to obtain any clearance required under applicable Laws for the consummation of the Transactions, resolve any such objections or avoid or eliminate any such impediments (each of the actions described in the foregoing sub-clauses (A), (B) and (C) of this clause (ii), a “Remedy Action”); provided, however, that the effectiveness of any such Remedy Action shall be conditioned upon the Closing. For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.04 or any other provision of this Agreement, neither Parent nor any of its Affiliates (other than any Group Company effective upon the Closing) nor any Affiliate of Purchaser (other than Purchaser’s Subsidiaries or any of the Group Companies effective upon the Closing) shall be required to sell, divest, dispose of or enter into any other arrangements, or take any other Remedy Action with respect to, their businesses, product lines, assets or operations pursuant to this Section 5.04 or any other provision of this Agreement, and the “reasonable best efforts” of Parent shall not include taking any of the Remedy Actions.

(d) Without limiting the generality of anything contained in this Section 5.04, Parent and Purchaser shall (and shall cause their respective Affiliates to), to the extent permitted by applicable Law, (i) give each other prompt notice of the making or commencement of any request, inquiry or Proceeding by or before any Governmental Entity with respect to the Transactions, (ii) keep each other reasonably informed as to the status of any such request, inquiry or Proceeding, (iii) promptly inform each other of any material communication (and provide each other with copies of all written communications) to or from any Governmental Entity regarding the Transactions, (iv) consult and cooperate with each other in good faith in connection with any meetings or oral communications, formal or informal, with any Governmental Entity in connection with the Transactions and, to the extent not prohibited by applicable Law or such Governmental Entity, provide each other with advance notice and an opportunity to attend and participate in all such meetings and oral communications and (v) consult and cooperate with each other in good faith in connection with, and provide each other with reasonable advance opportunity to review and comment upon (and each will consider in good faith the views of the other in connection with), any filing, registration, declaration, notice, analysis, appearance, presentation, memorandum, brief, argument, opinion, proposal or other communication, oral or written, made or submitted to any Governmental Entity regarding the Transactions; provided, that materials provided to another party pursuant to this Section 5.04 may be redacted (A) to remove references concerning the valuation of the Transaction or any portion thereof, (B) as necessary to comply with contractual obligations or applicable Law, or (C) as necessary to address reasonable privilege or confidentiality concerns; and provided further that the party providing such materials may, as such party determines is reasonably necessary, designate the materials as “Outside Counsel Only,” and such materials (and the information contained therein) shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to any other Person unless express permission is obtained in advance from the party providing the materials or its legal counsel.

(e) Nothing in this Agreement shall (i) apply to or restrict communications or other actions by Purchaser, Parent or any of their respective Affiliates (including any Group Company) with or with respect to Governmental Entities, to the extent such communication or other actions are unrelated to the Transactions, or (ii) give Purchaser, directly or indirectly, the right to control or direct the operations of the Business or any Group Company prior to the Closing. The obligations of the parties set forth in Sections 5.04(a) through (e), and not any other provision of this Agreement (including Sections 5.04(f) and 5.04(g)), shall be the parties’ sole obligations with respect to the subject matter thereof.

(f) Prior to the Closing, each party shall, and shall cause its Affiliates to, use its reasonable best efforts (at its own expense) to obtain, and to cooperate in obtaining, all Consents from Persons (other than any Governmental Entity) necessary or appropriate to permit, or otherwise triggered by, the consummation of the Transactions; provided, however, that the parties (and their respective Affiliates) shall not be required to pay or commit to pay any amount to (or incur any obligation or grant any concession in favor of) any such Person (other than committing to pay the reimbursement of such Person’s reasonable expenses in connection with obtaining such Consent).

(g) Subject to the preceding provisions of this Section 5.04, from time to time, as and when requested by any party hereto, each other party hereto shall (and shall cause its Affiliates to) execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further actions, as such other party may reasonably deem necessary or desirable to consummate the Transactions.

SECTION 5.05 Expenses. Whether or not the Closing takes place, except as expressly set forth in any other provision of this Agreement or the other Transaction Agreements, all costs and expenses incurred in connection with this Agreement, the other Transaction Agreements and the Transactions shall be paid by the party incurring such costs and expenses.

SECTION 5.06 Employee Matters. (a) No later than five (5) days prior to the Closing, Parent shall update the Business Employee List to reflect current census information and any changes made in accordance with the terms of this Agreement. Prior to the Closing, Parent and its Affiliates shall take all such reasonable steps as are required to (i) transfer the employment of each individual who is a Business Employee, other than a TSA Employee, employed by Parent or an Affiliate of Parent (other than a Group Company) to a Group Company and (ii) transfer the employment of each employee of a Group Company who is not a Business Employee or who is a TSA Employee from the Group Companies to Parent or one of its Affiliates (other than a Group Company).

(b) For a period of 12 months following the Closing Date (or until the date of termination of employment of the relevant Continuing Employee, if sooner), Purchaser shall, or shall cause its Subsidiaries to, provide to each Business Employee who is employed by any Group Company as of the Closing Date and who continues to be so employed as of immediately following the Closing Date (each such Business Employee, a “Continuing Employee”), (i) an annual base salary or wage rate (as applicable) and target short-term cash incentive compensation opportunities (excluding any equity or equity-based, change in control, transaction, retention or long-term incentive compensation opportunities), in each case, that are no less favorable than those provided to such Continuing Employee immediately prior to the Closing Date (subject to the same exclusions), (ii) employee benefits (excluding any equity or equity-based, nonqualified deferred compensation, severance, retention, short- and long-term incentive opportunities, change in control, transaction, defined benefit pension and post-employment welfare benefits or perquisites) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Closing Date (subject to the same exclusions) under the Benefit Plans, in the case of the material Benefit Plans, as set forth on Section 3.14(a) of the Parent Disclosure Letter and (iii) cash severance and termination benefits (excluding any severance or termination benefits in respect of equity, equity-based or long-term incentive awards) at the level that would have been applicable to such Continuing

Employee under the relevant severance and termination benefit plans, programs, policies, agreements or arrangements of the applicable Group Company, if any, set forth on Section 5.06(b) of the Parent Disclosure Letter, as in effect as of immediately prior to the Closing Date. Effective as of the Closing, except as set forth in the Transition Services Agreement or as required by applicable Law, each Continuing Employee shall cease to participate in any Benefit Plan sponsored by Parent (other than any Assumed Benefit Plan) as an active employee.

(c) From and after the Closing Date, Purchaser shall, or shall cause each Group Company or Purchaser’s other Subsidiaries to, (i) honor all obligations under the Assumed Benefit Plans in accordance with their terms as in effect immediately prior to the Closing, (ii) recognize and honor each Continuing Employee’s accrued, unused vacation and other paid time-off consistent with the terms of the vacation or paid time off policies of the Group Company applicable to such Continuing Employee as in effect immediately prior to the Closing and (iii) pay all unpaid cash bonuses and commissions that, following the Closing Date, are or become payable to Continuing Employees with respect to the fiscal year in which the Closing occurs under the bonus or commission plans or arrangements of Parent and its Subsidiaries or any Group Company in which the Continuing Employee participated as of the Closing Date and set forth on Section 5.06(c) of the Parent Disclosure Letter, including, to the extent earned, any such bonuses or commissions payable with respect to the applicable portion of the performance year that occurred before the Closing Date, in the case of clause (iii), in accordance with the terms of the applicable bonus and commission plans or arrangements.

(d) From and after the Closing Date, Purchaser shall, or shall cause each Group Company or Purchaser’s other Subsidiaries to, use reasonable best efforts to recognize, for purposes of eligibility to participate, vesting and paid time off and severance levels under all plans, programs and arrangements (excluding equity, equity-based or long-term incentive compensation arrangements) established or maintained by Purchaser or any of its Subsidiaries (including, after the Closing, any Group Company) following the Closing for the Continuing Employees (the “Purchaser Benefit Plans”), each Continuing Employee’s service with Parent and its Affiliates (including any Group Company) and any of their respective predecessors prior to the Closing Date as if such service were with Purchaser or its Subsidiaries and to the same extent such service was recognized by Parent or its Affiliates under the corresponding Benefit Plan in which such Continuing Employee participated immediately prior to the Closing Date; provided that no such recognition of service shall be required to the extent that it would result in a duplication of benefits or applies to any defined benefit pension plan.

(e) (i) From and after the Closing Date, except as expressly provided in this Agreement, Purchaser shall, or shall cause the applicable Group Company or one of Purchaser’s other Subsidiaries to, assume, and indemnify and hold harmless Parent and its Affiliates from, all liabilities, obligations, commitments, claims and losses relating to (A) the service of any current or former Business Employee, or any current or former employment candidate in respect of the Business, including any such liabilities, obligations, commitments, claims and losses related to employment, labor or compensation (including any claims incurred prior to the Closing, but not reported until following the Closing, for group medical, group dental, and group short-term disability benefits attributable to the Continuing Employees), but excluding pension, employee welfare and employee benefits, (B) each Assumed Benefit Plan and (C) the actual or constructive termination of a current or former Business Employee’s employment, in each case, whether arising before, on or after the Closing (excluding any severance contemplated by clause (viii) of the definition of Indebtedness) (such liabilities, obligations, commitments, claims and losses, the “Transferred HR Liabilities”). Without limiting the foregoing, the parties hereto acknowledge and agree that the Transferred HR Liabilities will not include any Excluded Liabilities.

(ii) Except as specifically provided in this Agreement (including with respect to the Transferred HR Liabilities), neither Purchaser nor any of its Affiliates (including, following the Closing, the Group Companies) shall assume or be obligated to pay, perform or otherwise discharge, and Parent and its Affiliates (other than any of the Group Companies), as the case may be, will retain and remain liable to pay, perform and discharge when due, and indemnify Purchaser and its Affiliates (including, following the Closing, the Group Companies) from all employment, labor, compensation, pension, employee welfare and employee benefits related liabilities, obligations, commitments, claims and losses, including with respect to any Benefit Plan (other than an Assumed Benefit Plan), relating to each current and former employment candidate not in respect of the Business, employee or other individual service provider of Parent and its Affiliates (or any dependent or beneficiary of any such employee) (other than the Business Employees), that arise out of an event or events that occur at any time, including with respect to the Redundant Employees (except for such liabilities arising with respect to the employment by Purchaser or its Subsidiaries of any Redundant Employee pursuant to Section 5.06(n)). Except as specifically provided in this Agreement, neither Purchaser nor any of its Affiliates (including, following the Closing, the Group Companies) shall have or assume, and Parent and its Affiliates (other than any of the Group Companies) shall have and retain and indemnify Purchaser and its Affiliates (including, following the Closing, the Group Companies) for, any obligation or liability arising under, pursuant to or in connection with any of the Benefit Plans (other than an Assumed Benefit Plan) or, other than any Assumed Benefit Plan, any other benefit or compensation plan, program, policy, agreement or arrangement at any time sponsored, maintained or contributed to by Parent or any of its Affiliates or with respect to which Parent or any of its Affiliates has any current or contingent liability or obligation (including, for the avoidance of doubt, any obligation or liability arising under or in respect of the Parent Equity Awards and any other equity or equity-based compensation or benefit arrangement maintained or sponsored by Parent or any of its Affiliates and any Taxes related thereto (except for any such Taxes to the extent included in the calculation of Change of Control Payments) and the Parent Defined Compensation Plan), other than obligations or liabilities arising out of claims incurred prior to the Closing, but not reported until following the Closing, for group medical, group dental, and group short-term disability benefits attributable to the Continuing Employees (collectively, the “Excluded Benefit Plan Liabilities”).

(f) No later than the date upon which the 401(k) Employees cease active participation in the Parent 401(k) Plan (whether upon the Closing or once the applicable service under the Transition Services Agreement is terminated) (the “401(k) Transition Date”), Purchaser shall, or shall cause the applicable Group Company or Purchaser’s other Subsidiaries to, have in effect one or more defined contribution plans that each include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code that will provide benefits to Continuing Employees participating in Parent’s 401(k) Plan as of the 401(k) Transition Date (“Purchaser’s 401(k) Plan”). Prior to the Closing Date, Parent shall take all actions necessary to cause the Parent 401(k) Plan to fully vest, effective as of the Closing Date, the unvested account balances of the Continuing Employees under the Parent 401(k) Plan. If the 401(k) Transition Date constitutes a distributable event with respect to Parent’s 401(k) Plan for a Continuing Employee, then such Continuing Employee shall be given the opportunity to receive a distribution of his or her account balance (in cash, but also including any promissory notes for associated participant loans) from the Parent 401(k) Plan. Each Continuing Employee who is an active participant in the Parent 401(k) Plan as of the 401(k) Transition Date shall become eligible to participate in Purchaser’s 401(k) Plan as of the 401(k) Transition Date. If permitted under applicable Law, Purchaser agrees to cause Purchaser’s 401(k) Plan to allow each such Continuing Employee to make a “direct rollover” to Purchaser’s 401(k) Plan of the account balances of such Continuing Employee (in cash, but including a direct in-kind rollover of promissory notes evidencing any outstanding loans) under the Parent 401(k) Plan if such direct rollover is elected in accordance with applicable Law by such Continuing Employee. If a direct rollover is not so permitted, then Parent and Purchaser shall reasonably cooperate to determine if a “trust-to-trust” transfer of the account balances of the applicable Continuing Employees is appropriate and desirable, and if so, Parent and Purchaser shall further reasonably cooperate to effect such transfer. Furthermore, if the 401(k) Transition Date occurs after the end of the calendar year in which the Closing occurs, Parent shall make discretionary year-end matching contributions for the year in which the Closing occurs on behalf of any Continuing Employees who remain employed with Purchaser and its Subsidiaries (including TSA Employees) through the date that service with Parent and its Affiliates was required for employees of Parent and its Affiliates to receive such matching contributions, provided that, Purchaser shall reimburse Parent for any such matching contributions so made.

(g) Purchaser shall, or shall cause its Subsidiaries (including, following the Closing, any Group Company) to, use reasonable best efforts to (i) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under the Purchaser Benefit Plans that are group health, dental, and vision plans, to the same extent and for the same purposes as such pre-existing condition exclusion, actively-at-work requirement or waiting period was waived or satisfied by the Continuing Employees (including their respective dependents and beneficiaries, if any) under the Benefit Plan that is a group health, dental and vision plan under the corresponding Benefit Plan or any plan, program, agreement, arrangement in which such Continuing Employee participated immediately prior to the Closing, and (ii) during the plan year in which Continuing Employees cease to participate in the applicable Benefit Plan as a result of the Closing or pursuant to the Transition Services Agreement, as applicable, provide credit for any coinsurance, deductibles or maximum out-of-pocket payments paid by Continuing Employees (including their respective dependents and beneficiaries, if any) prior to the Closing Date for the plan year in which the Closing occurs for purposes of satisfying all coinsurance, deductibles and maximum out-of-pocket requirements applicable to such Continuing Employees for the applicable plan year as if such amounts has been paid in accordance with the corresponding Purchaser Benefit Plan.

(h) Effective as of the Closing Date, Parent and its Affiliates (other than the Group Companies) shall assume or retain, as applicable, and indemnify Purchaser and its Affiliates (including the Group Companies) from and against, all liabilities and obligations arising under or in respect of the Parent Supplemental Savings and Retirement Plan (the “Parent Deferred Compensation Plan”) with respect to the Business Employees that participate in the Parent Deferred Compensation Plan (the “Participating Business Employees”), including the obligation to pay any amounts payable under the Parent Deferred Compensation Plan to such Participating Business Employees prior to, on or after the Closing Date (all such assumed or retained liabilities and obligations, collectively, the “DCP Obligations”) in accordance with such Participating Business Employees’ deferral elections; provided that Parent and its Affiliates shall take all necessary actions, to the extent permitted by Section 409A of the Code, to cause each Participating Business Employee to cease active participation in the Parent Deferred Compensation Plan, effective no later than immediately prior to the Closing. For the avoidance of doubt, in addition to the DCP Obligations, Parent and its Affiliates shall assume or retain, as applicable, all liabilities, obligations and commitments under the Parent Deferred Compensation Plan with respect to any former employee of, or service provider to, the Business or any other Person who participates in the Parent Deferred Compensation Plan and their respective beneficiaries, and neither Purchaser nor any of its Affiliates (including the Group Companies) shall have or assume any obligation or liability arising under or in respect of the Parent Deferred Compensation Plan.

(i) To the extent any of the terms and conditions of employment set forth in Sections 5.06(b), 5.06(c), 5.06(d) or 5.06(g) conflict with those in the Collective Bargaining Agreements applicable to any Business Employee who is represented by a labor union, works council, or other labor organization, the terms and conditions of employment set forth in such Collective Bargaining Agreements shall govern for those Business Employees. Prior to the Closing, Parent and its Affiliates (including the Group Companies) shall take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement, to satisfy any notice, information, consultation or bargaining obligations owed to the Business Employees, TSA Employees and their representatives (including any labor union, works council or other labor organization, labor board or employee group) and any Governmental Entity with respect to the Transactions, including, in respect of the Shared Union Business Employees, using reasonable best efforts to cause the applicable labor unions to execute a memorandum of understanding or similar agreement recognizing the continued application of the Shared CBAs to the Shared Union Business Employees until the expiration or termination of each such agreement or execute a new collective bargaining agreement with the appropriate Group Company in respect of such Shared Union Business Employees (collectively, the “Collective Bargaining Obligations”). Purchaser or its applicable Subsidiary shall reasonably cooperate with Parent and its Affiliates in respect of the Collective Bargaining Obligations. To the extent required in order to comply with applicable Law or ensure the ability of the Continuing Employees to continue to provide services to the Business, Purchaser or its applicable Subsidiary or one of the Group Companies shall become a party to any Collective Bargaining Agreement with respect to any Continuing Employee currently covered by the Shared CBAs; provided that, Purchaser or its applicable Subsidiary may replace employee benefit plans sponsored by Parent with alternative plans providing comparable benefits in the aggregate so long as Purchaser commences such discussions with the applicable union in respect of such alternative benefit plans (i) following the Closing or (ii) prior to the Closing with Parent’s prior written consent. In addition, Purchaser shall, or shall cause its Subsidiaries (including as of the Closing, the Group Companies) to, be responsible for all liabilities arising under any Collective Bargaining Agreement with respect to any Continuing Employee; provided, that neither Purchaser nor any of its Affiliates (including the Group Companies) shall be liable or otherwise responsible for any liabilities arising from the (A) Collective Bargaining Obligations owed prior to the Closing, subject to Purchaser or its applicable Subsidiary’s compliance in connection therewith pursuant to this Section 5.06(i) or (B) the Shared CBAs in respect of any current or former employees covered by the Shared CBAs who are not Business Employees or that are otherwise not related to the Business. Purchaser shall, or shall cause its Subsidiaries to, use reasonable best efforts to join any industrial, employer or similar association or federation solely to the extent membership is required for the Collective Bargaining Agreements currently applicable to Continuing Employees to continue to apply following the Closing.

(j) Following the date hereof, including following the Closing, the parties hereto shall reasonably cooperate in all matters reasonably necessary to ensure the proper administration of any compensation and benefit plans, including the Benefit Plans, including by exchanging information and data relating to the Business Employees (except to the extent prohibited by applicable Law).

(k) Nothing contemplated by this Section 5.06 shall be construed as (i) conferring upon any Person (including any Continuing Employee or TSA Employee), other than the parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) establishing, or constituting an amendment, modification or termination of, or an undertaking to amend, establish, modify or terminate, any Benefit Plan, Purchaser Benefit Plan, or any other compensation or benefit plan, program, agreement or arrangement, (iii) requiring Purchaser or any of its Affiliates to be obligated to continue the employment of any Continuing Employee or TSA Employee for any period of time after the Closing Date or (iv) altering or limiting the rights of Purchaser or any of its Affiliates to terminate the employment of any Continuing Employee or TSA Employee or to amend, modify or terminate any Benefit Plan, Purchaser Benefit Plan, or any other compensation or benefit plan, program, agreement or arrangement.

(l) Prior to the Closing, and subject to Purchaser’s reasonable assistance as reasonably requested, Parent shall use reasonable best efforts to take all action necessary to enable any Business Employee who requires a visa, green card or similar application in order to work for the Business in his or her current position to continue to work in such position as a Continuing Employee on the Closing Date.

(m) Effective as of the final Applicable Termination Date (as defined in the Transition Services Agreement) for all Services (as defined in the Transition Services Agreement) supported by a TSA Employee, or such earlier date as agreed by Parent and Purchaser, Purchaser or one of its Subsidiaries (including one of the Group Companies) shall offer employment to such TSA Employee that complies with the Offer Conditions, and such TSA Employee shall cease to be an active employee of Parent and its Affiliates. An offer of employment satisfies the “Offer Conditions” if it: (i) is not reasonably expected to trigger any severance obligations under any Benefit Plan (and Parent shall reasonably cooperate with Purchaser to provide the information necessary to avoid any such obligations); (ii) provides for a comparable position at the same or a nearby geographic work location; and (iii) otherwise complies with the requirements of Section 5.06(b) as if the offeree was a Continuing Employee, or if such offer is for initial employment following the first anniversary of the Closing Date, provides for a base salary and target short-term cash incentive compensation opportunity that are each no less favorable than those provided by Parent and its Affiliates as of immediately prior to such offer. In the case of any TSA Employee who becomes an employee of Purchaser or any of its Subsidiaries (including the Group Companies) pursuant to this Section 5.06(m), all references in Sections 5.06(d), (e), (g), (i) and (l) to the “Closing” or the “Closing Date” shall be deemed to be references to the day on which such individual becomes an employee of Purchaser or any of its Subsidiaries. Parent and its Affiliates shall use reasonable best efforts to cause each TSA Employee who receives an offer of employment pursuant to this Section 5.06(m) to accept such offer in accordance with its terms; provided that, the foregoing shall not require Parent and its Affiliates to offer any additional compensation.

(n) If, following the Closing and prior to the termination of the Transition Services Agreement, Parent determines that an employee of Parent or one of its Affiliates (other than the TSA Employees) will, following the termination of any of the Services (as defined in the Transition Services Agreement), no longer have a role with Parent and its Affiliates (a “Redundant Employee”), then: (i) Parent shall so notify Purchaser regarding such Redundant Employee; (ii) Purchaser or one of its Subsidiaries may, but is not obligated to, offer employment to such Redundant Employee, provided that any offer of employment shall satisfy the Offer Conditions; and (iii) Parent and its Affiliates shall waive their rights under Section 5.12(b) with respect to such Redundant Employee. Neither Purchaser nor its Subsidiaries (including the Group Companies) shall be responsible or otherwise liable for any obligations or liabilities arising under any claims related to the employment by Parent or its Affiliates of any Redundant Employee or their termination therefrom or any payments or entitlements due and owing to any Redundant Employee relating to the termination of their employment by Parent or its Affiliates.

SECTION 5.07 Tax Matters. (a) Tax Returns; Payment of Taxes. Purchaser and Parent agree that:

(i) In the case of any Pre-Closing Separate Return that is required by applicable Law to be filed on or before the Closing Date, Parent shall (x) timely file, or cause to be filed, such Pre-Closing Separate Return with the relevant Taxing Authority and (y) timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Pre-Closing Separate Return.

(ii) In the case of any Pre-Closing Separate Return that is required by applicable Law to be filed (taking into account applicable extensions) after the Closing Date, Purchaser shall have the sole right to prepare, or cause to be prepared, such Pre-Closing Separate Return. Notwithstanding anything herein to the contrary, (A) Parent shall prepare all Tax Returns of the Parent Consolidated Group, (B) in no event shall Parent be required to provide any Person with any Tax Return or copy of any Tax Return of (I) Parent or any of its Affiliates (other than the Group Companies and any portions of a Tax Return filed with respect to a Group Company or the Business) or (II) a Parent Consolidated Group (other than a portion of a Tax Return of a Parent Consolidated Group that relates solely to a Group Company or the Business) and (C) neither Purchaser nor any of its Affiliates shall have any rights (pursuant to this Section 5.07 or otherwise) with respect to any Proceeding relating to Taxes or any Tax Return of (I) Parent or any of its Affiliates (other than the Group Companies) or (II) a Parent Consolidated Group; provided, that, to the extent the resolution or settlement of any such Proceeding would reasonably be expected to materially impact a Pre-Closing Separate Return, Parent shall use reasonable best efforts to notify Purchaser of such resolution or settlement promptly, and such notice shall include sufficient detail of such resolution or settlement so as to allow the Purchaser to, or cause the Group Companies to, file, re-file or amend any Pre-Closing Separate Returns required to reflect the result of such resolution or settlement.

(b) Cooperation. Parent and Purchaser shall fully and timely cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and representatives to fully and timely cooperate, as reasonably requested by the other party in preparing and filing Tax Returns of any Group Company or related to the Business and conducting any Proceeding relating to Taxes of a Group Company or the Business, including by maintaining and making available to each other any records necessary in connection with any Tax Return of a Group Company or any Tax dispute or audit relating to Taxes of a Group Company. Purchaser and Parent shall, and shall cause their Affiliates to, (i) retain until 60 calendar days after the expiration of the applicable statute of limitations (or such later date as required by applicable Law) all accounting and Tax records and information that may be relevant to any Tax Return of a Group Company for a Pre-Closing Tax Period and (ii) allow each other and their Affiliates, agents and representatives, at the requesting party’s expense and at times and dates mutually acceptable to the parties, to inspect, review and make copies of such records and information as Parent or Purchaser, as applicable, may reasonably need from time to time in connection with Tax compliance.

(c) Tax Sharing Agreements. Parent shall cause all Tax sharing or indemnification agreements (other than commercial agreements entered into in the ordinary course of business the primary purpose of which is not the allocation or sharing of Taxes) between or among any Person including Parent or any of its Subsidiaries (other than any Group Company), on the one hand, and any Group Company, on the other hand, to terminate on or before the Closing Date and neither Purchaser not any of the Group Companies or their respective Affiliates shall have any obligations thereunder after the Closing.

(d) Section 336 Elections.

(i) At the request and at the sole discretion of Purchaser, Parent and Purchaser will make an election under Section 336(e) of the Code and the Treasury Regulations promulgated thereunder and under any comparable provision of applicable state or local Law (collectively, the “Section 336(e) Elections”) with respect to the indirect acquisition of the Equity Interests of each of Fire Systems International, Inc., Century Sprinkler Holdings Corporation, Chain Electric Holdings, Inc. and ASG International Inc. (together, the “Section 336(e) Group Companies”) pursuant to this Agreement. To effect such Section 336(e) Elections,

(1) upon request from Purchaser, Parent shall enter into a written, binding agreement with each of the Section 336(e) Group Companies (each such agreement, a “Section 336(e) Agreement”) to make the Section 336(e) Elections, in the form of Exhibit D as required by Treasury Regulations Section 1.336-2(h)(1)(i); (2) Parent shall retain a copy of each Section 336(e) Agreement, as required by Treasury Regulations Section 1.336-2(h)(1)(ii); (3) Parent shall prepare the Section 336(e) statements required by Treasury Regulations Section 1.336-2(h)(1)(iii) and cause such statements to be attached to the consolidated federal income Tax Return (and any corresponding state or local income Tax Returns) of the Parent Consolidated Group for the Tax year that includes the Closing Date; and (4) Parent shall provide a copy of the Section 336(e) statements described in clause (3) to each of the Section 336(e) Group Companies, as applicable, on or before the due date (including extensions) for filing such consolidated federal income Tax Return (and any corresponding state or local income Tax Returns) for the Tax year that includes the Closing Date, as required by Treasury Regulations Section 1.336-2(h)(1)(iv). Parent and Purchaser shall (and shall cause their Affiliates to) (A) take all necessary steps (including the timely filing of all required Tax Returns) to properly make and preserve the Section 336(e) Elections in accordance with applicable federal income Tax Law (and any corresponding provisions under applicable state or local Law); and (B) report the purchase of the Section 336(e) Group Companies consistent with such Section 336(e) Elections and not take any position contrary thereto or action that could cause the Section 336(e) Elections to be invalid.

(ii) In connection with the Section 336(e) Elections, if made at Purchaser’s election, Purchaser shall pay to Parent (on Seller’s behalf), an amount of additional consideration (the “Tax Amount”) as being necessary to cause the proceeds received by Parent solely from the sale of the stock of the Section 336(e) Group Companies pursuant to this Agreement and accompanying Section 336(e) Elections, after the payment of all U.S. federal and state income taxes related thereto, to be equal to the net proceeds that Parent would have received with respect to such sale, after the payment of all U.S. federal and state income taxes related thereto, had the Section 336(e) Elections not been made.

(iii) Within thirty (30) days after the Closing Statement becomes final in accordance with Section 1.04, Parent shall submit to Purchaser a proposed calculation of the Tax Amount calculated (and showing reasonable detail) in accordance with the terms of Section 5.07(d)(ii). No more than thirty (30) days after Purchaser’s receipt of Parent’s calculation of the Tax Amount, Purchaser shall deliver to Parent Purchaser’s comments, if any, in writing with respect to the Tax Amount as calculated by Parent (and any disagreement Purchaser may have with such calculation). Parent shall consider Purchaser’s written comments in good faith. If a dispute arises between the parties with regard to the amount of the Tax Amount, Purchaser and Parent shall consult in good faith with respect to specific points of disagreement in an effort to resolve the dispute. If Purchaser and Parent are unable to resolve all disagreements within fourteen (14) days after the dispute arose, such disagreement shall be referred to a nationally recognized accounting firm that is mutually acceptable to Purchaser and Parent (the “Tax Accounting Firm”). Absent

manifest error, determinations made by the Tax Accounting Firm with respect to any such disagreement shall be final and binding upon Purchaser and Parent for all purposes under this Agreement. Each of Purchaser and Parent shall use its reasonable best efforts to cause the Tax Accounting Firm to render its determination within twenty (20) days after referral of such disagreement to the Tax Accounting Firm, and each shall cooperate with the Tax Accounting Firm and shall provide the Tax Accounting Firm with reasonable access to its books, records, personnel and representatives and such other information as the Tax Accounting Firm may require in order to render its determination. Promptly following the determination of the Tax Amount pursuant to this Section 5.07(d)(iii), Purchaser shall notify Parent of its decision to make or not make the Section 336(e) Elections, and to the extent Purchaser has elected to make the Section 336(e) Elections, Purchaser shall pay the Tax Amount to Parent by wire transfer of immediately available funds to a bank account designated in writing by Parent.

(e) Tax Certificates. Parent shall deliver to Purchaser at Closing (i) a duly executed copy of IRS Form W-9 from Seller (or Seller’s regarded parent entity if Seller is a disregarded entity for U.S. federal income tax purposes) and (ii) the Section 336(e) Agreements contemplated by Section 5.07(d).

(f) Purchase Price Allocation. The Purchase Price (plus any items to the extent properly taken into account under Section 1060 of the Code) shall be allocated among the assets of the Group Companies properly treated as acquired for Tax purposes pursuant to this Agreement, in accordance with Sections 1060 and 336(e) of the Code, as applicable, and the Treasury Regulations thereunder (the “Purchase Price Allocation”) in accordance with Exhibit E. Within 90 calendar days after the Closing Statement becomes final, Purchaser shall deliver the Purchase Price Allocation to Parent. Parent shall have the right to review and raise any objections in writing to the Purchase Price Allocation during the 20-day period after receipt thereof. If Parent does not raise any objections in accordance with the procedures set forth in this Section 5.07(f), Parent shall be deemed to have agreed to the Purchase Price Allocation and the Purchase Price Allocation shall become the final Purchase Price Allocation. If Parent raises an objection in writing in accordance with the procedures set forth in this Section 5.07(f), the parties shall negotiate in good faith to resolve the dispute. If Purchaser and Parent are able to finally agree on a purchase price allocation pursuant to this Section 5.07(f), that allocation shall be the “Final Purchase Price Allocation”. If Purchaser and Parent are unable to reach a timely agreement regarding the Purchase Price Allocation, each party shall be entitled to adopt its own position regarding the Purchase Price Allocation with no responsibility or liability with respect to the other party’s position. If the Final Purchase Price Allocation is agreed, Purchaser and Parent agree to (x) be bound by the Final Purchase Price Allocation, (y) act in accordance with the Final Purchase Price Allocation in the preparation of financial statements and filing of all Tax Returns (including with respect to IRS Form 8594 and IRS Form 8883) and (z) take no position inconsistent with the Final Purchase Price Allocation on any Tax Return unless otherwise required by applicable Law. The parties shall, in good faith, make adjustments to the Final Purchase Price Allocation as necessary to account for any adjustments to the Purchase Price. In the event that any Taxing Authority disputes the Final Purchase Price Allocation, Parent or Purchaser, as the case may be, shall use reasonable best efforts to promptly notify the other party in writing of the nature of such dispute.

(g) Transfer Taxes. All Transfer Taxes imposed or levied by reason of, in connection with or attributable to this Agreement and the Transaction Agreements or the transactions contemplated hereby and thereby shall be borne solely by Purchaser. Purchaser and Parent shall reasonably cooperate to prepare and timely file any Tax Returns relating to such Transfer Taxes and timely pay all such Transfer Taxes.

(h) Closing Date; Straddle Periods. Notwithstanding anything in this Agreement to the contrary, to the extent permitted or required by appliable Law, the taxable year of each Group Company that is a corporation for U.S. federal income tax purposes shall be treated as ending as of the end of the day on the Closing Date under Treasury Regulation Section 1.1502-76(b)(1)(ii)(A). In the case of any Taxes that are payable for a Straddle Period, the portion of such Tax related to the portion of such Tax period ending on and including the Closing Date shall (i) in the case of any Taxes imposed on a periodic basis (such as real or personal property Taxes) be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date, and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of all other Taxes, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date based on an interim closing of the books as of the end of the day on the Closing Date. In the case of clause (ii), exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the Straddle Period) shall be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion.

(i) Transaction Expenses and Change of Control Payments. To the extent permitted by applicable Law, deductions attributable to Transaction Expenses and Change of Control Payments (collectively, “Transaction Tax Deductions”) shall be attributable to the Pre-Closing Tax Period.

SECTION 5.08 Publicity. No press release or other public announcement concerning the Transactions shall be issued by a party or such party’s Affiliates without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such press release or public announcement may be required by applicable Law, Judgment or any Governmental Entity, in which case the party required to make the press release or public announcement shall allow the other party reasonable time to comment thereon in advance of such issuance and the disclosing party shall consider in good faith any reasonable comments provided by the other party. The parties agree that any press releases to be issued with respect to the execution and delivery of this Agreement shall be in the form, of substance and with timing agreed upon by Parent and Purchaser (the “Announcements”). Notwithstanding the foregoing, (a) this Section 5.08 shall not apply to any press release or other public announcement made by any of the parties hereto which (i) is consistent with the Announcements and the terms of this Agreement and does not contain any information relating to Parent, Purchaser, the Group Companies or any of their respective Affiliates that has not been previously announced or made public in accordance with the terms of this Agreement or (ii) is made in the ordinary course of business and does not relate specifically to this Agreement or the Transactions, (b) each of Parent and Purchaser may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the Transactions and (c) Purchaser and its Affiliates and any of their respective affiliated funds or management entities and Representatives may provide information to Purchaser’s current or prospective investors (including limited partners of investment funds affiliated Purchaser and/or its Affiliates) and/or Lenders (and their respective Representatives) regarding the subject matter and terms of this Agreement in connection with their respective fundraising, marketing, informational, transactional and/or reporting activities, in each case, without any required approval by any party hereto, so long as the recipients of such information are bound by customary confidentiality obligations with respect to such information.

SECTION 5.09 Names Following Closing. From and after the Closing, except as expressly provided in this Section 5.09 or in the Brand Licensing Agreement or the Transition Services Agreement, following the termination or expiration of the Brand Licensing Agreement (including any post-termination wind-down periods thereunder), Purchaser shall cause each Group Company to, as applicable, (i) change its legal name to remove any reference to the Names, (ii) file in each jurisdiction in which each Group Company is qualified to do business all documents necessary to reflect such change of name or to terminate its qualification in such jurisdiction under such name and (iii) promptly thereafter, provide documentation to Parent evidencing such name changes and filings. Purchaser acknowledges that it has no rights or interests, and is not acquiring any rights or interests, directly or indirectly, through the Group Companies or otherwise, to use the Names, except as expressly provided herein or in the Brand Licensing Agreement.

SECTION 5.10 Records. (a) Purchaser recognizes that certain records of the Group Companies may contain information relating to Subsidiaries, divisions and businesses of Parent and its Affiliates other than the Group Companies, and that Parent and its Affiliates may retain copies thereof. For the avoidance of doubt, all books, records and other documents pertaining to the Group Companies’ businesses that relate to the period prior to the Closing Date (including historical financial statements) will be retained by the Group Companies.

(b) From and after the Closing, Purchaser shall, and shall cause the Group Companies to, retain, for at least seven years after the Closing Date, all books, records and other documents pertaining to the Group Companies’ businesses that relate to the period prior to the Closing Date, except for Tax Returns and related documentation which shall be governed by Section 5.07(a)(ii), and to make the same available after the Closing Date for inspection and copying by Parent, upon reasonable notice during regular business hours and upon reasonable request (i) for purposes of satisfying or complying with applicable Law, any Judgment or applicable Tax, financial reporting, accounting, auditing or regulatory requirements or (ii) in connection with a Proceeding brought by a Governmental Entity or other third party against Parent or any of its Affiliates. Purchaser shall also, and shall cause the Group Companies to, make reasonably available Purchaser’s or its Subsidiaries’ personnel (including, after the Closing, personnel of the Group Companies) during regular business hours to assist in locating such records and make reasonably available Purchaser’s or its Subsidiaries’ personnel (including personnel of the Group Companies) whose assistance or participation is reasonably required by Parent or its Representatives in anticipation of, or preparation for, existing or future actions or tax proceedings by a Governmental Entity, provided, however, that Parent and its representatives shall conduct any such permitted activities in such a manner as not to interfere unreasonably with the business or operations of Purchaser and the Group Companies or any of their Affiliates; provided further, however, that none of Purchaser or any of its Affiliates (including the Group Companies after the Closing) shall be required to provide such access if Purchaser determines, in its reasonable judgment, that doing so could (x) violate applicable Law or an applicable Judgment or (y) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (it being understood that Purchaser shall use reasonable best efforts to provide such access in a manner that does not violate any such Law or Judgment or jeopardize any such privilege or protection), provided, that in the event Purchaser does not disclose information due to the foregoing matters, Purchaser shall use reasonable best efforts to seek alternative means to disclose such information to the maximum extent possible, including by entering into a joint defense or similar agreement. Nothing in this Section 5.10(b) shall be construed to require Purchaser or any of its Representatives to prepare any reports, analyses, appraisals or opinions that are not readily available (it being understood that Purchaser shall not be required to prepare any financial projections, forecasts or any other prospective or pro forma financial information).

SECTION 5.11 Non-Solicitation. Prior to the Closing, Parent shall not, and shall cause its Affiliates not to, directly or indirectly, (a) solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal, (b) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than Purchaser) any information with respect to, or otherwise cooperate in any way with, any Alternative Proposal or any inquiry or proposal that would reasonably be expected to lead to an Alternative Proposal or (c) approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement or merger, acquisition or similar agreement constituting or contemplating any Alternative Proposal.

SECTION 5.12 Non-Solicitation of Employees. (a) As a necessary measure to ensure that Purchaser realizes the goodwill and associated benefits of the transactions contemplated by this Agreement, for a period of 24 months from the Closing Date, Parent shall not, and shall cause its Affiliates to not, directly or indirectly, on its or their own behalf or on behalf of a third party, solicit for employment or hire or engage any then-current or former employee of any Group Company or attempt to persuade any such employee to terminate his or her employment with any Group Company; provided, however, that the foregoing shall not preclude (i) general solicitations by Parent or its Affiliates or by a bona fide search firm that are not targeted at any such employee or (ii) the hiring of (A)(1) any such employee with the title of Director or above who has ceased to be employed by any Group Company at least 12 months prior to commencement of employment discussions between Parent or its Affiliates and such employee and (2) any such other employee who has ceased to be employed by any Group Company at least six months prior to commencement of employment discussions between Parent or its Affiliates and such employee or (B) any such employee who is an administrative assistant or other similar administrative-level employee and responds to any general solicitation placed by Parent or its Affiliates (or by a bona fide search firm) that is not targeted at such employee.

(b) In connection with the benefits provided by Parent and received by Purchaser under the Brand Licensing Agreement and the Transition Services Agreement, for a period of 24 months from the Closing Date, (i) Purchaser shall not, and shall cause its Subsidiaries (including the Group Companies) to not, directly or indirectly, solicit for employment or hire or engage any then-current or former employee of Parent or any of its Affiliates (other than any Group Companies) or attempt to persuade any such employee to terminate his or her employment with Parent or any of its Affiliates and (ii) Purchaser shall not direct or encourage its Affiliates (other than Purchaser and its Subsidiaries), on its or their own behalf or on behalf of any third party, to solicit for employment or hire or otherwise engage any employee of Parent or any of its Affiliates, or attempt to persuade any employee of Parent or any of its Affiliates to terminate his or her employment with Parent or any of its Affiliates; provided, however, that the foregoing shall not preclude (i) general solicitations by Purchaser or its Affiliates or by a bona fide search firm that are not targeted at any such employee or (ii) the hiring of (A)(1) any such employee with the title of Director or above who has ceased to be employed by Parent or any of its Affiliates at least 12 months prior to commencement of employment discussions between Purchaser or its Affiliates and such employee and (2) any such other employee who has ceased to be employed by Parent or any of its Affiliates at least six months prior to commencement of employment discussions between Purchaser or its Affiliates and such employee or (B) any such employee who is an administrative assistant or other similar administrative-level employee and responds to any general solicitation placed by Purchaser or its Affiliates (or by a bona fide search firm) that is not targeted at such employee.

(c) Each of Parent and Purchaser agrees and acknowledges, on behalf of itself and its Affiliates, that (i) the other party is relying to its detriment on the covenants set forth in this Section 5.12 in connection with entering into this Agreement and consummating the transactions contemplated by this Agreement and the Transaction Agreements and would not have entered into this Agreement absent the provisions of this Section 5.12, (ii) the enforcement of any covenants set forth in this Section 5.12 against it or its Affiliates would not impose any undue burden upon it or its Affiliates and (iii) none of the covenants set forth in this Section 5.12 are unreasonable as to duration or scope as of the date of this Agreement.

SECTION 5.13 Non-Competition. (a) As a necessary measure to ensure that Purchaser realizes the goodwill and associated benefits of the transactions contemplated by this Agreement, for a period of 5 years from the Closing Date (the “Non-Competition Period”), Parent shall not, and shall cause its Affiliates to not, directly or indirectly, anywhere in the United States (or any of its territories including Puerto Rico and the U.S. Virgin Islands) or Canada, invest in, acquire, own, manage, control, operate or otherwise engage in, or participate in the ownership, management, control, operation or engagement of, any RSB Competitive Activity, or enter into any business arrangement with, make an investment (whether equity, debt or otherwise) in, lend or otherwise provide any money or assets to, provide any guaranty or other financial assistance to, or otherwise partner with any third party for the purpose of engaging in any RSB Competitive Activity; provided, however, that the foregoing shall not preclude Parent or its Affiliates from acquiring (or entering into an agreement to acquire) a Person, business or portion thereof which derived less than 20% of its consolidated or combined, as applicable, revenues for the prior 12-month period (measured as of the most recently ended fiscal quarter prior to the execution of definitive documentation related to such acquisition) from any RSB Competitive Activity; provided further that Parent or its applicable Affiliate shall be required to divest such Person, business or portion thereof engaging in such RSB Competitive Activity, or otherwise cause such Person, business or portion thereof to discontinue such RSB Competitive Activity, within 12 months after the consummation of such acquisition (regardless of when during the Non-Competition Period the acquisition (or entry into definitive documentation with respect thereto) occurs).

(b) In connection with the benefits provided by Parent and received by Purchaser under the Brand Licensing Agreement and the Transition Services Agreement, during the Non-Competition Period, Purchaser shall not (solely to the extent using the Business, the Group Companies or any of their properties, assets or personnel), and shall cause the Business and the Group Companies to not, directly or indirectly, anywhere in the United States (or any of its territories including Puerto Rico and the U.S. Virgin Islands) or Canada, invest in, acquire, own, manage, control, operate or otherwise engage in, or participate in the ownership, management, control, operation or engagement of, any Commercial Competitive Activity, or enter into any business arrangement with, make an investment (whether equity, debt or otherwise) in, lend or otherwise provide any money or assets to, provide any guaranty or other financial assistance to, or otherwise partner with any third party for the purpose of engaging in any Commercial Competitive Activity; provided, however, that the foregoing shall not preclude Purchaser, the Business or the Group Companies from acquiring (or entering into an agreement to acquire) a Person, business or portion thereof which derived less than 20% of its consolidated or combined, as applicable, revenues for the prior 12-month period (measured as of the most recently ended fiscal quarter prior to the execution of definitive documentation related to such acquisition) from any Commercial Competitive Activity; provided further that Purchaser or the applicable Group Company shall be required to divest such Person, business or portion thereof engaging in such Commercial Competitive Activity, or otherwise cause such Person, business or portion thereof to discontinue such Commercial Competitive Activity, within 12 months after the consummation of such acquisition (regardless of when during the Non-Competition Period the acquisition (or entry into definitive documentation with respect thereto) occurs).

(c) Each of Parent (on behalf of itself and its Affiliates) and Purchaser (on behalf of itself and the Group Companies) agrees and acknowledges that (i) the other party is relying to its detriment on the covenants set forth in this Section 5.13 in connection with entering into this Agreement and consummating the transactions contemplated by this Agreement and the Transaction Agreements and would not have entered into this Agreement absent the provisions of this Section 5.13, (ii)(A) in the case of Parent, the enforcement of any covenants set forth in this Section 5.13 against it or its Affiliates would not impose any undue burden upon it or its Affiliates and (B) in the case of Purchaser, the enforcement of any covenants set forth in this Section 5.13 against it or the Group Companies would not impose any undue burden upon it or the Group Companies and (iii) none of the covenants set forth in this Section 5.13 are unreasonable as to duration or scope as of the date of this Agreement.

SECTION 5.14 Indemnification of Directors and Officers. (a) Purchaser agrees (i) that all rights to indemnification and/or advancement of expenses in favor of the directors, officers, employees and agents of any Group Company (each, a “D&O Indemnitee” and collectively, the “D&O Indemnitees”), in each case, as provided in the organizational documents of such Group Company in effect as of the date hereof or pursuant to any Contracts set forth on Section 5.14(a) of the Parent Disclosure Letter, in each case with respect to any matters occurring prior to the Closing, shall survive the Closing and shall continue in full force and effect and (ii) that Purchaser shall cause the Group Companies to perform and discharge their respective obligations to provide such indemnification and/or advancement of expenses following the Closing. Any indemnification and liability limitation or exculpation provisions contained in the organizational documents of the Group Companies shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were D&O Indemnitees, unless such amendment, repeal or modification is required by applicable Law.

(b) The provisions of this Section 5.14 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, their heirs and their personal representatives and shall be binding on all successors and assigns of Purchaser and the Group Companies, and may not be terminated or modified in any manner adverse to such Persons without their prior written consent, unless such termination or modification is required by applicable Law.

SECTION 5.15 Confidentiality. From and after the Closing, Parent shall, and shall cause its Affiliates and its and their respective officers, directors, employees, agents and representatives to, keep confidential and not disclose to any other Person any confidential and non-public information regarding the Business or the Group Companies. The obligations of Parent under this Section 5.15 shall not apply to information which (i) is or becomes generally available to the public without breach of Parent’s obligations under this Section 5.15 or (ii) is required to be disclosed by applicable Law or any Judgment; provided, however, that in the case of clause (ii), Parent shall notify Purchaser as early as practicable prior to disclosure to allow Purchaser to take appropriate measures to preserve the confidentiality of such information.

SECTION 5.16 Resignations. Parent shall use reasonable best efforts to cause to be delivered to Purchaser on the Closing Date resignation letters of such members of the board of directors (or comparable governing body) of each Group Company and officers of each Group Company, such resignation letters to be in form and substance reasonably satisfactory to Purchaser and conditioned upon, and effective concurrently with, the Closing.

SECTION 5.17 Notification. Parent shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Parent, of (a) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct will or is reasonably likely to result in the conditions set forth in Section 6.02(a) or Section 6.03(a) becoming incapable of being satisfied or becoming materially delayed in being satisfied, or (b) the failure by it to perform or comply with or the material delay of the performance or compliance with in any material respect any obligation or covenant to be performed or complied with by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; provided further, however, that any failure by a party to provide such notification shall not be deemed to result in a breach of any covenant or agreement of such party hereunder (including this Section 5.17) (it being understood that this proviso shall have no effect on whether the underlying facts, matters or circumstances otherwise result in a breach of a representation or warranty contained in Article II, Article III or Article IV).

SECTION 5.18 Pre-Closing Actions. At or prior to the Closing, Parent shall cause the actions and the transactions set forth in Section 5.18 of the Parent Disclosure Letter to occur (such actions and transactions, the “Pre-Closing Actions”). Parent shall keep Purchaser reasonably apprised of the material aspects of the planning for and execution of the Pre-Closing Actions, including in respect of any Consents or notices required to be received or given in connection with any such Pre-Closing Actions (including to or from any Governmental Entities). All material documentation prepared in connection with the Pre-Closing Actions shall be provided to Purchaser as promptly as reasonably practicable such that Purchaser is provided a reasonable amount of time to review and Parent shall consider in good faith any reasonable comments on such documents as shall be provided by Purchaser.

SECTION 5.19 Shared Contracts. (a) From the date hereof until the date that is 12 months following the Closing Date, Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to work together (and, if necessary and desirable, to work with any third party to any Shared Contract) to divide, partially assign, modify or replicate (in whole or in part) the respective rights, properties, claims and obligations under and in respect of any Shared Contract, such that, following the Closing, (i) Purchaser, a Subsidiary of Purchaser or a Group Company is the beneficiary of the rights, properties and claims and is responsible for the obligations related to the portion of such Shared Contract related to the Business (the “Purchaser Portion”), which rights, properties and claims shall be an asset of and which obligations shall be a liability of Purchaser, a Subsidiary of Purchaser or a Group Company, and (ii) Parent or a Subsidiary of Parent (other than a Group Company) is the beneficiary of the rights, properties and claims and is responsible for the obligations related to such Shared Contract relating to the Parent Business (the “Parent Portion”), which rights, properties and claims shall be an asset of and which obligations shall be a liability of Parent or a Subsidiary of Parent (other than a Group Company). Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract, other than a Shared CBA (which, for this purpose, shall be governed by Section 5.06(i)), unless and until any necessary Consents are obtained or made, as applicable. If Parent and Purchaser or their respective Subsidiaries, as applicable, are not able to enter into an arrangement to divide, partially assign, modify or replicate (in whole or in part) the rights and obligations under and in respect of any such Shared Contract prior to the Closing (whether as a practical matter or as a result of any such division, assignment, modification or replication requiring the Consent of any Governmental Entity or other third party and such Consent has not been obtained or such other requirement has not been satisfied at or prior to the Closing), the Closing shall, subject to Section 1.02, nonetheless take place on the terms set forth herein and, thereafter and until the earlier of (x) the date that is 12 months following the Closing and (y) the date on which the division, partial assignment, modification or replication of such Shared Contract is effected, Parent and Purchaser shall, and shall cause their respective Subsidiaries to, cooperate in any commercially reasonable arrangement to provide that (1) Purchaser, a Subsidiary of Purchaser or a Group Company shall receive the interest in the benefits, rights, properties, claims and obligations of the Purchaser Portion under and in respect of such Shared Contract and (2) Parent or a Subsidiary of Parent (other than a Group Company) shall receive the interest in the benefits, rights, properties, claims and obligations of the Parent Portion under and in respect of such Shared Contract. Parent and Purchaser shall not, and shall cause their Subsidiaries to not, amend, modify or terminate any such Shared Contract in a manner adverse to the Business or the Parent Business, respectively, in any material respect without the consent of Purchaser or Parent, respectively (other than any termination that occurs as a result of the expiration of the applicable term of any such Shared Contract in accordance with the terms of such Shared Contract).

(b) Nothing in this Section 5.19 shall require either Parent or Purchaser nor any their respective Affiliates to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person (other than the reimbursement of such Person’s reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees). For avoidance of doubt, reasonable and documented out-of-pocket expenses, attorneys’ fees and recording or similar fees shall not include any purchase price, license fee or other payment or consideration for the procurement of any asset secured to replace an asset in the course of Parent’s or Purchaser’s obligations under Section 5.19(a).

SECTION 5.20 Replacement of Credit Support Obligations. (a) With respect to any Credit Support Obligations pursuant to which Parent, its Subsidiaries (other than the Group Companies) or third parties on behalf of Parent provide credit support to the Business or the Group Companies, including those set forth in Section 5.20(a) of the Parent Disclosure Letter, Purchaser agrees to use reasonable best efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment, and Purchaser and Parent shall cooperate to obtain any necessary release of Parent, its Subsidiaries and any such third party guarantor, effective as of the Closing in form and substance reasonably satisfactory to Purchaser and Parent with respect to all such Credit Support Obligations. If Purchaser has not obtained the complete and unconditional release of Parent and its Subsidiaries and any such third party guarantor from any such Credit Support Obligation (each such Credit Support Obligation, until such time as such Credit Support Obligation is so released and to the extent related to the Group Companies or the Business, a “Parent Continuing Credit Support Obligation”), then (i) until such release is obtained, (A) Purchaser shall continue to use its reasonable best efforts to obtain promptly the complete and unconditional release of Parent, its Subsidiaries and any such third party guarantor from each Parent Continuing Credit Support Obligation and (B) Purchaser and its Subsidiaries (including the Group Companies) shall agree not to renew, extend the term of, increase the obligations under or transfer to a third party any Contract pursuant to which the Business or the Group Companies may be liable under any Parent Continuing Credit Support Obligation and (ii) any demand or draw upon, or withdrawal from, any Parent Continuing Credit Support Obligation or any cash or other collateral required to be posted in connection with or in the place of any Parent Continuing Credit Support Obligation and the carrying costs of any cash or other collateral, the fronting fee costs and any other out-of-pocket third party costs and expenses resulting from a Parent Continuing Credit Support Obligation (“Assumed Credit Support Obligations”) shall be deemed liabilities of Purchaser. From and after the Closing, Purchaser shall indemnify Parent against, and hold it harmless from, any loss, liability, claim, damage or expense, including reasonable and documented third party legal fees and expenses (collectively, “Losses”) suffered or incurred by Parent and its Affiliates and each of their respective officers, directors, employees, equityholders, agents and representatives to the extent arising or resulting from the Assumed Credit Support Obligations.

(b) With respect to any Credit Support Obligations pursuant to which the Group Companies provide credit support to Parent and its Subsidiaries (other than the Group Companies), including those set forth in Section 5.20(b) of the Parent Disclosure Letter, Parent agrees to use reasonable best efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment, and Purchaser and Parent shall cooperate to obtain any necessary release of the Group Companies, effective as of the Closing in form and substance reasonably satisfactory to Purchaser and Parent with respect to all such Credit Support Obligations. If Parent has not obtained the complete and unconditional release of the Group Companies from any such Credit Support Obligation (each such Credit Support Obligation, until such time as such Credit Support Obligation is so released, a “Business Continuing Credit Support Obligation”), then (i) until such release is obtained, (A) Parent shall continue to use its reasonable best efforts to obtain promptly the complete and unconditional release of the Group Companies from each Business Continuing Credit Support Obligation and (B) Parent shall agree not to renew, extend the term of, increase the obligations under or transfer to a third party any Contract pursuant to which Parent or the Parent Business may be liable under any Business Continuing Credit Support Obligation and (ii) any demand or draw upon, or withdrawal from, any Business Continuing Credit Support Obligation or any cash or other collateral required to be posted in connection with or in the place of any Business Continuing Credit Support Obligation and the carrying costs of any cash or other collateral, the fronting fee costs and any other out-of-pocket third party costs and expenses resulting from a Business Continuing Credit Support Obligation (“Retained Credit Support Obligations”) shall be deemed liabilities of Parent. From and after the Closing, Parent shall indemnify Purchaser against, and hold it harmless from, any Loss suffered or incurred by Purchaser and its Affiliates (including the Group Companies) and each of their respective officers, directors, employees, equityholders, agents and representatives to the extent arising or resulting from the Retained Credit Support Obligations.

SECTION 5.21 Release. (a) Effective as of the Closing, subject in all cases to Purchaser’s rights under this Agreement (including with respect to Section 8.17), Purchaser, on behalf of the Purchaser Parties (including, for all purposes of this Section 5.21, the Group Companies), hereby unconditionally and irrevocably waives, releases, discharges, remises and acquits Parent, its Affiliates and each of their respective successors, assigns and past, present and future directors, managers, officers and employees, and each of their respective heirs, successors and assigns, in each case in their capacity as such (collectively, the “Parent Parties”), jointly and individually, of and from any and all Proceedings and claims, demands, obligations, causes of action or liabilities arising on or prior to Closing, out of or in any matter related to (i) the organization, management or operation of the Business or the Group Companies or their relationship with the Group Companies, in each case relating to any matter, occurrence, action or activity at or prior to the Closing, (ii) the direct or indirect ownership of the Transferred Equity Interests or any other interest in any Group Company, (iii) the termination of the Seller’s status as an equityholder of the Transferred Company as a result of the consummation of the Transactions, (iv) actions taken by the officers, directors, employees, agents, attorneys, accountants and representatives of the Group Companies in connection with the negotiation, authorization, approval and recommendation of the terms of the Transactions, (v) any rights to revenue, stock, options or warrants of, or dividends or other distributions in respect of, any Transferred Equity Interests or any other interest in any Group Companies and (vi) any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown and which occurred, existed or was taken or permitted at or prior to the Closing. Purchaser, for itself and the other Purchaser Parties, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Proceeding of any kind against any Parent Parties, based on any of the foregoing. Purchaser, on behalf of itself and the other Purchaser Parties, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims (including Section 1542 of the California Civil Code or any provision of other state or federal Law), and affirms that it is releasing all known or unknown claims that it has or may have against any of the Parent Parties.

(b) Effective as of the Closing, subject in all cases to Parent’s rights under this Agreement (including with respect to Section 8.17), Parent, on behalf of the Parent Parties, hereby unconditionally and irrevocably waives, releases, discharges, remises and acquits the Purchaser Parties, jointly and individually, of and from any and all Proceedings and claims, demands, obligations, causes of action or liabilities arising on or prior to Closing, out of or in any matter related to (i) the Parent Parties’ organization, management or operation of the Business or the Group Companies or their relationship with the Group Companies, in each case relating to any matter, occurrence, action or activity at or prior to the Closing, (ii) the Parent Parties’ direct or indirect ownership of the Transferred Equity Interests or any other interest in any Group Company, (iii) the termination of the Seller’s status as an equityholder of the Transferred Company as a result of the consummation of the Transactions, (iv) actions taken by the officers, directors, employees, agents, attorneys, accountants and representatives of the Group Companies in connection with the negotiation, authorization, approval and recommendation of the terms of the Transactions, (v) any rights to revenue, stock, options or warrants of, or dividends or other distributions in respect of, any Transferred Equity Interests or any other interest in any Group Companies and (vi) any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown and which occurred, existed or was taken or permitted at or prior to the Closing. Parent, for itself and the other Parent Parties, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Proceeding of any kind against any Purchaser Parties, based on any of the foregoing. Parent, on behalf of itself and the other Parent Parties, expressly waives, to the full extent that it may lawfully waive, all rights pertaining to a general release of claims (including Section 1542 of the California Civil Code or any provision of other state or federal Law), and affirms that it is releasing all known or unknown claims that it has or may have against any of the Purchaser Parties.

(c) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.21 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party to the extent arising out of (i) this Agreement, any of the other Transaction Agreements or any other agreement entered into by a Parent Party or a Purchaser Party in connection with the transactions contemplated by this Agreement, (ii) any matter between the Group Companies and any of their employees or advisors with respect to matters arising in connection with the management or operation of the Business that is unrelated to the Transactions (including under any employment agreement, non-competition agreement, co-investment, equity grant or other equity arrangement or Intellectual Property protection agreement), (iii) any matter arising in the ordinary course of business between a Parent Party and a Purchaser Party that is unrelated to both the Transactions and the ownership of the Business or any Group Company by any Parent Related Party or (iv) any claims with respect to Actual Fraud.

SECTION 5.22 Termination of Intercompany Arrangements. Effective as of the Closing, but subject to the occurrence of the Closing, (a) except for the Intercompany Accounts set forth on Section 5.22(a) of the Parent Disclosure Letter and except as otherwise set forth in the Transition Services Agreement, the Brand Licensing Agreement or the Master RELAs, Parent and its Affiliates (other than the Group Companies), on the one hand, and the Group Companies, on the other hand, shall eliminate by payment, settlement, netting, capitalization, set off, cancellation, forgiving, release or otherwise any obligations or liabilities under the Intercompany Accounts between or among such parties, in each case, such that the Group Companies, on the one hand, and Parent and its Affiliates (other than the Group Companies), on the other hand, do not have any further liability to one another (and without any costs or other liabilities of Purchaser or any of its Affiliates (including, following the Closing, the Group Companies)) in respect of such Intercompany Accounts following the Closing and (b) except for the Brand Licensing Agreement and any Contracts set forth on Section 5.22(b) of the Parent Disclosure Letter and except as otherwise set forth in the Transition Services Agreement or the Master RELAs, the Affiliate Contracts shall be terminated in their entirety and shall be without further force or effect, without any further obligations or liabilities of Parent or any of its Affiliates (other than the Group Companies), on the one hand, and Purchaser or any of its Affiliates (including, following the Closing, the Group Companies), on the other hand, following the Closing.

SECTION 5.23 Financing. (a) Purchaser shall use, and shall cause its Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions set forth in the Financing Letters, including using reasonable best efforts to (i) maintain in effect and comply with the Financing Letters, (ii) negotiate and enter into definitive agreements providing for the Financing on the terms and subject only to the conditions set forth in the Financing Letters (or on terms and conditions not materially less favorable to Purchaser as determined in the reasonable judgment of Purchaser than the terms and conditions set forth in the Financing Letters), (iii) satisfy (and cause its Affiliates to satisfy) on a timely basis all conditions applicable to Purchaser and its Affiliates in the Financing Letters and the definitive agreements providing for the Financing that are within the control of Purchaser or any of its Affiliates, (iv) consummate the Financing substantially concurrently with, or prior to, the Closing, including using its (and causing its Affiliates to use) reasonable best efforts (which shall include taking all reasonable actions that are within its control) to cause the Lenders and the other Persons committed to fund the Financing to fund the Financing at the Closing, and (v) enforce its rights and remedies (including through taking all reasonable actions that are within its control) under the Financing Letters and the definitive agreements providing for the Financing. Except as set forth herein, Purchaser shall not, without the prior written consent of Parent, agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Financing Letters if such termination, amendment, modification or waiver would (A)(1) reduce (or would have the effect of reducing) the aggregate amount of the Financing or (2) reduce the amount of the Debt Financing, in either case unless the Equity Financing is increased by a corresponding amount no later than the date of such termination, amendment, modification or waiver such that the aggregate amount of the Financing is sufficient to consummate the Transactions on the Closing Date (after taking into account the available cash of Purchaser and its Subsidiaries and other binding commitments in favor of Purchaser and its Subsidiaries), including the payment of the

Purchase Price and all other amounts required to be paid by Purchaser in connection with the Transactions, (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Financing Letters in a manner that would reasonably be expected to delay or prevent or make less likely to occur the funding of the Financing (or the satisfaction of the conditions to the Financing) on the Closing Date in any material respect or (C) materially and adversely impact the ability of Purchaser to enforce its rights and remedies against any other party to any Financing Letter. Notwithstanding the foregoing, Purchaser may amend any Debt Commitment Letter and Redacted Fee Letter to add lenders, purchasers, investors, lead arrangers, bookrunners, syndication agents or other financing sources who had not executed such Debt Commitment Letter as of the date of this Agreement and, in connection therewith, amend the additional lender, purchasers, investors, lead arrangers, bookrunners or syndication agents provisions with respect to the appointment of such additional lenders, purchasers, investors, lead arrangers, bookrunners, syndication agents or other financing sources. Purchaser shall promptly deliver to Parent copies of any termination, amendment, modification or waiver to or under any Financing Letter. Purchaser will fully pay, or cause to be paid, all commitment and other fees under or arising pursuant to the Debt Commitment Letter as and when they become due, earned and payable.

(b) Upon written reasonable request by Parent, Purchaser shall keep Parent informed of the status of its efforts to arrange the Debt Financing and provide to Parent copies (including drafts) of the material definitive agreements providing for the Debt Financing. Purchaser shall give Parent prompt written notice of (i) any actual breach, default, termination or repudiation by any party to any Financing Letter of which Purchaser becomes aware, (ii) the receipt of any written notice or other written communication from any Financing source with respect to any (A) actual or potential breach, default, termination or repudiation by any party to any Financing Letter of any provisions of the Financing Letters or (B) material dispute or disagreement between or among any parties to any Financing Letter (but excluding any ordinary course negotiations with respect to the terms of the Debt Financing), in each case, to the extent such breach, default, termination, repudiation, dispute or disagreement would reasonably be expected to prevent or materially delay the funding of the Financing in an amount sufficient to consummate the Transactions on the Closing Date and (iii) the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Purchaser to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms and conditions, in the manner or from the sources contemplated by any Financing Letter (or if at any time for any other reason Purchaser believes that it will not be able to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms and conditions, in the manner or from the sources contemplated by any Financing Letter). As soon as reasonably practicable, but in any event within two Business Days of the date Parent delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by Parent relating to any circumstance referred to in the immediately preceding sentence. Notwithstanding the foregoing, Purchaser shall not be required to provide any information to the extent that the provision thereof would violate or waive any attorney-client or other privilege, constitute attorney work product or violate or contravene any law, rule or regulation, or any obligation of confidentiality (not created in contemplation hereof) binding on Purchaser. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, or if Purchaser becomes aware of any event or circumstance that would reasonably be expected to make any portion of the Debt Financing unavailable on the terms and conditions contemplated by the Debt Commitment Letter, Purchaser shall (x) promptly notify Parent in writing and (y) use reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into a debt commitment letter or definitive agreements providing for, alternative debt financing from alternative debt sources in an amount sufficient to consummate the Transactions (when taken together with the Equity Financing, the available cash of Purchaser and its Subsidiaries and other binding commitments in favor of Purchaser and its Subsidiaries) on terms and conditions not materially less favorable to Purchaser (or its Affiliates) than the terms and conditions set forth in the Debt Commitment Letter, as promptly as practicable following the occurrence of such event or circumstance (but no later than the date Purchaser is required to consummate the Closing in accordance with this Agreement); provided that the failure to obtain alternative debt financing shall not relieve Purchaser of any obligations hereunder. Purchaser shall deliver to Parent complete copies of the Debt Commitment Letter (giving effect to clause (2) of the immediately succeeding sentence) (including any Redacted Fee Letters) pursuant to which any such alternative debt source shall have committed to provide any portion of the alternative debt financing. For purposes of this Agreement, (1) references to the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified or replaced by this Section 5.23, (2) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 5.23 and (3) references to the “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified or replaced by this Section 5.23.

(c) Prior to the Closing Date, Parent shall use, and shall cause the Group Companies to use, reasonable best efforts to provide, and shall use reasonable best efforts to cause any attorney, accountant or other advisor, agent or other representative (collectively, “Representatives”) retained by Parent or any Group Company to provide, in each case at Purchaser’s sole cost and expense, such cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Purchaser, including, without limitation, (i) participating in a reasonable number of lender meetings and due diligence sessions in each case upon reasonable advance notice and at mutually agreeable dates, times and locations (and which may, at the reasonable election of Parent, be virtual or telephonic), including direct contact with such management with appropriate seniority and expertise with potential lenders and investors, (ii) furnishing Purchaser and its Debt Financing sources with the Financial Statements and to provide to Purchaser financial statements and other information regarding the Business reasonably requested by Purchaser, to the extent that such financial statements and information are readily available to Parent (such information described in this clause (ii), the “Required Information”), (iii) updating and correcting any Required Information provided by Parent or its Affiliates if Parent has knowledge that such Required Information provided by Parent (A) contains any material misstatement of fact, (iv) reasonably assisting Purchaser and its Debt Financing sources in the preparation of (A) one customary offering memorandum or information memorandum for any portion of the Debt Financing and (B) materials for rating agency presentations, in each case by providing such other pertinent information as may be reasonably requested by Purchaser in writing and to the extent such information is reasonably available to Parent, (v) reasonably cooperating with the marketing efforts of Purchaser and its Debt Financing sources for any portion of the Debt Financing, (vi) to the extent required by the Debt Financing, providing customary assistance in connection with the preparation of (and, to the extent applicable, to execute and deliver, but only if the applicable director, manager, officer or equivalent of Parent or any Group Company will continue in such position following the Closing or otherwise be appointed to such position at Closing) one or more definitive financing documentation and the schedules and exhibits thereto, in each case, customarily required to be delivered under such definitive financing documentation (including any investment company act diligence) so long as such agreements and documents do not become effective prior to the Closing, (vii) providing within four Business Days prior to the Closing Date documentation and other information about the Group Companies that is required in connection with the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, in each case to the extent requested in writing at least nine Business Days in advance of the Closing Date, (viii) to the extent required by the Debt Financing, facilitating the pledging of collateral effective no earlier than Closing and (ix) obtaining and providing to Purchaser, at least three days prior to the Closing Date, customary Lien terminations and instruments of discharge (including UCC-3 terminations, Intellectual Property security agreement terminations and account control agreement terminations) to discharge on the Closing Date the Liens and guarantees of the Group Companies in connection with any Indebtedness of the Group Companies to be repaid, or other obligations to be released, at Closing in accordance with the terms hereof (it being understood that such documents will not take effect prior to Closing). Notwithstanding anything to the contrary contained herein, nothing in this Section 5.23(c) shall require any such cooperation or assistance to the extent that it could result in Parent or any Group Company being required to (i)(A) in the case of Parent, pledge any assets as collateral securing the Debt Financing whether prior to, at or after the Closing and (B) in the case of any Group Company, pledge any assets as collateral securing the Debt Financing prior to the Closing, (ii) agree to pay any commitment or other similar fee, bear any cost or expense, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing prior to the Closing, (iii) take any actions to the extent such actions would, in Parent’s reasonable judgment, (A) unreasonably interfere with the ongoing business or operations of Parent or the Group Companies, (B) subject any director, manager, officer or employee of Parent or any Group Company or their respective Affiliates to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the organizational documents of Parent or any Group Company, any applicable Law or Judgment or any material Contract to which Parent or any Group Company is a party or by which any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or (E) cause (x) any representation or warranty set forth in Article II of this Agreement to be inaccurate or breached, (y) any closing condition set forth in Article VI of this Agreement to fail to be satisfied or (z) any other breach of this Agreement, (iv) waive or amend any terms of this Agreement, (v) commit to take any action under any certificate, document or instrument that is not contingent upon the Closing, (vi) provide access to or disclose information that Parent reasonably determines would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Parent, the Group Companies or their respective Affiliates, (vii) have its legal counsel provide any legal opinions or (viii) cause any director, manager or equivalent of Parent or any Group Company to pass resolutions to approve the Debt Financing or authorize the creation of any agreements, documents or actions in connection therewith (other than any director, manager or equivalent of Parent or any Group Company who will continue in such a position following the Closing or otherwise be appointed to such a position at Closing and the passing of such resolutions), in each case that are not contingent on the Closing or would be effective prior to the Closing.

(d) Purchaser shall be responsible for all fees and expenses related to the Financing contemplated hereby. Accordingly, notwithstanding anything to the contrary in Section 5.05, Purchaser shall promptly reimburse Parent and each Group Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees of one firm of counsel of Parent) incurred by Parent or such Group Company in connection with their cooperation pursuant to Section 5.23(c) or otherwise in connection with the Financing. Purchaser shall indemnify and hold harmless Parent, each Group Company and their respective Affiliates and all of their respective directors, officers, managers, employees and Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith other than with respect to any Losses arising or attributed to the bad faith, willful misconduct or gross negligence of Parent or its Affiliates in connection with the procurement of the Debt Financing by Purchaser or the material breach of this Agreement by Parent, Seller, the Group Companies or their respective Affiliates. Notwithstanding anything to the contrary in this Agreement, no Group Company shall have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing or any alternative financing (other than as expressly assumed pursuant to the definitive documentation of the Financing).

(e) Purchaser acknowledges and agrees that the Closing and the obligations of Purchaser to consummate the transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to Purchaser’s consummation of any financing arrangement (including the Financing or any alternative financing), Purchaser’s obtaining of any financing (including the Financing or any alternative financing) or the availability, grant, provision or extension of any financing to Purchaser (including the Financing or any alternative financing). Parent hereby consents to the use of its name and logo in connection with the Financing; provided that the name and logo of Parent are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage Parent or any of its Subsidiaries.

SECTION 5.24 Insurance. (a) Subject to Section 5.24(b) and Section 5.24(c), Parent and Purchaser agree that the coverage under all insurance policies related to the Business and arranged or maintained by Parent or its Affiliates (other than the Group Companies) is only for the benefit of Parent and its Affiliates (other than the Group Companies), and not for the benefit of Purchaser or the Business. As of the Closing, Purchaser agrees to arrange for its own insurance policies with respect to the Business.

(b) From and after the Closing, with respect to any acts, events, facts, circumstances, matters, incidents, claims, omissions or occurrences involving the Group Companies, the Business and/or current or former Business Employees that are covered by any of Parent’s or its Affiliates’ insurance policies, excluding any Parent Insurance Policies (such policies, the “Available Insurance Policies” and such claims, the “Coverage Claims”), Purchaser, on behalf of the Group Companies, may access, submit claims, retain claims made prior to or after the Closing and seek coverage for such Coverage Claims under the Available Insurance Policies, subject to the terms and conditions of such Available Insurance Policies, and Parent shall cooperate and cause its Affiliates to cooperate with Purchaser in submitting any such Coverage Claims on behalf of Purchaser under the Available Insurance Policies; provided, however, that (i) Purchaser and the Group Companies shall exclusively bear the amount of any “deductibles” associated with claims under such Available Insurance Policies and shall otherwise be liable for all uninsured or uncovered amounts of such claims, (ii) Purchaser and the Group Companies shall be solely responsible at their expense for notifying any and all insurance companies of such claims and complying with all policy terms and conditions for pursuit and collection of such claims and shall not, without the written consent of Parent, amend, modify or waive any rights of Parent or other insureds under any such insurance policies or programs, (iii) with respect to Coverage Claims or requests for benefits asserted by Purchaser or the Group Companies under the Available Insurance Policies, Parent shall have the right but not the duty to monitor such claims, and (iv) neither Purchaser nor the Group Companies shall assign any Available Insurance Policies or any rights or claims under the Available Insurance Policies to any other Person (except for any assignment by Purchaser that would be permitted under Section 8.02). Notwithstanding anything contained herein, (x) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of Parent or its Affiliates to insurance coverage for any matter, whether relating to the Group Companies, the Business or otherwise, (y) nothing in this Section 5.24(b) shall affect Parent’s obligations with respect to the Excluded Liabilities and (z) subject to Section 5.24(c), Parent shall retain the exclusive right to control all of its insurance policies and programs, including the Available Insurance Policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and to amend, modify, terminate or waive any such insurance policies and programs or any rights thereunder; provided that Purchaser and the Group Companies shall use their reasonable best efforts to cooperate with Parent with respect to Coverage Claims and sharing such information as is reasonably necessary in order to permit Parent to manage and conduct its insurance matters as Parent reasonably deems appropriate.

(c) Prior to the Closing, Parent shall, and shall cause its Subsidiaries to, keep the insurance policies maintained by Parent and its Subsidiaries as of the date of this Agreement covering the Group Companies, the Business and/or the current or former Business Employees with respect to workers compensation, automobile and general liability, or suitable replacements therefor (such policies, the “Parent Insurance Policies”), in full force and effect through the close of business on the Closing Date. From and after the Closing, Parent shall indemnify and hold harmless Purchaser and its Affiliates (including the Group Companies) from and against any and all Losses with respect to any acts, events, facts, circumstances, matters, incidents, claims, omissions or occurrences involving the Group Companies, the Business and/or current or former Business Employees that occurred on or prior to the Closing Date underlying a Parent Claim (a Parent Claim under an automobile or workers compensation insurance policy, an “Automobile or Workers Compensation Claim” and a Parent Claim under a general liability insurance policy, a “General Liability Insurance Claim”); provided, that Parent’s liability with respect to any General Liability Insurance Claim shall not exceed the amount of the deductible or self-insured retention amount with respect to such General Liability Insurance Claim plus the amount actually recovered by Parent under the applicable Parent Insurance Policy (the “General Liability Insurance Cap”); provided, further, that Parent shall not, and shall cause its Affiliates to not, reduce the limit of liability with respect to General Liability Insurance Claims under any Parent Insurance Policy that is a general liability insurance policy. From and after the Closing, Parent shall, and shall cause its Subsidiaries to, use its reasonable best efforts to administer and seek recovery for any and all Automobile or Workers Compensation Claims and General Liability Insurance Claims in accordance with its usual and customary practice (it being expressly agreed and acknowledged that the risk of collectability under the Parent Insurance Policies with respect any Automobile or Workers Compensation Claim or General Liability Insurance Claim shall be borne solely by Parent and its Affiliates (other than the Group Companies)). If, after the Closing Date, Purchaser or the Group Companies become aware of any facts or circumstances that would reasonably be expected to give rise to a Parent Claim, Purchaser shall notify Parent of such facts as soon as is reasonably practicable and in any event within thirty (30) days of the time that Purchaser or such Group Company so becomes aware; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent Parent shall have been actually prejudiced as a result of such failure. Parent shall have the right to manage and control any and all Parent Claims, and shall be subrogated to all claims or rights of recovery that any of the Group Companies may have against third parties with respect to claims and losses in respect of the Parent Claims to the extent of any payments made by Parent in respect thereof. For the avoidance of doubt, (x) this Section 5.24(c) is only intended to address the treatment of Losses with respect to Automobile or Workers Compensation Claims and General Liability Insurance Claims and is not intended to otherwise affect the allocation of any other liabilities hereunder with respect to acts, events, facts, circumstances, matters, incidents, claims, omissions or occurrences that occurred prior to the Closing Date and (y) Purchaser and its Subsidiaries (including the Group Companies) shall be solely responsible for any and all Losses with respect to any acts, events, facts, circumstances, matters, incidents, claims, omissions or occurrences involving the Group Companies, the Business and/or current or former Business Employees that occurred after the Closing Date, regardless of whether such acts, events, facts, circumstances, matters, incidents, claims, omissions or occurrences would have given rise to an Automobile or Workers Compensation Claim or a General Liability Insurance Claim had they occurred prior to the Closing Date. The indemnification procedures set forth in Section 8.18 shall apply to any indemnification provided for under this Section 5.24(c), mutatis mutandis.

SECTION 5.25 Purchaser Expenditure; Distributions. Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, from the date of this Agreement until the Closing, Purchaser shall not expend funds other than in connection with the Transactions and the payment of related expenses and shall not declare or pay any dividend or make any other distribution to its equityholders.

SECTION 5.26 Other Investors. Except as would not reasonably be expected to have a Purchaser Material Adverse Effect, prior to the Closing, without the prior written consent of Parent, Purchaser shall not permit or agree to permit any Person to obtain any shares of capital stock or other Equity Interests of (or rights to obtain any capital stock or other Equity Interests of) Purchaser.

SECTION 5.27 Master RELAs. Prior to the Closing, Parent and Purchaser shall each use its reasonable best efforts to work in good faith with the other party to negotiate and finalize the exhibits to the Master RELAs in order to document the post-Closing space sharing arrangements for the applicable premises subject thereto.

SECTION 5.28 Background IP.

(a)

(i) Effective as of the Closing, Parent, for itself and on behalf of its Subsidiaries, hereby grants (and hereby causes and shall cause its Subsidiaries to grant) to the Group Companies and their respective Subsidiaries (the Group Companies and such Subsidiaries, individually and collectively, the “Group Company Licensees”) (A) a royalty-free, fully paid-up, irrevocable, non-terminable, world-wide, perpetual, non-exclusive license in and to all Parent Licensed IP to use, distribute, display, perform, reproduce, and make derivative works of such Parent Licensed IP in the Commercial Field and (B) a royalty-free, fully paid-up, irrevocable, non-terminable, world-wide, perpetual, non-exclusive license to distribute, display, execute, use, perform, reproduce, support, maintain and make derivative works of all Licensed TSA IP (including in both source code and object code) in the Commercial Field, but excluding any exercise of clause (B) that would constitute a violation of Section 5.13(b), in each case with the right to sublicense (including through multiple tiers) to third parties for the sole purposes of (a) such third parties providing services to or on behalf of and for the benefit of the Group Company Licensees in support of the Business or (b) any other purpose (subject to the field limitations set forth above for the applicable sublicensed Intellectual Property) for which Parent or any of its Subsidiaries sublicensed any Parent Licensed IP in the twelve (12) months prior to Closing. The Group Companies may not assign their rights under this Section 5.28(a)(i) without the prior written consent of Parent (which may be withheld or delayed in Parent’s sole discretion), except that the Group Company may assign such licenses, together with any related obligations, with prior written notice to Parent (but not such prior written consent), (i) in whole to an acquiror in connection with any assignment, sale, merger, or other transfer of all or substantially all of the Business or (ii) in part to an acquiror in connection with any assignment, sale, merger, or other transfer of the whole of any product or service line of the Group Companies forming part of the Business (regardless of the form of transaction or series of related transactions); provided that, in case of clause (ii), the field of such license shall be limited to the specific product or service line that was acquired by the acquiror and natural extensions thereof. For the avoidance of doubt, any licensee of the Parent Licensed IP or Licensed TSA IP shall not retain any rights that it assigns pursuant to the immediately preceding sentence. Following the Closing Date, upon Purchaser’s reasonable request, Parent shall, and shall cause its Subsidiaries to, to the extent not already in the possession of the Group Companies, deliver to the Purchaser, to the extent reasonably practicable and at Purchaser’s sole expense, in the same format as maintained as of the Closing Date by Parent and its respective Affiliates copies of any embodiments in existence as of the Closing of the Parent Licensed IP or Licensed TSA IP to the extent so requested by Purchaser; provided that Parent and its respective Affiliates shall not be required to provide embodiments of any Software constituting Specified Licensed TSA IP.

(ii) Effective as of the Closing, Purchaser, for itself and on behalf of its Subsidiaries (including the Group Companies), hereby grants (and hereby causes and shall cause its Subsidiaries to grant) to Parent and its respective Subsidiaries (the Parent and such Subsidiaries, individually and collectively, the “Parent Licensees”) (A) a royalty-free, fully paid-up, irrevocable, non-terminable, world-wide, perpetual, non-exclusive license in and to all Business Licensed IP to use, distribute, display, perform, reproduce, and make derivative works of such Business Licensed IP in the Parent Business Field and (B) a royalty-free, fully paid-up, irrevocable, non-terminable, world-wide, perpetual, non-exclusive license to distribute, display, execute, use, perform, reproduce, support, maintain and make derivative works of all Licensed Software in the Parent Business Field (including in both source code and object code), but excluding any exercise of clause (B) that would constitute a violation of Section 5.13(a), in each case with the right to sublicense (including through multiple tiers) to third parties for the sole purposes of (a) such third parties providing services to or on behalf of and for the benefit of the Parent Licensees in support of the Parent Business or (b) any other purpose (subject to the field limitations set forth above for the applicable sublicensed Intellectual Property) for which Parent or any of its Subsidiaries sublicensed any Business Licensed IP in the twelve (12) months prior to Closing. Parent may not assign its rights under this Section 5.28(a)(ii) without the prior written consent of Purchaser (which may be withheld or delayed in Purchaser’s sole discretion), except that the Parent Licensees may assign such licenses, together with any related obligations, with prior written notice to Purchaser (but not such prior written consent), (i) in whole to an acquiror in connection with any assignment, sale, merger, or other transfer of all or substantially all of the Parent Business or (ii) in part to an acquiror in connection with any assignment, sale, merger, or other transfer of the whole of any product or service line of Parent forming part of the Parent Business (regardless of the form of transaction or series of related transactions); provided that, in case of clause (ii), the field of such license shall be limited to the specific product or service line that was acquired by the acquiror and natural extensions thereof. For the avoidance of doubt, any licensee of the Business Licensed IP or Licensed Software shall not retain any rights that it assigns pursuant to the immediately preceding sentence. Following the Closing Date, upon Parent’s reasonable request, Purchaser shall, and shall cause its Subsidiaries to, to the extent not already in the possession of Parent or its Subsidiaries, deliver to Parent, to the extent reasonably practicable and at Parent’s sole expense, in the same format as maintained as of the Closing Date by the Group Companies and their respective Affiliates copies of any embodiments, in existence as of the Closing, of the Business Licensed IP or Licensed Software to the extent so requested by Parent.

(iii) The parties hereto acknowledge and agree that the Licensed TSA IP, the Licensed Software and Trade Secrets licensed pursuant to this Section 5.28(a) constitute confidential information and in their capacity as licensee of such Intellectual Property, shall protect and safeguard the confidentiality of such Intellectual Property, including any source code contained therein, with the same degree of care that such party treats its own like confidential information and Trade Secrets, but in no event with less than reasonable care. The parties hereto, in their capacity as licensee of the Licensed TSA IP and the Licensed Software, as applicable, (a) may only disclose the source code contained therein on a “need to know basis” and before doing so must ensure that those Persons are aware of the confidential nature of the source code underlying the Software and are bound by confidentiality obligations and (b) shall be responsible to the licensor for any breach of such confidentiality obligations by any Person to whom it discloses such licensed Intellectual Property.

(b)

(i)

(A) Effective as of the Closing until the until the expiration of the last remaining valid claim of the applicable Retained Patent (unless terminated pursuant to Section 5.28(c)), Parent, for itself and on behalf of its Subsidiaries, hereby covenants that none of them shall assert or bring a Proceeding against (x) a Group Company or its current and future Affiliates, whether for damages or injunctive or equitable relief, alleging that any of their making, having made, using, offering for sale, importing or selling Group Company Covered Products or otherwise engaging in any activity in the Commercial Field, in each case, infringes any of the Retained Patents, (y) Group Company Covered Third Parties, whether for damages or injunctive or equitable relief, alleging that any of their making, having made, using, offering for sale, importing or selling Group Company Covered Products or providing the Group Company Covered Third Party Services, in each case in the Commercial Field and solely to, or for the benefit of, the Group Companies, infringes any of the Retained Patents or (z) Group Company Covered Third Parties constituting customers or end-users of any Group Company, whether for damages or injunctive or equitable relief, alleging that any of their using or consumption of Group Company Covered Products or receipt of Group Company Third Party Services, in each case in the Commercial Field, infringes any of the Retained Patents.

(B) The parties hereto agree that the benefits and burdens of the covenants in Section 5.28(b)(i) are intended to extend only to the Group Companies and their Affiliates, their permitted assignees to the extent in compliance with the last sentence of this clause (B), and the Group Company Covered Third Parties. Each party hereto agrees that the covenants in Section 5.28(b)(i) are not intended to cover manufacturing activities by the covenantee on behalf of third parties (e.g., patent “laundering” or foundry activities, manufacturing service bureau or manufacturing outsourcing relationships). The Group Companies may not assign their rights under this Section 5.28(b)(i) without the prior written consent of Parent (which may be withheld or delayed in Parent’s sole discretion), except that the Group Companies may assign such rights, together with any related obligations, with prior written notice to Parent (y) in whole to an acquiror in connection with any assignment, sale, merger, or other transfer of all or substantially all the Business or (z) in in part to an acquiror in connection with any assignment, sale, merger, or other transfer of the whole of any product or service line of the Group Companies forming part of the Business (regardless of the form of transaction or series of related transactions); provided that, in case of clause (z), the activities of the acquiror covered by the rights so assigned shall be limited to the specific product or service line that was acquired by the acquiror and natural extensions thereof (as so limited, a “Purchaser CNTS Acquiror”), in each case of (y) and (z) without such prior written consent.

(C) The parties hereto agree that the covenants in Section 5.28(b)(i) do not preclude Parent or its Affiliates from asserting or bringing any Proceeding that is not expressly prohibited from bringing pursuant to Section 5.28(b)(i)(A). Without limiting the generality of the foregoing, if Parent or any of its Affiliates intends to initiate a Proceeding against a third party for infringement of any Retained Patent, and Parent requests in writing from Purchaser to confirm whether such third party is a Group Company Covered Third Party, Purchaser shall respond within a reasonable time in order to prevent Parent or such Affiliate from pursuing a Proceeding against activities that are covered by the covenants in Section 5.28(b)(i).

(ii)

(A) Effective as of the Closing until the until the expiration of the last remaining valid claim of the Transferred Patent (unless terminated pursuant to Section 5.28(c)), Purchaser, for itself and on behalf of its Subsidiaries, hereby covenants that none of them shall assert or bring a Proceeding against (x) Parent or its current and future Affiliates whether for damages or injunctive or equitable relief, alleging that any of their making, having made, using, offering for sale, importing or selling Parent Covered Products or otherwise engaging in any activity in the Parent Business Field, in each case, infringes the Transferred Patent, (y) Parent Covered Third Parties, whether for damages or injunctive or equitable relief, alleging that any of their making, having made, using, offering for sale, importing or selling Parent Covered Products or providing the Parent Covered Third Party Services, in each case in the Parent Business Field and solely to, or for the benefit of, Parent, infringes the Transferred Patent or (z) Parent Covered Third Parties constituting customers or end-users of Parent, whether for damages or injunctive or equitable relief, alleging that any of their using or consumption of Parent Covered Products or receipt of Parent Covered Third Party Services, in each case in the Parent Business Field, infringes the Transferred Patent.

(B) The parties hereto agree that the benefits and burdens of the covenants in Section 5.28(b)(ii) are intended to extend only to Parent and its Affiliates, their permitted assignees to the extent in compliance with the last sentence of this clause (B), and the Parent Covered Third Parties. Each party hereto agrees that the covenants in Section 5.28(b)(ii) are not intended to cover manufacturing activities by the covenantee on behalf of third parties (e.g., patent “laundering” or foundry activities, manufacturing service bureau or manufacturing outsourcing relationships). Parent may not assign its rights under this Section 5.28(b)(ii) without the prior written consent of Purchaser (which may be withheld or delayed in Purchaser’s sole discretion), except that Parent may assign such rights, together with any related obligations, with prior written notice to Purchaser (y) in whole to an acquiror in connection with any assignment, sale, merger, or other transfer of all or substantially all the Parent Business or (z) in in part to an acquiror in connection with any assignment, sale, merger, or other transfer of the whole of any product or service line of the Parent forming part of the Parent Business (regardless of the form of transaction or series of related transactions); provided that, in case of clause (z), the activities of the acquiror covered by the rights so assigned shall be limited to the specific product or service line that was acquired by the acquiror and natural extensions thereof (as so limited, a “Parent CNTS Acquiror”), in each case of (y) and (z) without such prior written consent.

(C) The parties hereto agree that the covenants in Section 5.28(b)(ii) do not preclude Purchaser or its Affiliates from asserting or bringing any Proceeding that is not expressly prohibited from bringing pursuant to Section 5.28(b)(ii)(A). Without limiting the generality of the foregoing, if Purchaser or any of its Affiliates intends to initiate a Proceeding against a third party for infringement of any Transferred Patent, and Purchaser requests in writing from Parent to confirm whether such third party is a Parent Covered Third Party, Parent shall respond within a reasonable time in order to prevent Purchaser or such Affiliate from pursuing a Proceeding against activities that are covered by the covenants in Section 5.28(b)(ii).

(c) Purchaser, for itself and on behalf of its Subsidiaries, agrees and covenants that it and its Subsidiaries shall not (i) challenge or contest in any Proceeding the validity or enforceability of any Parent Licensed IP, TSA IP or Retained Patents or (ii) assist any third party to so challenge or contest in any such Proceeding, except in each case as Purchaser or its Subsidiaries may be obligated or compelled to respond to legal process in litigation or proceedings initiated by a third party without any assistance or encouragement from Purchaser or its Subsidiaries. The rights granted to Purchaser and its Affiliates under Section 5.28(b) shall terminate immediately upon a breach of this Section 5.28(c) by Purchaser or its Affiliates. Parent, for itself and on behalf of its Subsidiaries, agrees and covenants that it and its Subsidiaries shall not (i) challenge or contest in any Proceeding the validity or enforceability of any Business Licensed IP, Licensed Software, or Transferred Patent or (ii) assist any third party to so challenge or contest in any such Proceeding, except in each case as Parent or its Subsidiaries may be obligated or compelled to respond to legal process in litigation or proceedings initiated by a third party without any assistance or encouragement from Parent or its Subsidiaries. The rights granted to Parent and its Affiliates under Section 5.28(b) shall terminate immediately upon a breach of this Section 5.28(c) by Parent or its Affiliates. Parent shall ensure that any assignment of the Retained Patents shall be in writing, and shall include a statement that the assignee agrees to and is obligated by all of the terms and conditions of Section 5.28(c). Purchaser shall ensure that any assignment of the Transferred Patent shall be in writing, and shall include a statement that the assignee agrees to and is obligated by all of the terms and conditions of Section 5.28(c).

(d) Without limiting any obligations under the Transition Services Agreement, Brand Licensing Agreement or any other provision herein (including Section 5.28(a)(i)), neither party hereto is required to (i) provide any Intellectual Property deliverables, support, maintenance, training or other assistance to the other party or its Affiliates hereunder; (ii) notify or provide any improvements to any Intellectual Property to the other party or its Affiliates hereunder, (iii) register or patent any unregistered Intellectual Property, maintain or renew any registered or patented Intellectual Property; or (iv) enforce against third parties any of the Intellectual Property that is subject to the covenants granted hereunder.

(e) Subject only the covenants made in Section 5.28, all rights, title and interest to Intellectual Property of each party hereto and its respective Affiliates are expressly reserved by such party on behalf of itself or its applicable Affiliates. Without limiting the generality of the foregoing, neither party hereto has any right to register, patent, maintain, renew or enforce the Intellectual Property owned by the other party or its Affiliates and subject to the covenants in this Section 5.28.

(f) For purposes of Section 365(11) of the U.S. Bankruptcy Code, 11 U.S.C. § 365(n), the parties hereto intend and agree that the covenants in this Section 5.28 shall be construed to be licenses to “intellectual property” and that if a party hereto enters into bankruptcy, the other party and other Persons protected by such covenants shall be subject to the protections afforded to licensees under 11 U.S.C. § 365(n).

SECTION 5.29 Wrong Pockets. (a) For a period of 12 months following the Closing Date, if at any time Parent or any of its Affiliates (i) receives any funds arising from the Business, (ii) owns or is in possession of any asset (excluding real property, the assets transferred to Parent pursuant to Section 5.18, Patents, Trademarks, Internet Properties containing “ADT”, TSA IP and, to the extent any Software or IT Systems is provided as a service under the TSA by Parent or its Affiliates, such Software or IT System) primarily used in or held for use in the operation or conduct of the Business or (iii) owns or is in possession of any Patents, Trademarks or real property exclusively used in or held for use in the operation or conduct of the Business, then Parent shall promptly transfer or assign, or cause its applicable Affiliate to transfer or assign, such funds or assets to the Transferred Company or its designated Affiliate (and the Transferred Company or its designated Affiliate shall accept any such funds or assets), for no additional consideration, and the Transferred Company shall reimburse Parent for reasonable and documented out-of-pocket costs incurred by Parent or any of its Affiliates to effect such transfer or assignment or fulfill its obligation pursuant to the following sentence, if applicable. Until the transfer of any such funds or assets are effected, Parent shall, or shall cause its applicable Affiliate to, preserve the value of, and hold in trust for the use and benefit of, the Transferred Company or its designated Affiliate, such funds or assets and provide to the Transferred Company or its designated Affiliate all of the benefits arising from such funds or assets and otherwise cause such funds or assets to be used as reasonably instructed by the Transferred Company or its designated Affiliate.

(b) For a period of 12 months following the Closing Date, if at any time Purchaser or any of its Affiliates (including the Group Companies) (i) receives any funds arising from the Parent Business, (ii) owns or is in possession of any asset (excluding real property, the assets transferred to a Group Company pursuant to Section 5.18, and to the extent any Software or IT Services is provided as a service under the TSA by the Group Companies, such Software or IT System) primarily used in or held for use in the operation or conduct of the Parent Business or (iii) owns or is in possession of any real property exclusively used in or held for use in the operation or conduct of the Parent Business, then Purchaser shall promptly transfer or assign, or cause its applicable Affiliate to transfer or assign, such funds or assets to Parent or its designated Affiliate (and Parent or its designated Affiliate shall accept any such funds or assets), for no additional consideration, and Parent shall reimburse Purchaser for reasonable and documented out-of-pocket costs incurred by Purchaser or any of its Affiliates to effect such transfer or assignment or fulfill its obligation pursuant to the following sentence, if applicable. Until the transfer of any such funds or assets are effected, Purchaser shall, or shall cause its applicable Affiliate to, preserve the value of, and hold in trust for the use and benefit of, Parent or its designated Affiliate, such funds or assets and provide to Parent or its designated Affiliate all of the benefits arising from such funds or assets and otherwise cause such funds or assets to be used as reasonably instructed by Parent or its designated Affiliate.

SECTION 5.30 Consents. If any approval, authorization, clearance or consent of, filing with, or granting or issuance of any license, order, waiver or permit by, any third party or Governmental Entity (other than Required Regulatory Approvals, which shall be governed by Section 5.04) that may be required in connection with the Transactions (including pursuant to the Pre-Closing Actions) (“Approvals”) to sell, assign or transfer any Material Contract is not obtained prior to Closing, the Closing shall, subject to Section 1.02, nonetheless take place on the terms set forth herein, and until such time as such Approval or Approvals are obtained and following the Closing, the parties hereto will cooperate and use reasonable best efforts to implement, at no (other than de minimis) cost to Parent or any of its Affiliates, any arrangement reasonably acceptable to Purchaser and Parent intended to both (a) provide Purchaser, to the fullest extent practicable, the claims, rights and benefits of any such Material Contract and (b) cause Purchaser to bear all costs and liabilities thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). In furtherance of the foregoing, from and after the Closing, Purchaser will promptly pay, satisfy, perform and discharge when due any liability arising thereunder and will be responsible for all Assumed Liabilities related thereto in accordance with this Agreement.

SECTION 5.31 Restrictive Covenants. Prior to the Closing, Parent will use reasonable best efforts to assign to the Group Companies the rights of Parent or any of its Affiliates (other than the Group Companies) under any non-disclosure, non-competition, non-solicitation, no-hire, non-disparagement, Intellectual Property assignment or similar agreement between Parent or its Affiliates (other than the Group Companies), on the one hand, and any current or former Business Employee, on the other hand, to the extent (a) such agreement was entered into with Parent or its Affiliates (other than the Group Companies), (b) with respect to assignments and agreements related to Intellectual Property, such rights pertain to (i) the Business and (ii) Group Company Intellectual Property and (c) such assignment is permissible under such agreements; provided that in no event shall Parent be obligated to enter into any new agreements with any individual Business Employee or to specifically identify all such Business Employees to satisfy its obligations under this Section 5.31. If it is not practical to assign the rights of Parent or any of its Affiliates (other than the Group Companies) under such arrangements, Parent and Purchaser will cooperate in good faith to, at the sole cost and expense of Purchaser, enforce the rights of Parent or any of its Affiliates (other than the Group Companies) under such arrangements on behalf of Purchaser and its Affiliates.

SECTION 5.32 Definitive Agreements. Parent shall promptly provide Purchaser with copies of all drafts of definitive agreements related to an acquisition of any business, entity or group of assets set forth on Section 5.01(a)(x) of the Parent Disclosure Letter for Purchaser’s review and comment, and all such documentation and any material decisions made with respect thereto shall be subject to the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed).

SECTION 5.33 Further Assurances. In the event that any further action is necessary or desirable to carry out the purposes of this Agreement and the Transaction Agreements, each of the parties hereto will take such further action (including the execution and delivery of further instruments and documents) as any other party hereto reasonably may request.

SECTION 5.34 Removal of Transition Services. Prior to the Closing and upon not less than 10 calendar days’ prior written notice (“Transition Services Termination Notice”), Purchaser shall be entitled to remove one or more transition services from the schedules of the Transition Services Agreement, in whole or in part, for any reason or no reason at all (such services set forth in the Transition Services Termination Notice, the “Termination Services”). Following Parent’s receipt of a Transition Services Termination Notice, Parent and Purchaser shall cooperate in good faith to identify a list of all services that are dependent on the Termination Services (such dependent services, the “Dependent Services”). Parent shall, within 10 calendar days following its receipt of a Transition Services Termination Notice, identify and provide in a written notice to Purchaser the reasonably anticipated Termination Charges with respect to the termination of the Termination Services and the Dependent Services (such notice, the “Termination Notice Response”). Purchaser shall either (a) notify Parent within five calendar days after its receipt of the Termination Notice Response that Purchaser desires to remove the service and each Dependent Service, and such services shall be removed from the schedules of the Transition Services Agreement prior to Closing, or (b) notify Parent within five calendar days after its receipt of the Termination Notice Response that Purchaser does not request to remove the services identified in its Transition Services Termination Notice (or fail to timely send the notice referenced in clause (a)), in which case the Transition Services Termination Notice shall be deemed to be rescinded and the applicable Termination Services and Dependent Services shall remain on the schedules of the Transition Services Agreement. In the event of any removal of any transition service (in whole or in part) from the schedules of the Transition Services Agreement in accordance with this Section 5.34, Purchaser shall pay to Parent all Termination Charges with respect to such Termination Service and Dependent Services but solely if the Termination Charge arises under a Contract entered into by Parent following the date of this Agreement but prior to the Closing. As used in this Section 5.34, “Termination Charges” shall have the meaning set forth in Exhibit A. Parent shall use reasonable best efforts to minimize the Termination Charges.

ARTICLE VI

Conditions Precedent

SECTION 6.01 Conditions to Each Party’s Obligation. The obligation of Purchaser to purchase and pay for the Transferred Equity Interests and the obligation of Parent to cause the Seller to sell the Transferred Equity Interests to Purchaser is each subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by both Purchaser and Parent) at the Closing of the following conditions:

(a) No Restraints. No Law or Judgment or Injunction enacted, entered, promulgated, enforced or issued by any Governmental Entity of competent jurisdiction enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions shall be in effect (collectively, the “Restraints”).

(b) Regulatory Approvals. The Required Regulatory Approvals shall have been obtained.

SECTION 6.02 Conditions to Obligation of Purchaser. The obligation of Purchaser to purchase and pay for the Transferred Equity Interests and consummate the other Transactions hereunder is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Purchaser) at the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent in this Agreement (other than the Parent Fundamental Representations and other than the representations and warranties in Section 3.16(a)), without giving effect to any materiality or Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Parent Fundamental Representations (other than the representations and warranties in the first three sentences of Section 2.04 and the first sentence of Section 3.03), without giving effect to any materiality or Material Adverse Effect qualifications set forth therein, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such Parent Fundamental Representations expressly relate to an earlier date (in which case such Parent Fundamental Representations shall be true and correct in all material respects on and as of such earlier date). The representations and warranties of Parent in the first three sentences of Section 2.04, the first sentence of Section 3.03 and Section 3.16(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date.

(b) Performance of Obligations of Parent. Parent shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Parent by the time of or at the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred.

(d) Pre-Closing Actions. The Pre-Closing Actions shall have been consummated in all material respects in accordance with the terms and conditions hereof.

(e) Parent Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an authorized representative of Parent, stating that the conditions set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c) have been satisfied.

SECTION 6.03 Conditions to Obligation of Parent. The obligation of Parent to cause the Seller to sell the Transferred Equity Interests and consummate the other Transactions hereunder is subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Parent) at the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser in this Agreement (other than the Purchaser Fundamental Representations), without giving effect to any materiality or Purchaser Material Adverse Effect qualifications set forth therein, shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), in each case except for breaches as to matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser Fundamental Representations, without giving effect to any materiality or Purchaser Material Adverse Effect qualifications set forth therein, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such Purchaser Fundamental Representations expressly relate to an earlier date (in which case such Purchaser Fundamental Representations shall be true and correct in all material respects on and as of such earlier date).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of or at the Closing.

(c) Purchaser Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an authorized representative of Purchaser, stating that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

SECTION 6.04 Frustration of Closing Conditions. (a) Purchaser may not rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith or to use in accordance with the terms of this Agreement its required efforts to cause the Closing to occur, in each case shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

(b) Parent may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith or to use in accordance with the terms of this Agreement its required efforts to cause the Closing to occur, in each case shall have been a principal cause of, or shall have resulted in, the failure of any such condition.

ARTICLE VII

Termination

SECTION 7.01 Termination. (a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:

(i) by mutual written consent of Parent and Purchaser;

(ii) by Parent, upon written notice to Purchaser, if there shall have been a breach by Purchaser of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result, or would reasonably be expected to result, in the failure to satisfy any condition set forth in Section 6.03(a) or Section 6.03(b) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Purchaser shall not have cured such breach by the earlier to occur of the Outside Date and the date that is 30 calendar days following receipt by Purchaser of written notice of such breach from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(a)(ii) and the basis for such termination; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(ii) if Parent is in breach of any of its representations, warranties, covenants or agreements set forth herein such that the conditions set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied;

(iii) by Purchaser, upon written notice to Parent, if there shall have been a breach by Parent of any of its representations, warranties, covenants or obligations contained herein, which breach (A) would result in the failure to satisfy any condition set forth in Section 6.02(a) or Section 6.02(b) and (B) shall be incapable of being cured by the Outside Date, or if capable of being cured by the Outside Date, Parent shall not have cured such breach by the earlier to occur of the Outside Date and the date that is 30 calendar days following receipt by Parent of written notice of such breach from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 7.01(a)(iii) and the basis for such termination; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(a)(iii) if Purchaser is in breach of any of its representations, warranties, covenants or agreements set forth herein such that the conditions set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied;

(iv) by Parent or Purchaser, by written notice to the other, if:

(A) the Closing shall not have occurred on or prior to December 5, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(a)(iv)(A) shall (1) not be available to any party whose failure (or whose Affiliate’s failure) to perform any material covenant or obligation under this Agreement has been the principal cause of or has resulted in the failure of the Closing to occur on or prior to the Outside Date and (2) be subject to the second proviso set forth in Section 7.01(a)(v); or

(B) any Restraint having the effect set forth in Section 6.01(a) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(a)(iv)(B) shall not be available to any party who has failed (or whose Subsidiary or Affiliate, as applicable, has failed) to have used the required efforts to prevent the entry of and remove such Restraint in accordance with its obligations hereunder and such failure has been the principal cause of, or has resulted in, such Restraint having been issued; or

(v) by Parent, if (A) the conditions set forth in Section 6.01 and Section 6.02 have been satisfied (other than those conditions which by their nature can only be satisfied at the Closing, provided that each such condition is then capable of being and would be satisfied assuming a Closing would occur at such time) or waived, (B) Parent has irrevocably confirmed by written notice to Purchaser that (I) as of the date the Closing was required to occur pursuant to Section 1.02, all conditions set forth in Section 6.01 and Section 6.03 have been satisfied (other than those conditions which by their nature can only be satisfied at the Closing) or that it is willing to waive any unsatisfied conditions in Section 6.01 and Section 6.03 and all such conditions remain satisfied as of the date such notice is delivered or Parent is irrevocably waiving any unsatisfied conditions in Section 6.01 and Section 6.03 and (II) as of the date the Closing was required to occur pursuant to Section 1.02, Parent stood ready, willing and able, and Parent stands so ready, willing and able, to consummate the Closing prior to such termination, and (C) the Closing shall not have been consummated on the third Business Day immediately following the delivery of such notice; provided that, notwithstanding anything in Section 7.01(a)(iv)(A) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.01(a)(iv)(A) during the three Business Day period following delivery of the notice referred to in clause (B) above.

(b) In the event of termination by Parent or Purchaser pursuant to this Section 7.01, written notice thereof shall promptly be given to the other party and this Agreement shall be terminated and the Transactions shall be abandoned, without further action by any party. If this Agreement and the Transactions are terminated and abandoned as provided herein, all confidential information received by Purchaser or any of its Affiliates or any of their respective officers, directors, employees, equityholders, agents or representatives with respect to the business of Parent or its Affiliates (including the Group Companies), whether obtained before or after the execution of this Agreement, shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.02 Effect of Termination. (a) If this Agreement is terminated and the Transactions are abandoned pursuant to Section 7.01, this Agreement shall become null and void and of no further force and effect, except for the following provisions which shall survive such termination:

(i) Section 5.03 (relating to the obligation of Purchaser to keep confidential certain information obtained by it);

(ii) Section 5.05 (relating to certain expenses);

(iii) Section 5.08 (relating to publicity);

(iv) subject to Section 7.03, Section 5.23(d) (relating to expense reimbursement and indemnification);

(v) Article VII (relating to termination); and

(vi) Article VIII (relating to general matters) (other than Section 8.05 in respect of Purchaser’s obligation to consummate the Closing, which obligation shall be terminated).

(b) Nothing in this Section 7.02 shall be deemed to (i) release any party from any liability for any willful and material breach by such party of the terms and provisions of this Agreement or (ii) impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

SECTION 7.03 Termination Fee. (a) In the event that Parent shall terminate this Agreement pursuant to Section 7.01(a)(ii) (but, solely if as a result of a breach of Section 5.23(a) by Purchaser, not before the Inside Date) or Section 7.01(a)(v), then Purchaser shall pay or cause to be paid to Parent a termination fee of $80,625,000 in cash (the “Termination Fee”) by wire transfer of immediately available funds within five Business Days of such termination so long as Parent has provided Purchaser with wire instructions for such payment (or, otherwise, within one Business Day following receipt of such wire instructions), it being understood that in no event shall Purchaser be required to pay or cause to be paid the Termination Fee on more than one occasion.

(b) Each party hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that, without these agreements, the other parties hereto would not enter into this Agreement. Accordingly, if Purchaser fails to timely pay or cause to be paid any amount due pursuant to Section 7.03(a), and, in order to obtain the payment, Parent commences a Proceeding which results in a judgment against Purchaser for the payment set forth in Section 7.03(a), Purchaser shall pay or cause to be paid to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding (such amounts, together with the amounts payable by Purchaser with respect to the reimbursement obligations under Section 5.23(d), the “Collection Costs”); provided, that in no event shall the Collection Costs exceed an aggregate amount equal to $5,000,000. The Termination Fee, if, as and when required to be paid in accordance with Section 7.03(a), shall not constitute a penalty but represents liquidated damages. If the Termination Fee (including the Collection Costs, to the extent applicable, but in all instances, subject to the Cap) is paid in full, none of the Purchaser Related Parties will have any liability to any Person, including any Parent Related Party, relating to or arising out of this Agreement, the Financing or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in tort, contract or otherwise, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise.

(c) Notwithstanding anything to the contrary in this Agreement, following the termination of this Agreement pursuant to Section 7.01, the sole and exclusive monetary remedy (whether at law, in equity, in contract, in tort or otherwise) of Parent or any of its Related Parties (collectively, the “Parent Related Parties”) against Purchaser, the Guarantors or any of their respective Related Parties (collectively, the “Purchaser Related Parties”) or the Lender Related Parties for all Losses in respect of or relating in any way to (i) any breach or threatened breach of this Agreement, the Financing Letters, the Guarantee, the other Transaction Agreements and any other agreement, instrument, certificate or other document entered into between the parties pursuant to the terms of this Agreement or otherwise in connection with the Transactions (and the termination of this Agreement or failure to consummate any of the transactions contemplated by this Agreement (including the Closing, the funding of the Debt Financing or the funding of any other monies hereunder)), (ii) any failure or threatened or attempted failure of Purchaser or any of its Affiliates to comply with the obligations under the Transaction Agreements or any other agreement, certificate or other document entered into between the parties pursuant to the terms of this Agreement or otherwise in connection with the Transactions, (iii) any failure to consummate any of the transactions contemplated by this Agreement (including the Closing, the funding of the Debt Financing or the funding of any other monies hereunder) or (iv) the Transaction Agreements, any other agreement, instrument, certificate or other document entered into between the parties pursuant to the terms of this Agreement, the Transactions or the failure of any of the Transactions to be consummated or the termination of this Agreement, in each case, including in any Proceeding under any legal theory, whether sounding in law (whether for breach of contract, in tort or otherwise) or in equity, in each case, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Purchaser, by the enforcement of any assessment or by any Proceeding, by virtue of any Law, pursuant to any theory of law or equity (whether for breach of contract, in tort or otherwise) (such agreements and related matters, collectively, the “Transaction-Related Matters”) shall be to, solely to the extent payable in accordance with Section 7.03(a) and Section 7.03(b), receive payment of the Termination Fee (including the Collection Costs, to the extent applicable, but in all instances, subject to the Cap) (in each case, pursuant to this Agreement or the Guarantee); provided, however, that, notwithstanding the foregoing, all of such parties bound by the Confidentiality Agreement shall remain obliged pursuant to, and Parent will be entitled to seek remedies with respect to, the Confidentiality Agreement in accordance with its terms; provided further that nothing in this Section 7.03 shall impair the rights of Parent or its Affiliates to obtain specific performance pursuant to Section 8.05 prior to valid receipt of the Termination Fee in circumstances where such fee is payable in accordance with Section 7.03(a). Following a termination of this Agreement, none of the Purchaser Related Parties or Lender Related Parties shall have any liability or obligation of any nature whatsoever to Parent or any other Parent Related Party for any Transaction-Related Matter other than the payment of the Termination Fee to Parent to the extent payable pursuant to Section 7.03(b) and the Collection Costs to the extent payable pursuant to Section 7.03(b). Upon payment of the Termination Fee to Parent pursuant to Section 7.03(a) following a termination of this Agreement by Parent (solely to the extent payable in accordance herewith), no Parent Related Party shall be entitled to bring, and Parent shall cause all Parent Related Parties to not bring, and shall in no event support, facilitate, encourage or take any action other than opposing, the bringing of, any Proceeding against any Purchaser Related Party or Lender Related Party with respect to, arising out of, relating to or in connection with any Transaction-Related Matter or otherwise with respect to the transactions contemplated by this Agreement and/or the other Transaction Agreements and Parent shall cause any then pending Proceeding by any Parent Related Party against any such Purchaser Related Party or Lender Related Party to be dismissed with prejudice as promptly as practicable after such termination (and in no event later than three days following such termination). Further, following termination of this Agreement, under no circumstances shall (i) the maximum aggregate liability of Purchaser (and the Guarantors in accordance with, and subject to the limitations in, the Guarantee) for all Transaction-Related Matters exceed an amount equal to the sum of the Termination Fee, plus any Collection Costs (collectively, the “Cap”) or (ii) any Parent Related Party be entitled to recover any recovery or award or damages of any kind in excess of the Cap (including damages for the loss of the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or any consequential, special, expectancy, indirect or punitive damages). While Parent may pursue both a grant of specific performance in accordance with Section 8.05 and the payment of the Termination Fee under Section 7.03(a), under no circumstances shall any Person or Persons (whether acting together or separately and whether in one or separate Proceedings), including any Parent Related Party, be permitted or entitled to receive both (i) a grant of specific performance to require the Equity Financing to be funded or that results in a Closing and (ii) the payment of the Termination Fee.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Purchaser Related Parties and their respective successors, permitted assigns, heirs and legal representatives. The parties agree that the Purchaser Related Parties are express third-party beneficiaries of this Section 7.03.

ARTICLE VIII

General Provisions

SECTION 8.01 Amendments and Waivers. This Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the party against whom such amendment or waiver shall be enforced. The failure of any party to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at Law or in equity, or to insist upon compliance by any other party with its obligations hereunder, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance. Notwithstanding the foregoing, no amendments or waivers to the provisions of which the Lender Related Parties are expressly made third party beneficiaries pursuant to Section 8.03 shall be permitted in any manner adverse to any Lender Related Party without the prior written consent of such Lender Related Party.

SECTION 8.02 Assignment. Subject to Section 1.06, this Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including by operation of Law in connection with a merger or consolidation of such party) without the prior written consent of the other party; provided that Purchaser may, without the prior written consent of Parent, (a) collaterally assign any of its rights, interests and/or obligations under this Agreement to any of its Debt Financing sources for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and (b) following the Closing, assign any of its rights, interests and/or obligations under this Agreement, in whole or in part, to any of its Affiliates or a subsequent acquirer of Purchaser or the Group Companies or all or substantially all of their assets, taken as a whole; provided further that, in each case, no such transfer or assignment shall (i) if prior to the Closing, affect the obligations of the parties to any debt commitment letter (or definitive agreements) related to the Debt Financing or (ii) relieve Purchaser of its obligations hereunder or impair, hinder or delay in any material respect the consummation of the transactions contemplated by this Agreement. Any attempted assignment in violation of this Section 8.02 shall be void.

SECTION 8.03 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and their permitted assigns, any legal or equitable rights or remedies hereunder; provided, however, that each of this Section 8.03 and Section 5.14 is intended to be for the benefit of, and be enforceable by, the D&O Indemnitees; provided further, however, that each of this Section 8.03 and Section 5.23(d) is intended to be for the benefit of, and be enforceable by, each Group Company and their respective Affiliates and all of their respective directors, officers, managers, employees and Representatives; provided further, however, that each of this Section 8.03, Section 7.02, Section 7.03(c), Section 8.01, Section 8.02, Section 8.11(b), Section 8.12, Section 8.13 and Section 8.14 (and any definition or provision of this Agreement to the extent any amendment or waiver of such definition or provision would modify the substance of this Section 8.03, Section 7.02, Section 7.03(c), Section 8.01, Section 8.02, Section 8.11(b), Section 8.12, Section 8.13 or Section 8.14) is intended to be for the benefit of, and be enforceable by, each Lender Related Party; provided further, however, that each of this Section 8.03, Section 7.02 and Section 7.03(c) is intended to be for the benefit of, and be enforceable by, each Purchaser Related Party.

SECTION 8.04 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or sent by email (so long as no failure message is generated), or if mailed, three calendar days after mailing (or one Business Day in the case of express mail or overnight courier service), as follows:

(i) if to Purchaser,

c/o GTCR LLC

300 North LaSalle, Suite 5600

Chicago, Illinois 60654

Attention: David Donnini

         Tom Ehrhart

E-mail:     [***]

        [***]

with a copy to (which copy alone shall not constitute notice):

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Stephen L. Ritchie, P.C.

         Daniel A. Guerin, P.C.

         Kyle P. McHugh

E mail:      sritchie@kirkland.com

         daniel.guerin@kirkland.com

         kyle.mchugh@kirkland.com

(ii) if to Parent,

ADT Inc.

1501 Yamato Road

Boca Raton, Florida 33431

Attention: Chief Legal Officer

Email: [***]

with copies to (which copies alone shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

United States of America

Attention:    Robert I. Townsend, III, Esq.

            O. Keith Hallam, III, Esq.

            Sanjay Murti, Esq.

Email:         RTownsend@cravath.com

            KHallam@cravath.com

            SMurti@cravath.com

SECTION 8.05 Right to Specific Performance. (a) Subject to Section 8.05(b), the parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 8.05(b), the parties shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in an appropriate court of competent jurisdiction as set forth in Section 8.11, this being in addition to any other remedy to which any party is entitled at Law or in equity. Subject to Section 8.05(b), the right to specific enforcement shall include the right of Parent to cause Purchaser to cause the Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. Subject to Section 8.05(b), the parties hereto further agree (a) to cooperate fully in any attempt by the other party to obtain any such equitable remedy, (b) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (c) not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy, and (d) that the provisions set forth in Section 7.03 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any respect Parent’s right to specific enforcement (other than in respect of Purchaser’s obligation to consummate the Closing, which obligation shall be terminated upon the termination of this Agreement). The parties acknowledge and agree that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right the parties hereto would not have entered into this Agreement.

(b) Notwithstanding the foregoing, it is explicitly agreed that Parent shall be entitled to an injunction, specific performance or other equitable remedies in connection with enforcing Purchaser’s obligations to consummate the transactions contemplated by this Agreement and to cause the Equity Financing to be funded on the terms and conditions of the Equity Commitment Letter if and only if (and only for so long as) each of the following is satisfied: (i) this Agreement has not been terminated or Purchaser is not entitled to terminate this Agreement pursuant to Section 7.01(a)(iii), (ii) all conditions set forth in Section 6.01 and Section 6.02 have been satisfied (other than those conditions which by their nature can only be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place at the time provided by Section 1.02) or waived at the time when the Closing would have occurred pursuant to Section 1.02, but for the failure of the Equity Financing to be funded, (iii) Purchaser fails to consummate the Closing at the time provided by Section 1.02, (iv) the Debt Financing (including any alternative financing that has been obtained in accordance with Section 5.23(d)) has been funded in accordance with the terms of the Debt Commitment Letter or will be so funded in accordance with the terms of the Debt Commitment Letter at the Closing if the Equity Financing is funded at the Closing and (v) Parent has irrevocably confirmed by written notice to Purchaser that, if the Equity Financing and Debt Financing are funded, Parent would take such actions required of it by this Agreement to cause the Closing to occur; provided, that under no circumstances shall Parent (collectively with all other Parent Related Parties) be permitted or entitled to receive both a grant of specific performance that results in the Closing occurring pursuant to this Section 8.05(b) and the payment of all or any portion of the Termination Fee; provided further that Parent’s termination of this Agreement triggering Parent’s right to receive the Termination Fee pursuant to Section 7.03 or its acceptance of all or any portion of the Termination Fee shall terminate any right of Parent (on behalf of the Seller) to injunctive relief or specific performance hereunder to cause the Closing to occur. Without limiting the foregoing, (i) in no event will Purchaser be obligated to consummate the Closing following the Outside Date and (ii) it is understood and agreed by the parties that only Parent (and not any of the other Parent Related Parties) may exercise the rights and remedies set forth in this Section 8.05(b).

SECTION 8.06 Interpretation; Exhibits and Schedules; Certain Definitions. (a) The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Other than with respect to the Outside Date, if any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day. Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (other than any such reference in the Parent Disclosure Letter, which shall only be applicable to the amendments, supplements or other modifications expressly specified therein), (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) any reference herein to “material to the Business” shall be construed to mean “material to the Business, taken as a whole”, (vii) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, (viii) this Agreement shall be deemed to have been drafted by Purchaser and Parent, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (ix) all references or citations in this Agreement to Laws shall, when the context requires, be considered references or citations to any successor Laws, and shall be deemed to also refer to all rules and regulations promulgated thereunder, (x) the word “or” shall not be exclusive, (xi) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if” and (xii) the phrases “provided”, “delivered” or “made available”, when used in this Agreement, shall mean that the information referred to has been physically or electronically delivered to the relevant parties, which, in the case of “provided”, “delivered” or “made available” to Purchaser prior to Closing, such material has been posted in the Project Iris “data room” (virtual) established by Parent or its representatives and hosted by Intralinks and to which, and to the extent to which, Purchaser and its representatives have had access prior to the date of this Agreement. Each representation and warranty in the Transaction Agreements is given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached, whether such other representation or warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation or warranty.

(b) For all purposes hereof:

“401(k) Employees” means any (a) Continuing Employee who, as of immediately prior to the Closing, participates in the Parent 401(k) Plan and (b) employee hired by Purchaser or any of its Affiliates following the Closing and who, immediately prior to the 401(k) Transition Date, participates in the Parent 401(k) Plan pursuant to the Transition Services Agreement.

“Accounting Principles” means the accounting practices, principles, policies, procedures and methodologies set forth in Section 8.06(b)(i) of the Parent Disclosure Letter.

“Actual Fraud” means actual and intentional fraud with respect to the representations and warranties expressly set forth in this Agreement or any certificate delivered pursuant to Section 6.02(e) or Section 6.03(c) that is committed by the party making such representations or warranties.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided that, other than in the case of Section 4.07, Section 4.08, Section 5.03(b), Section 5.04(b), Section 5.04(d), Section 5.21(a), Section 8.14 and Section 8.16, in no event shall (a) Apollo Global Management, Inc. (“Apollo”) or any of its Affiliates, (b) any portfolio company, investment fund or other investment vehicle controlled or managed by Apollo or any of its Affiliates or (c) any limited or general partner of Apollo (or any Affiliate of such limited or general partners), in each case, be considered an Affiliate of Parent or any of its Subsidiaries (including the Group Companies). For purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding the foregoing or anything to the contrary in this Agreement, solely for purposes of Section 5.04(a), the Affiliates of Purchaser shall mean (and only be deemed to include) the Guarantors and their Subsidiaries.

“Affiliate Contract” means any contract between a Group Company, on the one hand, and Parent or any of its Affiliates (other than a Group Company), on the other hand, excluding, for the avoidance of doubt, any Transaction Agreement.

“Alternative Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser) relating to any direct or indirect acquisition, in one transaction or a series of transactions, of (i) assets or businesses that constitute or represent 20% or more of the total revenue, net income or assets of the Group Companies, (ii) 20% or more of the outstanding Equity Interests of the Group Companies or (iii) the Business, in each case other than the transactions contemplated hereby.

“Assumed Benefit Plan” means any Benefit Plan, or any portion thereof, (i) that is sponsored by any of the Group Companies or (ii) any assets or liabilities of which (A) Purchaser has explicitly agreed to assume pursuant to this Agreement or (B) transfer to Purchaser or its Affiliates under applicable Law as a result of the Transactions.

“Assumed Liabilities” means (i) all obligations and liabilities of Parent and its Affiliates (including the Group Companies) to the extent related to or arising out of the Business, (ii) all obligations and liabilities expressly assumed by, or which are otherwise expressly the responsibility of, Purchaser and its Affiliates pursuant to this Agreement and (iii) all liabilities and obligations of Purchaser for costs and expenses incurred in connection with this Agreement or the consummation of the Transactions that are not otherwise paid at or in connection with the Closing. All Assumed Liabilities shall remain the obligations of Purchaser from and after the Closing.

“Audited Income Statement” means the audited combined statement of operations for the year ended December 31, 2022 that is included in the Financial Statements.

“Benefit Plan” means (i) any compensation, incentive bonus or other bonus, pension, profit sharing, savings, retirement, supplemental retirement, stock purchase, deferred compensation, incentive compensation, stock ownership, equity or equity-based compensation, paid time off, salary continuation, life, perquisite, fringe benefit, vacation, change of control, severance, termination pay, transaction, retention, disability, death benefit, hospitalization, sick leave, medical, welfare benefit or other compensation or benefit plan, program, policy, arrangement, agreement or understanding, whether written or unwritten, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not subject to ERISA), in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by Parent or any of its Affiliates or any other person or entity that, together with Parent is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code, for the benefit of one or more current or former Business Employees, other current or former individual service providers to the Business or any of their respective dependents or beneficiaries and (ii) all employment, consulting, bonus, incentive compensation, deferred compensation, equity or equity-based compensation, indemnification, severance, retention, transaction, change of control or termination agreements or arrangements between Parent or any of its Affiliates and any current or former Business Employee or other current or former individual service provider to the Business.

“Business” means, collectively, the business and operations of developing, marketing, advertising, selling, designing, provisioning, leasing, distributing, installing, servicing, repairing, monitoring and/or maintaining: (a) security alarm systems, including any video surveillance, any fire detection, carbon dioxide detection, critical event detection, flood/water detection, intrusion detection and/or medical emergency alarm components of such security alarm systems, and any access control systems for Commercial Customers; (b) remote interactive service and automation systems and associated application services that allow Commercial Customers to remotely monitor and manage the environments in their premises; (c) personal emergency response systems for use by inpatient and outpatient medical service facilities where a critical function of the product is patient response and notification of caregivers from within the facility; (d) fire suppression, retail store performance and electronic article surveillance products, systems and services for Small Business Customers or Commercial Customers; or (e) security systems, services, equipment and software for safeguarding ATMs and ITMs, cash processing and related banking activities for Commercial Customers, in each case, as conducted by Parent and its Subsidiaries.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York City or Dallas, Texas are authorized or obligated by applicable Law or executive order to close.

“Business Employee” means each employee of Parent or its Affiliates who is primarily dedicated to the Business, including each such employee who, as of the Closing Date, is on leave of absence (including medical leave, military leave, workers compensation leave and short-term or long-term disability) or vacation.

“Business Licensed IP” means Intellectual Property (excluding Trademarks, Patents, Licensed Software and Internet Properties) that (a) is owned as of the Closing Date by any Group Company, and (b) necessary to or used in, or developed for, the conduct or operation of the Parent Business as of the Closing Date. For the avoidance of doubt, Business Licensed IP shall not include any Software or Trade Secrets exclusively related, as of the Closing Date, to Group Companies and the Business.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as amended.

“Cash” means, with respect to the Group Companies and as determined in accordance with the Accounting Principles, all cash or cash equivalents, including (i) cash in hand, bank balances, term deposits and cash on deposit (including uncleared checks or drafts received or deposited for the account of any Group Company), (ii) short-term investments that are readily convertible to cash, including short-term deposits with original maturities of three months or less, demand deposits, savings accounts, certificates of deposit, money market funds, U.S. treasury bills and other highly liquid marketable securities, in each case, to the extent convertible to cash in less than ninety (90) days and (iii) credit card collections, but excluding (x) any amounts required to cover uncleared checks or drafts issued by any Group Company (to the extent a corresponding amount has been released from accounts payable), (y) any amounts used in violation of Section 5.01(a)(xviii) and (z) any Restricted Cash.

“Change of Control Payments” means, the aggregate amount of all change of control, bonus, retention or other payments that are or become payable by any Group Company to any Person as a result of or in connection with the execution and delivery of this Agreement or the consummation of the Transactions (including in combination with any other event), together with the employer portion of any applicable Taxes due with respect to any such payments (or due as a result of the accelerated vesting or settlement thereof, including, for the avoidance of doubt, any such Taxes payable by any Group Company that are incurred on or prior to the Closing in respect of any Parent Equity Awards); provided, however, that in no event shall any payments (whether change of control, bonus, retention or otherwise) made pursuant to an offer letter or other agreement or arrangement adopted or entered into by Purchaser (or by a Group Company prior to the Closing at the written direction of Purchaser), whether prior to, on or following the date of this Agreement. For the avoidance of doubt, Change of Control Payments shall not include any amounts included in the calculation of Indebtedness, Working Capital or Transaction Expenses or that constitute DCP Obligations.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining, works council or other Contract with any labor union, works council, or other labor organization or employee representative.

“Commercial Competitive Activity” means the sale, designing, leasing, installation, servicing, repair, monitoring and/or maintenance of: (a) security alarm systems, including any video surveillance, any fire detection, carbon dioxide detection, critical event detection, flood/water detection, intrusion detection and/or medical emergency alarm components of such security alarm systems, and any access control systems for Small Business Customers or for Residential Customers; (b) remote interactive service and automation systems and associated application services that allow Small Business Customers or Residential Customers to remotely monitor and manage the environments in their premises; (c) personal emergency response systems for sick, at-risk, limited capacity or elderly individuals (other than products intended for use by inpatient and outpatient medical service facilities where a critical function of the product is patient response and notification of caregivers from within the facility); or (d) Mobile Safety Solutions; provided that, notwithstanding the foregoing, Commercial Competitive Activity shall not include the activities listed in clauses (a) and (b) above for Small Business Customers with more than five sites receiving such services and managed by the group of individuals within the Group Companies responsible for national accounts customers of the Group Companies; provided, further, that Commercial Competitive Activity shall not include the sale, designing, leasing, installation, servicing, repair, monitoring and/or maintenance of (1) fire detection and/or fire suppression products, systems and services provided to Small Business Customers or Multifamily Customers by the Group Companies (and not pursuant to a joint venture, affinity arrangement or other customer sharing arrangement), (2) access control and video surveillance equipment, services or solutions to Multifamily Customers for use solely outside the dwelling units (e.g., outside the apartment, condo, dorm room, etc.) of the multifamily premises or (3) commercial-grade products, systems or services for use at or in connection with residential premises (y) belonging to a senior executive employee of a Commercial Customer or (z) affiliated with an embassy, consulate or other diplomatic outpost of a Governmental Entity where the non-residential premises of such outpost is a customer of a Group Company (such residential premises described in clauses (3)(y) and 3(z) referred to hereinafter as “Executive Premises”), provided that the excluded activities described in the preceding clauses (3)(y) and 3(z) shall be limited to the Executive Premises already under contract with the Group Companies for such products or services as of Closing plus fifteen (15) new Executive Premises in any calendar year.

“Commercial Customer” means any Person (other than Parent and its Subsidiaries) that purchases equipment or services for use at or in connection with non-residential premises with an area of greater than 10,000 square feet, whether rented or owned by such Person.

“Commercial Field” means the field of the Business, as conducted immediately prior to the Closing.

“Company Multiemployer Plan” means each Multiemployer Plan under or with respect to which any Group Company or, with respect to the Business Employees, Parent or any of its Affiliates has any current or contingent liability or obligation.

“Contract” means any contract, lease, sublease, license, indenture, agreement, commitment, instrument, sales or purchase order, warranty, note, bond, mortgage, obligation, arrangement, undertaking, understanding or other legally binding arrangement.

“COVID-19” means the COVID-19 pandemic, including any evolutions or mutations of the COVID-19 disease, any subsequent waves and any further epidemics or pandemics arising therefrom.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, reduced capacity, social distancing, shut down, closure, sequester, safety or similar law, directive or guidelines promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, solely in connection with or in response to COVID-19, including the CARES Act.

“Credit Support Obligations” means letters of credit, guarantees, surety bonds, trust agreements, accounts receivable recourse and repurchase agreements and other credit support instruments issued by Parent or any of its Affiliates (including the Group Companies) or third parties on behalf of Parent, any Group Company or the Business.

“Current Assets” means, as determined in accordance with the Accounting Principles, the combined total current assets of the Group Companies, but excluding (x) Cash and (y) all income Tax assets and deferred Tax assets.

“Current Liabilities” means, as determined in accordance with the Accounting Principles, the combined total current liabilities of the Group Companies, but excluding (v) Indebtedness, (w) Transaction Expenses, (x) Change of Control Payments, (y) all income Tax liabilities and deferred Tax liabilities and (z) Excluded Liabilities.

“Environmental Laws” means any and all Laws and Judgments issued, promulgated or entered into by or with any Governmental Entity relating to pollution, human health or safety (as such relates to exposure to hazardous or toxic substances, materials or wastes), protection of the environment, or protection or reclamation of natural resources.

“Equity Interest” means (i) share capital, membership interest, partnership interest or other equity interest in a Person and any beneficial interests in a trust, (ii) any securities that are directly or indirectly convertible, exchangeable or exercisable into any such stock or equity interests, including any right that would entitle any other Person to directly or indirectly acquire any such equity interests in such Person and (iii) any right that would otherwise entitle any other Person to share in the equity, profits, earnings, Losses or gains of such first Person (including equity appreciation, phantom equity, profit participation, profit appreciation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with any of the Group Companies, is (or at any relevant time has been or would be) treated as a single employer under Section 414 of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Liabilities” means (i) all obligations and liabilities of Parent and its Affiliates (including the Group Companies) to the extent not related to or arising out of the Business, (ii) all obligations and liabilities expressly assumed by, or which are otherwise expressly the responsibility of, Parent and its Affiliates (other than the Group Companies) pursuant to this Agreement (including, without limitation, the Excluded Benefit Plan Liabilities, the DCP Obligations and all liabilities, obligations and commitments under the Parent Deferred Compensation Plan), (iii) all obligations and liability of the Parent Business, (iv) all Indemnified Taxes, (v) all liabilities and obligations of Parent and its Affiliates (other than the Group Companies) for costs and expenses incurred in connection with this Agreement or the consummation of the Transactions that are not otherwise paid at or in connection with the Closing, (vi) all obligations and liabilities (including any Taxes, but excluding any Assumed Liabilities) arising out of or related to the Pre-Closing Actions, (vii) all obligations and liabilities arising out of or related to The Brink’s Company’s former coal operations, (viii) all Transaction Expenses and Indebtedness, in each case, to the extent not included in the Final Closing Date Amount, (ix) all obligations and liabilities arising out of or related to the Carlos Vasquez v. ADT Commercial LLC matter set forth on Section 3.13 of the Parent Disclosure Letter, (x) the Excluded Benefit Plan Liabilities, (xi) all liabilities in respect of any Automobile or Workers Compensation Claim or any General Liability Insurance Claim (subject to the General Liability Insurance Cap), (xii) all obligations and liabilities arising out of or related to the investigations by the Office of the Attorney General of California and the Alameda County District Attorney relating to electronic waste disposal and (xiii) any accrued and unpaid escheatment, unclaimed property or similar obligation of the Group Companies with respect to Pre-Closing Tax Periods (including any interest and penalties) whether or not payable as of the Closing Date (the “Escheat Liabilities”). All Excluded Liabilities shall remain the obligations of Parent from and after the Closing.

“Final Closing Date Amount” means an amount equal to:

(i) the Purchase Price; plus

(ii) Closing Cash; plus

(iii) Working Capital Surplus, if any; minus

(iv) Working Capital Deficit, if any; minus

(v) Closing Indebtedness; minus

(vi) Closing Transaction Expenses; minus

(vii) Closing Change of Control Payments.

“Financial Statements” means (i) the audited combined balance sheets of the Business as of the years ended December 31, 2022 and December 31, 2021, and the related audited combined statements of operations, changes in net parent investment and cash flows for the years then ended, including the related notes (the “Audited Financial Statements”); and (ii) the unaudited monthly combined balance sheet of the Business as of May 31, 2023 (the “Latest Balance Sheet”), and the related unaudited monthly combined statements of operations for the monthly periods ended January 31, 2023, February 28, 2023, March 31, 2023, April 30, 2023 and May 31, 2023 (the “Unaudited Monthly Financial Statements”).

“GAAP” means generally accepted accounting principles in the United States.

“Government Contract” means a Contract between any Group Company and any Governmental Entity or entered into by any Group Company as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity, in each case, entered into as part of the Business.

“Group Companies” means the Transferred Company and the Group Subsidiaries.

“Group Company Covered Products” means (i) any product manufactured or developed by Parent or the Group Companies, or either of their Affiliates, including any used in the Business in the twelve (12) months prior to the Closing Date; (ii) any product purchased by the Group Companies or its Affiliates from a third party (e.g., not Parent or its Affiliates), including those used in the Business in the twelve (12) months prior to the Closing Date, whether or not such product is purchased by the Group Companies from the same third party after the Closing Date; and (iii) all Modifications made after the Closing Date to any of the products described in the foregoing subsections (i)-(ii).

“Group Company Covered Third Parties” means (i) Purchaser CNTS Acquiror within its applicable assigned field pursuant to Section 5.28(b)(i)(B), and (ii) all current or future direct or indirect vendors, consultants, contractors, suppliers and authorized dealers and the customers and end users of, and other members of the Group Companies’ or their Affiliates’ supply chain.

“Group Company Covered Third Party Services” means (i) the provision of Group Company Covered Products or services to the Group Companies or their Affiliates by direct or indirect vendors, consultants, contractors and suppliers and (ii) the offering of services or Group Company Covered Products of the Group Companies or their Affiliates to their customers and end users (directly or indirectly, including by authorized dealers). For the avoidance of doubt, Group Company Covered Third Party Services do not include the provision of any products other than Group Company Covered Products.

“Group Company Intellectual Property” means (i) all Intellectual Property owned or purported to be owned by any of the Group Companies primarily used in the operation of the Business and (ii) any Intellectual Property owned or purported to be owned by Parent or any of its Affiliates (other than the Group Companies) primarily used in the operation of the Business to be transferred to a Group Company pursuant to Section 5.18 hereof.

“Group Subsidiary” means the direct or indirect Subsidiaries of the Transferred Company.

“Hazardous Substances” means any petrochemical or petroleum distillate or by-product, radioactive material, polychlorinated biphenyls, asbestos, per- and polyfluoroalkyl substances, or any other material, substance or waste defined, classified or regulated as “hazardous” or “toxic”, or as an environmental “contaminant” or “pollutant” or words of similar meaning and regulatory effect, or for which liability or standards of conduct may be imposed due to its dangerous or deleterious properties or characteristics, pursuant to Environmental Law.

“Indebtedness” means, without duplication, the outstanding principal amount of, accrued and unpaid interest on, and other payment obligations (including any prepayment premiums, fees, expenses or penalties or any termination fees, change of control payments (other than Change of Control Payments), “breakage” costs or similar amounts associated with the payment thereof or otherwise payable as a result of the consummation of the Transactions) arising under, any obligations of the Group Companies consisting of (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, notes, debentures or other similar instruments or by letters of credit (but only to the extent drawn or called prior to the Closing), (iii) purchase money obligations, conditional sale obligations, obligations under any title retention agreement and all other obligations relating to the deferred purchase price of property or services, earnouts or holdbacks related to prior acquisitions (other than trade payables and accounts receivable recourse and repurchase obligations, in each case incurred in the ordinary course of business), in each case, equal to the maximum amount payable, (iv) obligations in respect of amounts outstanding under overdraft or similar lines, (v) obligations in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements, (vi) all Pre-Closing Income Taxes, (vii) any amounts owed by the Group Companies to Parent or Parent’s Affiliates (other than the Group Companies) and not settled at or prior to the Closing in accordance with Section 5.22, (viii) all obligations in respect of outstanding and unpaid severance for any employees terminated prior to the Closing, in each case, together with the employer portion of any applicable Taxes due with respect to any such payments, (ix) all outstanding rent obligations arising from or related to any Leased Real Property that has been closed prior to the Closing and all out-of-pocket costs and expenses related to the shutdown of any such Leased Real Properties, (x) any declared, but unpaid dividends or distributions, (xi) the amount recorded on the Financial Statements as a reserve under FASB Accounting Standards Codification (ASC) Topic 450 relating to Taxes of the Group Companies for Pre-Closing Tax Periods, (xii) obligations under any lease classified as (or required to be classified as) a finance or capital lease in accordance with the Accounting Principles, (xiii) guarantees of obligations of the type described in the foregoing clauses of any other Person and (xiv) all indebtedness of the type described in the foregoing clauses (i) through (xiii) above secured by any Lien on the assets or properties of any Group Company, even though the relevant Group Company has not assumed or become liable for the payment of such indebtedness. For the avoidance of doubt, Indebtedness shall not include any amounts included in the calculation of Change of Control Payments, Working Capital or Transaction Expenses or any of the DCP Obligations.

“Indemnified Taxes” means (i) any Taxes imposed on Parent or any of its Affiliates (other than any Group Company) for any taxable period, other than those Taxes that are included in Indebtedness, (ii) any liability for Taxes of Parent or any of its Affiliates (other than any Group Company) for which a Group Company is liable as a result of having been a member of a Parent Consolidated Group prior to the Closing, and (iii) any liability for Taxes of any Person imposed on any Group Company pursuant to any tax sharing or similar agreement entered into before the Closing Date or as a result of any transaction, event or relationship existing at or prior to the Closing as a transferee or successor of by operation of Law.

“Independent Expert” means Duff & Phelps or, if such firm is unable or unwilling to serve, an internationally recognized independent public accounting or valuation firm agreed upon by Purchaser and Parent in writing.

“Initial Closing Date Amount” means an amount equal to:

(i) the Purchase Price; plus

(ii) Estimated Cash; plus

(iii) Working Capital Surplus; minus

(iv) Working Capital Deficit; minus

(v) Estimated Closing Indebtedness; minus

(vi) Estimated Closing Transaction Expenses; minus

(vii) Estimated Closing Change of Control Payments.

“Intellectual Property” means all intellectual property and proprietary rights in any and all countries arising under or associated with: (i) patents, utility models and industrial designs, and all applications and issuances therefor, together with all reissuances, divisions, renewals, revisions, extensions, reexaminations, provisionals, continuations and continuations-in-part with respect thereto (collectively “Patents”); (ii) trademarks, trade names, service marks, service names, corporate names, logos, trade dress, trade style, and other identifiers of source or indicia of origin and general intangibles of a like nature, and all applications, registrations and renewals therefor, together with the goodwill associated with any of the foregoing (collectively, “Trademarks”); (iii) all registrations of internet domain names, social media identifiers, handles, and tags (collectively, “Internet Properties”); (iv) copyrights, works of authorship, and copyrightable works, and applications and registrations therefor; (v) Trade Secrets; (vi) Software, data, and databases; (vii) all other intellectual property and proprietary rights, including moral rights, and all rights in any item referenced in any of clauses (i)-(vi); and (viii) tangible embodiments of the foregoing.

“Intercompany Accounts” means any intercompany accounts, balances, payables, receivables or indebtedness between Parent or any of its Affiliates (other than the Group Companies), on the one hand, and any Group Company, on the other hand.

“IT Systems” means all (i) computer, computer systems, servers, hardware, telecommunications and network equipment firmware, middleware, networks, servers, workstations, routers, hubs, switches, data communication equipment and lines, telecommunications equipment and lines, and all other information technology equipment, and (ii) related off-the-shelf, commercially available software and customized software developed for a Group Company, in each case owned, leased, licensed or subscribed to by a Group Company or the Parent or its Subsidiaries (to the extent related to the Business) and to the extent used in connection the Business.

“Knowledge” means, with respect to Parent, the actual knowledge of the individuals listed in Section 8.06(b)(iv) of the Parent Disclosure Letter after having made reasonable inquiry of those employees of the Group Companies primarily responsible for the relevant matters, but without further investigation by such individuals.

“Lender Related Parties” means the entities, including the Lenders, that have committed to provide or arrange (or in the future commit to provide or arrange) any Debt Financing, including the parties named in any joinder agreements or credit agreements entered into pursuant or relating thereto, their respective Affiliates and their respective and their Affiliates’ respective former, current and future directors, officers, managers, members, stockholders, partners, employees, advisors and representatives, and successors and permitted assigns of any of the foregoing.

“Licensed Software” means the Software set forth in Section 8.06(b)(viii) of the Parent Disclosure Letter.

“Licensed TSA IP” means the TSA IP, excluding ADT SMART Monitoring and Dealer Portal.

“Liens” means any mortgages, liens, security interests, charges, pledges, claims, options, deeds of trust, encumbrances, transfer restrictions or similar encumbrances of any kind.

“Master RELAs” means, collectively, (a) the Master Real Estate License Agreement by and between ADT LLC, as licensor, and ADT Commercial LLC, as licensee, and (b) the Master Real Estate License Agreement by and between ADT Commercial LLC, as licensor, and ADT LLC, as licensee, in each case, in substantially the form attached hereto as Exhibit C.

“Material Adverse Effect” means any effect, change, event, circumstance, development, condition, state of facts or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (A) the business, operations, financial condition, assets, liabilities or results of operations of the Group Companies, taken individually or as a whole, or (B) other than for purposes of Section 3.16(a), Section 6.02(a) and Section 6.02(c), a material adverse effect on the ability of Parent, in a timely manner, to perform its obligations in all material respects under this Agreement or to consummate the Transactions; provided, however, that, solely with respect to clause (A) of this definition, none of the following shall, alone or in combination, be deemed to constitute, nor be taken into account in determining whether there has been, or would reasonably be expected to be, any such material adverse effect: (i) any change or prospective change in applicable Law, GAAP or any applicable accounting standards or any interpretation thereof or any change or prospective change in the interpretation or enforcement of any of the foregoing, in each case, occurring after the date hereof, (ii) general economic, political, social, regulatory or business conditions or changes or prospective changes therein (including the commencement, continuation or escalation of war, terrorism, armed hostilities or national or international calamity) or the conditions of any credit, financial or capital markets, (iii) financial and capital markets conditions, including interest rates, and any changes therein, (iv) currency exchange rates, and any changes therein, (v) any change generally affecting the industry or geographic markets in which the Group Companies operate, (vi) the entry into or announcement of this Agreement, the identity of, or any facts or circumstances relating to, Purchaser or any of its Affiliates or the pendency or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Entities (provided that this clause (vi) shall not apply to the representations and warranties set forth in Section 3.03), (vii) any act of God, weather-related event, volcanoes, tsunamis, earthquakes, hurricanes, tornados or other natural disasters, pandemic, force majeure event or other similar event, (viii) any act of sabotage or terrorism, any escalation or worsening of such acts of sabotage or terrorism or change in geopolitical conditions, (ix) any failure of the Business, as the case may be, to meet any internal or public projections, forecasts, estimates, budgets, milestones or internal or published financial or operational predictions (provided that clause (ix) shall not prevent a determination that any change or effect underlying such failure to meet projections, forecasts, estimates, budgets, milestones or financial or operational predictions has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)), (x) changes or prospective changes in credit ratings of any of the Group Companies (provided that clause (x) shall not prevent a determination that any change or effect underlying such in credit ratings has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)), (xi) any matter to which Purchaser has consented or hereafter consents, in each case, in writing or (xii) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement, in each case, occurring after the date hereof; provided that the exceptions in clauses (i), (ii), (iii), (iv), (v), (vii), (viii) and (xii) above shall not apply to the extent such circumstance, development, effect, change, event, occurrence, condition or state of facts has a disproportionate impact on the Group Companies, taken as a whole, relative to other participants in the industry in which the Group Companies operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Mobile Safety Solutions” means central station monitoring and response to (a) alerts from a cellular device for emergency services for a live end-user and/or (b) live end-user status that is communicated via cellular device for specified durations of time, including any required emergency response for such live end-user, whether provided (i) directly to the end-user or (ii) through third-party applications as an add-on feature.

“Modifications” means, with respect to a Group Company Covered Product, (i) new features of such Group Company Covered Product; (ii) a new combination of existing features of such Group Company Covered Product; (iii) new or improved functionality of such Group Company Covered Product, or (iv) any other modification or change to any such Group Company Covered Product.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

“Multifamily Customer” means any Person that purchases equipment or services for use at or in connection with any multi-family residential premises (including common areas), whether rented or owned by such Person.

“Names” means the names, phrases and logos set forth on Section 8.06(b)(v) of the Parent Disclosure Letter and any other names, phrases or logos to the extent including any such word, phrase or logo, and any Trademarks or Internet Properties to the extent containing, incorporating, confusingly similar to or dilutive of any of the foregoing, in any jurisdiction in the world.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any Software that is licensed, provided, or distributed as “free software”, “open source software” (e.g., Linux), including under any terms or conditions currently listed at http://opensource.org/licenses/alphabetical.

“Parent 401(k) Plan” means the ADT Security Corporation Retirement Savings and Investment Plan.

“Parent Business” means the business and operations of Parent and its Affiliates other than the Business.

“Parent Business Field” means the field of the Parent Business as conducted immediately prior to the Closing.

“Parent Claim” means any claim that is covered under a Parent Insurance Policy, or that would have been covered under a Parent Insurance Policy but for the existence of a deductible or self-insured retention amount with respect to such a Parent Insurance Policy; provided, that, for the avoidance of doubt, any such claim shall only be considered a “Parent Claim” to the extent that it is in respect of Losses with respect to acts, events, facts, circumstances, matters, incidents, claims, omissions or occurrences involving the Group Companies, the Business and/or current or former Business Employees that occurred on or prior to the Closing Date.

“Parent Consolidated Group” means any consolidated, combined, affiliated, aggregated, unitary or similar group for Tax purposes that includes Parent or any of its Affiliates (other than such a group that is solely composed of Group Companies).

“Parent Covered Products” means (i) any product manufactured or developed by Parent or its Affiliates, including any used in the Parent Business in the twelve (12) months prior to the Closing Date; (ii) any product purchased by the Parent or its Affiliates from a third party (e.g., not Purchaser or its Affiliates), including those used in the Parent Business in the twelve (12) months prior to the Closing Date, whether or not such product is purchased by Parent from the same third party after the Closing Date; and (iii) all Modifications made after the Closing Date to any of the products described in the foregoing subsections (i)-(ii).

“Parent Covered Third Parties” means (i) Parent CNTS Acquiror within its applicable assigned field pursuant to Section 5.28(b)(ii)(B), and (ii) all current or future direct or indirect vendors, consultants, contractors, suppliers and authorized dealers and the customers and end users of, and other members of the Parent’s or its Affiliates’ supply chain with respect to, the services in connection with the Parent or the Parent Business or Parent Covered Products.

“Parent Covered Third Party Services” means (i) the provision of Parent Covered Products or services to the Parent or its Affiliates by direct or indirect vendors, consultants, contractors and suppliers and (ii) the offering of services or Parent Covered Products of the Parent or its Affiliates to customers and end users (directly or indirectly, including by authorized dealers). For the avoidance of doubt, Parent Covered Third Party Services do not include the provision of any products other than Parent Covered Products.

“Parent Credit Agreements” means (i) the Twelfth Amended and Restated First Lien Credit Agreement, dated as of July 1, 2015, by and among Prime Security Services Holdings, LLC, Prime Security Services Borrower, LLC, The ADT Security Corporation, the lenders party thereto and Barclays Bank PLC, as administrative agent, and (ii) the Term Loan Credit Agreement, dated as of March 14, 2023, by and among Prime Security Services Holdings, LLC, Prime Security Services Borrower, LLC, The ADT Security Corporation, the lenders party thereto and Barclays Bank PLC, as administrative agent, in each case as amended, restated or supplemented.

“Parent Disclosure Letter” means the disclosure letter dated as of the date of this Agreement and delivered by Parent to Purchaser prior to the execution hereof.

“Parent Fundamental Representations” means the representations and warranties set forth in Section 2.01, Section 2.02, Section 2.04, Section 2.05, Section 3.01 (other than the second sentence of Section 3.01(b)), Section 3.02, Section 3.03 and Section 3.24.

“Parent Licensed IP” means Intellectual Property (excluding Names, Trademarks, Patents, TSA IP and Internet Properties) that (a) is owned as of the Closing Date by Parent or any of its Affiliates, and (b) necessary to or used in, or developed for, the conduct or operation of the Business as of the Closing Date. For the avoidance of doubt, Parent Licensed IP shall not include any Software or Trade Secrets exclusively related, as of the Closing Date, to Parent and its Affiliates (excluding the Group Companies) and the Parent Business.

“Parent Notes” means (i) the 6.250% Second-Priority Senior Secured Notes due 2028 issued by Prime Security Services Borrower, LLC and Prime Finance Inc., (ii) the 5.250% First-Priority Senior Secured Notes due 2024 issued by Prime Security Services Borrower, LLC and Prime Finance Inc., (iii) the 5.750% First-Priority Senior Secured Notes due 2026 issued by Prime Security Services Borrower, LLC and Prime Finance Inc., (iv) the 3.375% First-Priority Senior Secured Notes due 2027 issued by Prime Security Services Borrower, LLC and Prime Finance Inc., (v) the 4.125% First-Priority Senior Secured Notes due 2029 issued by The ADT Security Corporation, (vi) the 4.875% First-Priority Senior Secured Notes due 2032 issued by Prime Security One MS, Inc. (subsequently merged into The ADT Security Corporation) and (vii) the 4.875% Notes due 2042 issued by The ADT Security Corporation.

“Permitted Liens” means any (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts which are not due and payable, or that are being contested in good faith by appropriate Proceedings, and for which adequate reserves or accruals have been made in accordance with (and to the extent required by) GAAP, (ii) solely with respect to personal property, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes, assessments or other governmental charges that are not due and payable, or that are being contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been made in accordance with (and to the extent required by) GAAP, (iv) easements, covenants, conditions, rights-of-way, leases, restrictions, encroachments and other similar matters affecting title to such real property that do not or would not reasonably be expected to materially interfere with the use or occupancy of the Business at the real property to which they relate as currently conducted, (v) zoning, building, land use Laws and other similar restrictions imposed by any Governmental Entity having jurisdiction over such real property which are not violated in any material respect by the current use or occupancy of such real property or the operation of the Business thereon, (vi) Liens that have been placed by any developer, owner, landlord or other third party either on any Leased Real Property or on property over which any Group Company has easement rights, or any subordination or similar agreements relating thereto, (vii) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations, (viii) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and fiduciary bonds and other obligations of a like nature, in each case in the ordinary course of business and that do not secure debt for borrowed money, (ix) nonexclusive licenses of Intellectual Property granted in the ordinary course of business, (x) Liens that will be released at or prior to the Closing, (xi) Liens created by or at the request of Purchaser or its Affiliates and (xii) other imperfections of title or encumbrances that, individually or in the aggregate, do not materially impair the continued use and operation of the properties and assets to which they relate in the conduct of the business of the Group Companies as conducted as of the date of this Agreement.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Entity or other entity.

“Personal Information” means (a) any information that relates to, identifies, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular household or natural person; and (b) information that constitutes “personal information” or “personal data” or other similar terms under applicable Law.    An identifiable natural person is one who, inter alia, can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

“Pre-Closing Income Taxes” means the sum of (a) any unpaid income Taxes of the Group Companies with respect to Pre-Closing Tax Periods, plus (b) any unpaid income Taxes payable by Purchaser for any Pre-Closing Tax Period arising out of, relating to or in respect of the Business (in the case of (a) and (b), other than any such Taxes included on the Parent Consolidated Group’s Tax Return), which amount (i) shall not be less than zero, (ii) shall include as taxable income in the taxable period (or portion thereof) ending on the Closing Date amounts attributable to (A) any deferred revenue or prepaid amounts attributable to or arising in a Pre-Closing Tax Period and (B) any adjustments under Section 481 of the Code (or any similar corresponding provision of state, local or non-U.S. Law), (iii) shall take into account any Transaction Tax Deductions arising in any Pre-Closing Tax Period to the extent available to actually reduce (but not below zero) Taxes in the applicable Pre-Closing Tax Period assuming the election under Revenue Procedure 2011-29, 2011-18 IRB is made to apply the 70% safe harbor to any “success based fee,” (iv) shall not take into account any refund or overpayment of Tax and (v) in the case of a Straddle Period, shall be determined in accordance Section 5.07(h).

“Pre-Closing Separate Return” means any Tax Return required to be filed by or with respect to each Group Company for any taxable period that ends before or includes the Closing Date, other than a Tax Return with respect to any Parent Consolidated Group.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) that ends on or before the Closing Date.

“Privacy Laws” means all applicable Laws regulating the sale, sharing, privacy, collection, use, access, processing, protection, security, deletion or disclosure of Personal Information, and the Payment Card Industry Data Security Standard.

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.01, Section 4.02 and Section 4.09.

“Redacted Fee Letter” means a fee letter from a Debt Financing source in which the only redactions are fee amounts, pricing caps and other economic terms that are customarily redacted in connection with agreements of this type; provided, however, that in each case, such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing or other funding being made available by such Debt Financing source.

“Reference Time” means, (a) for purposes of calculating Cash and Working Capital, 11:59 p.m. (New York City time) on the day immediately preceding the Closing Date and (b) for purposes of calculating Indebtedness, Transaction Expenses and Change of Control Payments, as of immediately prior to the Closing but after giving effect to the Pre-Closing Actions.

“Reference Working Capital Statement” means the statement set forth on Exhibit F and which sets forth an example, for illustrative purposes only, of the Working Capital, prepared in accordance with the Accounting Principles.

“Related Parties” means, with respect to any party, such party’s Affiliates and the former, current and future directors, officers, managers, members, stockholders, equityholders, partners, employees, incorporators, Lenders, agents, advisors, attorneys, representatives, Affiliates, affiliated (or commonly advised) funds, successors and permitted assigns of such party, or any former, current or future directors, officers, managers, members, stockholders, equityholders, partners, employees, incorporators, Lenders, agents, advisors, attorneys, representatives, successors and permitted assigns of the foregoing.

“Required Regulatory Approvals” means those Consents and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set forth in Section 8.06(b)(vi) of the Parent Disclosure Letter.

“Residential Customer” means any Person that purchases equipment or services for use at or in connection with any single-family or multi-family residential premises (including common areas), whether rented or owned by such Person, including any Person that owns and/or operates a multifamily building, including apartment buildings or condominiums, for commercial purposes.

“Restricted Cash” means any cash and cash equivalents of the Group Companies which is not freely usable by the Group Companies to the extent it is in reserve or escrow accounts, custodial cash, cash held as security deposits, cash held as collateral in respect of outstanding letters of credit, cash held for others and/or cash subject to restrictions (including restrictions on dividends and/or repatriation) or Taxes on the use, transfer or distribution thereof by Law, Contract or otherwise.

“Retained Patents” means the Patents owned by Parent or any of its Subsidiaries (other than the Group Companies) and used as of the Closing Date by Parent and its Subsidiaries or the Group Companies, in each case, in the Business or necessary for the conduct of the Business as of the Closing Date, including the Patents set forth in Section 8.06(b)(vii) of the Parent Disclosure Letter.

“RSB Competitive Activity” means the sale, designing, leasing, installation, servicing, repair, monitoring and/or maintenance of: (a) security alarm systems, including any video surveillance, any fire detection, carbon dioxide detection, critical event detection, flood/water detection, intrusion detection and/or medical emergency alarm components of such security alarm systems, and any access control systems for Commercial Customers; (b) remote interactive service and automation systems and associated application services that allow Commercial Customers to remotely monitor and manage the environments in their premises; (c) personal emergency response systems for use by inpatient and outpatient medical service facilities where a critical function of the product is patient response and notification of caregivers from within the facility; (d) fire suppression, retail store performance and electronic article surveillance products, systems and services for Commercial Customers; (e) security systems, services, equipment and software for safeguarding ATMs and ITMs, cash processing and related banking activities for Commercial Customers; or (f) fire detection systems or fire suppression products, systems and services for any Small Business Customer (provided that detection of fire events by equipment not intended to be primarily used as commercial grade fire, flame or smoke detectors shall not be a RSB Competitive Activity).

“Sanctioned Country” means any country or territory or government thereof that is, or has been at any time since January 1, 2021, the subject or target of Sanctions or comprehensive trade embargo under Trade Laws by the United States (presently, Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person who is, or is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person who is, (a) located, organized or resident in, or a national of, a Sanctioned Country, (b) named on any U.S. or any applicable non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identifications List and the Foreign Sanctions Evaders List, or any other sanctions- or export-related restricted party list maintained by OFAC, BIS, or the U.S. Department of State, or (c) otherwise the subject or target of Sanctions.

“Sanctions” means, with respect to any Person, all U.S. and any applicable non-U.S. economic or trade sanctions Laws, orders, embargoes, restrictive measures, or lists of blocked or otherwise restricted persons, including those administered, enacted or enforced from time to time by the United States (including the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), U.S. Department of State and U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”)), the United Nations Security Council, the European Union His Majesty’s Treasury of the United Kingdom, or any other jurisdiction in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security Incident” means any actual cyber or security incident, unauthorized processing, alteration, use, transmission, dissemination, disclosure, transfer, sharing, erasure or destruction, phishing incident, ransomware or malware attack, in each case, with respect to, any IT Systems or Trade Secrets held by or on behalf of, the Group Companies or, in connection with the Business, including any (A) with a reasonable likelihood of materially disrupting any material part of the normal operations of the Business as conducted as of the date of this Agreement or (B) for which notice is required to be provided to any Governmental Entity pursuant to any Privacy Laws.

“Shared CBAs” mean the (i) Agreement between ADT LLC (Salt Lake City) and Communications Workers of America AFL-CIO, CLC Local Union 7704, dated January 15, 2021 to November 30, 2022, as extended, and any such new Collective Bargaining Agreement with Local 7704 entered into by ADT LLC in accordance with Section 5.01(xx) of the Parent Disclosure Letter, and (ii) Agreement by and between ADT, LLC Knoxville, TN, International Brotherhood of Electrical Workers AFL – CIO Local No. 760, dated January 24, 2021 to January 23, 2024.

“Shared Contract” means any Contract pursuant to which Parent or one of its Affiliates (including the Group Companies), on the one hand, and a counterparty, on the other hand, is bound in any material respect of both (i) the Business and (ii) the Parent Business; provided that Parent and Purchaser may, by mutual consent, elect to include in, or exclude from, this definition any Contract.

“Shared Union Business Employees” means each Business Employee who is covered by a Shared CBA.

“Small Business Customer” means any Person that purchases equipment or services for use at or in connection with non-residential premises with an area of 10,000 square feet or less, whether rented or owned by such Person.

“Software” means, as they exist anywhere in the world, computer software and programs, including all source code, object code, specifications, databases, designs and documentation related thereto.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the present fair saleable value of the assets (measured on a going concern basis) of such Person is not less than (A) the value of all liabilities of such Person, including contingent and other liabilities, as of such date, and (B) the amount that is required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature in the ordinary course of business, (ii) such Person does not have, as of such date, an unreasonably small amount of capital for the operation of the businesses contemplated, as of such date, in which it is engaged or proposed to be engaged following such date and (iii) such Person are able to pay its liabilities, including contingent and other liabilities, as they mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

“Specified Licensed TSA IP” means ADT Smart Monitoring (including Smart Alerts, IP Configure ADT and ADT Next Gen 911) and i-View Now.

“Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” of any Person means any other Person of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such other Person (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Tax Return” means any filing, form, certificate, election return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, filed or maintained or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and includes any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Taxing Authority.

“Taxes” means all taxes or similar duties, fees or charges or assessments of any kind imposed by any Governmental Entity, including income, excise, property, business, goods and services, sales or use, value added, real and personal property, escheat, abandoned and unclaimed property, ad valorem, profits, gross receipts, license, withholding, payroll, employment, severance, net worth, capital gains, transfer, stamp, customs duty, social security, environmental, occupation and franchise taxes, in each case in the nature of a tax, including any interest, penalties and additions with respect thereto.

“Taxing Authority” means any Governmental Entity exercising Tax regulatory authority.

“Title IV Plan” means any “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Section 412 or 430 of the Code or Section 302 or Title IV of ERISA

“Trade Laws” means, with respect to any Person, all U.S. and any applicable non-U.S. Laws and orders relating to customs, import, export, reexport, transfer, retransfer, or anti-boycott in jurisdictions in which such Person or any of its Subsidiaries does business or is otherwise subject to jurisdiction, including the Export Administration Regulations, the customs and import Laws and orders administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Trade Secrets” means any trade secrets (including as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), non-public know-how, confidential or proprietary information, such as ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), algorithms, formulae, source code, processes, techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information, in each case, including that derives economic value from not being known to other Persons.

“Transaction Agreements” means this Agreement, the Transition Services Agreement, the Brand Licensing Agreement, the Master RELAs and any other agreements and instruments to be executed and delivered in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” means the aggregate amount of all fees, costs and expenses incurred by the Group Companies prior to the Closing, regardless of when payable (including the fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Group Companies), arising out of or in connection with this Agreement or the Transactions. For the avoidance of doubt, Transaction Expenses shall not include (i) any amounts payable to directors, officers or consultants or Business Employees, in each case, as a result of any actions taken by Purchaser or any of its Affiliates at or following the Closing, (ii) any fees, costs or expenses incurred by Purchaser or any of its Affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of Purchaser), (iii) any amounts included in the calculation of Indebtedness, Change of Control Payments or Working Capital or (iv) any fees, costs or expenses incurred by the Group Companies after the Closing.

“Transfer Taxes” means all transfer, documentary, sales, value added, use, stamp, registration, recordation, excise, conveyance and other similar Taxes.

“Transferred Patent” means (i) U.S. Patent Application No. 18/089,901, (ii) all applications, including provisionals, continuations, and continuations-in-part, from which U.S. Patent Application No. 18/089,901 claims priority, (iii) all Patents that claim priority from an application described in clause (i) or (ii), and (iv) all foreign counterparts of any of the Patents described in clauses (i)-(iii).

“TSA Employee” means (a) each Business Employee set forth on Section 8.06(b)(iii) of the Parent Disclosure Letter (an “Initial TSA Employee”) (together with their job title, work location, employing entity, and union or non-union status) and (b) in the event any Initial TSA Employee terminates employment prior to the Applicable Termination Date(s) (as defined in the Transition Services Agreement) for the Service(s) (as defined in the Transition Services Agreement) supported by such Business Employee (other than in connection with a transfer of employment to Purchaser or any of its Subsidiaries (including the Group Companies)), any employee of Parent and its Affiliates, including any newly hired employees, in a similar role and similar compensation, reasonably designated by Parent and its Affiliates to replace such Initial TSA Employee (in which case, such replacement shall be deemed an Initial TSA Employee for purposes of the foregoing).

“TSA IP” means the Intellectual Property set forth on Schedule 8.06(b)(ix) of the Parent Disclosure Letter.

“Working Capital” means Current Assets minus Current Liabilities. For the avoidance of doubt, Working Capital shall not include any amounts included in the calculation of Indebtedness, Change of Control Payments or Transaction Expenses or any Excluded Liabilities. For illustrative purposes only, attached as Exhibit F is the Reference Working Capital Statement.

“Working Capital Deficit” means the amount by which the Estimated Working Capital or the Closing Working Capital, as applicable, is less than the Working Capital Lower Target.

“Working Capital Lower Target” means $181,000,000.

“Working Capital Surplus” means the amount by which the Estimated Working Capital or the Closing Working Capital, as applicable, is greater than the Working Capital Upper Target.

“Working Capital Upper Target” means $192,000,000.

SECTION 8.07 Conflicts; Privilege. (a) Purchaser agrees, on its own behalf and on behalf of its Affiliates (including, after the Closing, any Group Company) and its and their respective past, present and future managers, directors, members, partners, officers and employees, and each of their successors and assigns (all such parties, the “Purchaser Parties”), that Cravath, Swaine & Moore LLP (“Cravath”) may serve as counsel to, and PricewaterhouseCoopers LLP (“PwC”) may provide professional services to, Parent, on the one hand, and the Group Companies, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement, the other Transaction Agreements and the consummation of the Transactions (the “Current Representation”), and that, following consummation of the Transactions, Cravath may serve as counsel to, and PwC may provide professional services to, Parent or any of its Affiliates or any of their respective managers, directors, members, partners, officers or employees, in each case, in connection with any dispute, litigation, claim, Proceeding or obligation arising out of or relating to this Agreement, the other Transaction Agreements or the Transactions, notwithstanding such representation (or any continued representation) of the Group Companies, and Purchaser on behalf of itself and the Purchaser Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Purchaser acknowledges that the foregoing provision applies whether or not Cravath provides legal services to, and whether or not PwC provides professional services to, any Group Company after the Closing Date.

(b) Purchaser, on behalf of itself and the Purchaser Parties, hereby irrevocably acknowledges and agrees that all communications between or among, on the one hand, the Group Companies prior to the Closing and Parent and, on the other hand, their counsel (including Cravath) made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement or the Transactions, or any matter relating to the foregoing, are privileged communications between Parent and such counsel and the expectation of client confidence belongs to, and shall be controlled by, Parent (notwithstanding that any Group Company participated in, was party to or was furnished such communications nor that any Group Company is also a client of such counsel), and from and after the Closing, neither Purchaser nor any Group Company nor any Person purporting to act on behalf of or through Purchaser or any Group Company, will seek to obtain the same by any process. From and after the Closing, Purchaser, on behalf of itself and the Purchaser Parties, waives and will not assert any attorney-client privilege with respect to any communication between Cravath, the Group Companies or Parent occurring prior to the Closing in connection with the Current Representation, and the expectation of client confidence belongs to Parent and shall be controlled by Parent and shall not pass to or be claimed by Purchaser, any Group Company or any of their respective Affiliates. In connection with any dispute or Proceeding that may arise between Parent, on the one hand, and Purchaser or, after the Closing, any Group Company, on the other hand, Parent (and not Purchaser or any Group Company) will have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between Cravath and any Group Company that occurred before the Closing. Notwithstanding the foregoing, in the event a dispute arises between Purchaser or the Group Companies, on the one hand, and a Person other than Parent (or any Affiliate thereof), on the other hand, after the Closing, the Group Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by Cravath to such Person; provided, however, that no Group Company may waive such privilege without the prior written consent of Parent.

(c) In the event that any third party commences Proceedings seeking to obtain from Purchaser or its Affiliates (including, after the Closing, any Group Company) attorney-client communications involving Cravath in connection with the Current Representation, Purchaser shall promptly notify Parent in writing so as to permit Parent to participate in any such Proceedings.

SECTION 8.08 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party. Delivery of an executed counterpart of a signature page of this Agreement by electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 8.09 Entire Agreement. This Agreement, the other Transaction Agreements, the Financing Letters, the Guarantee and the Confidentiality Agreement, along with the Schedules and Exhibits hereto and thereto, contain the entire agreement and understanding among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the other Transaction Agreements or the Confidentiality Agreement. In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of any of the other Transaction Agreements or the Confidentiality Agreement, on the other hand, the provisions of this Agreement shall control.

SECTION 8.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

SECTION 8.11 Consent to Jurisdiction.

(a) Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the Supreme Court of the State of New York, New York County, or in the event (but only in the event) that such New York Supreme Court does not have subject matter jurisdiction over such matter, the United States District Court for the Southern District of New York, and any appellate courts thereof with respect to any appeals for the purposes of any suit, action or other Proceeding related to or arising out of this Agreement or the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such suit, action or Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or Proceeding has been brought in an inconvenient forum. Each party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.04 shall be effective service of process for any such suit, action or Proceeding.

(b) Notwithstanding anything in this Agreement to the contrary, each party hereto, on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (i) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Lender Related Parties, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (ii) agrees that any such proceeding shall be governed by the laws of the State of New York, except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing, (iii) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Lender Related Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (iv) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (v) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Lender Related Parties in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vi) agrees that none of the Lender Related Parties will have any liability to any party hereto or any of its Subsidiaries or any of their respective controlled Affiliates or representatives (in each case, other than Purchaser and its Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (vii) agrees that the Lender Related Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 8.05(b), and that such provisions shall not be amended in any way adverse to the Lender Related Parties without the prior written consent of the Lender Related Parties.

SECTION 8.12 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY SUIT, ACTION OR OTHER PROCEEDING RELATED TO OR ARISING OUT OF THIS AGREEMENT, THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS (INCLUDING ANY SUIT, ACTION OR OTHER PROCEEDING RELATED TO OR ARISING OUT OF THE FINANCING, THE FINANCING LETTERS, THE DEFINITIVE AGREEMENTS PROVIDING FOR THE FINANCING OR THE PERFORMANCE THEREOF).

SECTION 8.13 Governing Law. This Agreement, and all matters, claims or causes of action (whether in contract or tort) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

SECTION 8.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any of the Transaction Agreements, each of the parties hereto acknowledges and agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had, and waives any rights or claims it may have, against any Person not a party hereto or thereto, including any past, present or future director, officer, partner, agent or employee of any past, present or future member of Purchaser, Parent, any Group Company or of any Affiliate or assignee thereof, any Lender Related Parties or any Guarantor, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future director, officer, partner, agent or employee of any past, present or future member of Purchaser, Parent, any Group Company or of any Affiliate or assignee thereof, as such, or any Lender Related Party, for any obligation under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation; provided, however, that, notwithstanding the foregoing, nothing in this Section 8.14 shall in any way limit or modify the rights and obligations of any Lender Related Parties’ obligations to Purchaser under the Debt Commitment Letter.

SECTION 8.15 Transferred Company Guarantee.

(a) Effective as of the Closing, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Transferred Company hereby absolutely, unconditionally and irrevocably guarantees to Parent the observance, performance and discharge of Purchaser’s obligations under this Agreement and any Transaction Agreement to which Purchaser is a party, in each case in accordance with and solely if, as and when required by the terms of this Agreement or any such Transaction Agreement (in each case, as this Agreement or any such Transaction Agreements may be amended or modified from time to time in accordance with their respective terms) (the “Transferred Company Guaranteed Obligations”). All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The guarantee contained in this Section 8.15 (the “Transferred Company Guaranty”) is a continuing one and shall remain in full force and effect until all of the Transferred Company Guaranteed Obligations shall have been paid and performed in full, and will be binding upon the Transferred Company, its successors and permitted assigns.

(b) If for any reason Purchaser shall fail or be unable to duly and punctually pay or perform, or cause to be duly and punctually paid or performed, any of the Transferred Company Guaranteed Obligations as and when required pursuant to this Agreement or any such other Transaction Agreement, the Transferred Company shall duly and punctually pay or perform, or cause to be duly and punctually paid or performed, such Transferred Company Guaranteed Obligations. The Transferred Company further agrees that the Transferred Company Guaranty constitutes a guaranty of payment and performance when due and not of collection and is in no way conditioned or contingent upon any attempt to collect from Purchaser or any other person.

(c) The Transferred Company agrees that Parent may at any time and from time to time, without notice to or further consent of the Transferred Company, extend the time of payment of the Transferred Company Guaranteed Obligations without in any way impairing or affecting the Transferred Company Guaranteed Obligations. The Transferred Company agrees that the Transferred Company Guaranteed Obligations shall not be released or discharged, in whole or in part, or otherwise affected by:

(i) the failure of Parent to assert any claim or demand or to enforce any right or remedy against Purchaser;

(ii) the addition, substitution or release of any Person (other than Purchaser) interested in the transactions contemplated by this Agreement or any other Transaction Agreement;

(iii) any change in the corporate existence, structure or ownership of Purchaser, the Transferred Company or any other Person interested in the transactions contemplated by this Agreement or any other Transaction Agreement;

(iv) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Purchaser, the Transferred Company or any other Person interested in the transactions contemplated by this Agreement or any other Transaction Agreement; or

(v) the adequacy of any other means the Transferred Company may have of obtaining payment of the Transferred Company Guaranteed Obligations.

(d) The Transferred Company hereby waives promptness, diligence, notice of the acceptance of the Transferred Company Guaranty and of the Transferred Company Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any of the Transferred Company Guaranteed Obligations and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Purchaser and all suretyship defenses generally. The Transferred Company hereby waives any and all notice of or proof of reliance by Parent upon the Transferred Company Guaranty or acceptance of the Transferred Company Guaranty. The Transferred Company Guaranteed Obligations, and any of them, will conclusively be deemed to have been created, contracted or incurred in reliance upon the Transferred Company Guaranty, and all dealings between Purchaser or the Transferred Company, on the one hand, and Parent, on the other hand, will likewise be conclusively presumed to have been had or consummated in reliance upon the Transferred Company Guaranty.

(e) Notwithstanding any other provision of this Section 8.15, Parent hereby agrees that (i) the Transferred Company may assert, as a defense to, or release or discharge of, any payment or performance by the Transferred Company under the Transferred Company Guaranty any claim, set-off, deduction, defense or release that Purchaser could assert against Parent or any other Person, as the case may be, under the terms of, or with respect to, this Agreement or any other Transaction Agreement and (ii) any failure by Parent or any other Person to comply with the terms of this Agreement or any other Transaction Agreement, including, without limitation, any breach by Parent of any representation, warranty or covenant contained therein or in any such Transaction Agreement (whether such breach results from willful misconduct, fraud, intentional misrepresentation or otherwise), that would relieve Purchaser of its obligations under this Agreement or any other Transaction Agreement shall likewise automatically and without any further action on the part of any Person relieve the Transferred Company of the corresponding obligations under the Transferred Company Guaranty.

(f) Section 8.01, Section 8.02, Section 8.03, Section 8.05, Section 8.06, Section 8.07, Section 8.08, Section 8.09, Section 8.10, Section 8.11, Section 8.12, Section 8.13 and this Section 8.15 shall apply with respect to the Transferred Company and the Transferred Company Guaranty.

SECTION 8.16 Survival of Representations and Covenants. None of the representations, warranties, covenants and agreements contained in this Agreement or any other document contemplated hereby shall survive the Closing, except for (a) the covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, which covenants and agreements shall survive in accordance with their terms, and (b) the covenants and agreements in Section 5.07, which shall survive the Closing until the expiration of the applicable statute of limitations. Subject to 8.17, except for (i) any specific enforcement remedy to which a party is entitled pursuant to Section 8.05, (ii) claims of, or causes of action arising from, related to or otherwise attributable to, Actual Fraud and (iii) claims arising from breach of the covenants and agreements included in this Agreement or in any Transaction Agreement to be performed fully or in part following the Closing, Purchaser, on behalf of itself and each of its Affiliates (including the Group Companies) and each of their respective officers, directors, employees, equityholders, agents and representatives, on the one hand, and Parent, on behalf of itself and each of its Affiliates and each of their respective officers, directors, employees, equityholders, agents and representatives, on the other hand, each agrees that it shall have no recourse after the Closing with respect to any and all claims relating to this Agreement.

SECTION 8.17 Limited Indemnification Obligations.

(a) Indemnification Obligations of Parent. Notwithstanding anything in this Agreement to the contrary, from and after the Closing, Parent will indemnify the Purchaser Related Parties and save and hold each of them harmless against and pay on behalf of or reimburse such Purchaser Related Parties for any Losses (regardless of whether or not such Losses relate to any third party claim) as and when incurred which any such Purchaser Related Party may suffer, sustain or become subject to, as a result of, in connection with, relating to or by virtue of the Excluded Liabilities.

(b) Indemnification Obligations of Purchaser. Notwithstanding anything in this Agreement to the contrary, from and after the Closing, Purchaser will indemnify the Parent Related Parties and save and hold each of them harmless against and pay on behalf of or reimburse such Parent Related Parties for any Losses (regardless of whether or not such Losses relate to any third party claim) as and when incurred which any such Parent Related Party may suffer, sustain or become subject to, as a result of, in connection with, relating to or by virtue of the Assumed Liabilities.

(c) Purchase Price Adjustment Treatment. To the extent permitted by applicable Law, all indemnification payments made pursuant to this Section 8.17 will be treated as adjustments to the Final Closing Date Amount.

(d) Recoveries. The amount of any Loss suffered by a Purchaser Related Party or a Parent Related Party, as applicable, under this Agreement will be reduced by the amount, if any, of the cash recovery (net of reasonable attorney’s fees and other reasonable out-of-pocket expenses incurred in obtaining such recovery, as well as the amount of any retrospective or other current increase in insurance premiums or related cost increases to the extent attributable to the payment of such recovery) that the Purchaser Related Party or the Parent Related Party, as applicable, has actually received (i) with respect thereto under any insurance policies (other than any representation and warranties insurance policy) or (ii) in prevailing party fees or attorney’s fees reimbursements from the counterparty to such indemnifiable matter.

(e) Exclusive Remedy.

(i) From and after the Closing, the remedies provided by this Section 8.17, subject to the limitations set forth herein, will be the sole and exclusive remedies of the Purchaser Related Parties for the recovery of Losses resulting from, relating to or arising out of the Excluded Liabilities as set forth in this Agreement (except as set forth in Section 1.04 and in the case of claims for Actual Fraud, or claims under the other documents and agreements entered into in connection with the transactions contemplated hereby) and Purchaser hereby waives, and releases Parent from, all other remedies, whether common law or statutory or at equity, in respect of any Losses resulting from, relating to or arising out of such Excluded Liabilities. Without limiting the foregoing, nothing in this Section 8.17 will limit or restrict the right or ability of Purchaser to maintain or recover any amounts in connection with any action or claims based upon, related to or otherwise attributable to Actual Fraud.

(ii) From and after the Closing, the remedies provided by this Section 8.17, subject to the limitations set forth herein, will be the sole and exclusive remedies of the Parent Related Parties for the recovery of Losses resulting from, relating to or arising out of the Assumed Liabilities as set forth in this Agreement (except as set forth in Section 1.04 and in the case of claims for Actual Fraud, or claims under the other documents and agreements entered into in connection with the transactions contemplated hereby) and Parent hereby waives, and releases Purchaser from, all other remedies, whether common law or statutory or at equity, in respect of any Losses resulting from, relating to or arising out of such Assumed Liabilities. Without limiting the foregoing, nothing in this Section 8.17 will limit or restrict the right or ability of Parent to maintain or recover any amounts in connection with any action or claims based upon, related to or otherwise attributable to Actual Fraud.

SECTION 8.18 Indemnification Procedures.

(a) Third Party Claims. In order for a Person (the “indemnified party”) to be entitled to any indemnification provided for under Section 8.17 in respect of, arising out of or involving a claim made by any third Person against the indemnified party (including any applicable Taxes becoming due and payable to a Governmental Entity) (a “Third Party Claim”), such indemnified party must notify the party required to provide indemnification therefor (the “indemnifying party”) in writing (and in reasonable detail) of the Third Party Claim within 10 Business Days after receipt by such indemnified party of notice of the Third Party Claim or in the case of Escheat Liabilities that are first due and payable to a Governmental Entity after the Closing, within 10 Business Days after an applicable Tax Return is filed with a Governmental Entity; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party, within five Business Days after the indemnified party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(b) Assumption. If a Third Party Claim is made against an indemnified party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided that the indemnifying party shall not be entitled to assume control of such defense if (i) such Third Party Claim relates to or arises in connection with any criminal action, (ii) such Third Party Claim seeks an injunction or equitable relief against the indemnified party, (iii) such Third Party Claim relates to Taxes, or (iv) upon petition by the indemnified party, the appropriate court rules that the indemnifying party failed or is failing to vigorously prosecute or defend such Third Party Claim. Should the indemnifying party so elect in writing to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the indemnified party for any legal expenses subsequently incurred by the indemnified party in connection with the defense thereof. If the indemnifying party assumes such defense, the indemnified party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the reasonable and documented fees and expenses of counsel employed by the indemnified party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the indemnified party shall have failed to give notice of the Third Party Claim in accordance with Section 8.18(a)). If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the indemnified parties shall reasonably cooperate in the defense or prosecution thereof. Such reasonable cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to testify and provide additional information and explanation of any material provided hereunder, provided, however, that the indemnified parties shall not be required to provide such access if the applicable indemnified party determines, in its reasonable judgment, that doing so could jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege (it being understood that the indemnified parties shall use reasonable best efforts to provide such access in a manner that does not jeopardize any such privilege or protection). Whether or not the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement, compromise or discharge releases the indemnifying party completely and irrevocably and would not result in (i) injunctive or other nonmonetary relief against the indemnifying party (other than customary confidentiality obligations), including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the indemnifying party or (ii) a finding or admission of fault, guilt or misconduct by the indemnifying party or any of its Affiliates. If the indemnifying party assumes the defense of a Third Party Claim, the indemnified party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim and which releases the indemnified party completely and irrevocably in connection with such Third Party Claim; provided, however, that the indemnifying party shall not, without prior written consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) injunctive or other nonmonetary relief against the indemnified party (other than customary confidentiality obligations), including the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the indemnified party or (ii) a finding or admission of fault, guilt or misconduct by the indemnified party or any of its Affiliates. Notwithstanding the foregoing, Purchaser shall not be precluded from filing any Tax Returns in respect of Escheat Liabilities that are due after the Closing Date and paying the Escheat Liabilities reported thereon to the applicable Governmental Entities.

(c) Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Section 8.17 that does not involve a Third Party Claim being asserted against, imposed on or sought to be collected from such indemnified party, the indemnified party shall promptly deliver written notice of such claim (describing such claim in reasonable detail) to the indemnifying party; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been actually prejudiced as a result of such failure. If the indemnifying party does not notify the indemnified party within 30 calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under Section 8.17, such claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under Section 8.17 and the indemnifying party shall pay the amount of such liability to the indemnified party on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of such claim (or such portion thereof) becomes finally determined.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

ADT INC., as Parent,

By:	/s/ Jeffrey Likosar
Name: Jeffrey Likosar
Title: President, Corporate Development and Chief Transformation Officer

IRIS BUYER LLC, as Purchaser,

By:	/s/ David A. Donnini
Name: David A. Donnini
Title: President

FIRE & SECURITY HOLDINGS, LLC, as the Transferred Company, solely for the purposes set forth herein

By:	/s/ Jeffrey Likosar
Name: Jeffrey Likosar
Title: President, Corporate Development and Chief Transformation Officer

[SIGNATURE PAGE TO EQUITY PURCHASE AGREEMENT]